SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	June	2014
Commission File Number	001-35400
Just Energy Group Inc.
(Translation of registrant’s name into English)
6345 Dixie Road, Suite 200, Mississauga, Ontario, Canada L5T 2E6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Management Information Circular.

Document 1 of this report on Form 6-K is incorporated by reference into the Registrant’s outstanding registration statements on Form F-3 (No. 333-188184), Form F-10 (No. 333-184289) and Form S-8 (No. 333-183954) that have been filed with the Securities and Exchange Commission.

DOCUMENT 1

Just Energy Group Inc.
Management Proxy Circular
Notice of Annual Meeting of Common Shareholders
June 26, 2014

May 28, 2014
Dear Shareholder:
Please join us at the 13th annual meeting of common shareholders of Just Energy at 3:00 p.m. EST on Thursday June 26, 2014 at the Toronto Stock Exchange – Broadcast Centre located on the main floor of The Exchange Tower, 2 First Canadian Place, 130 King Street West, Toronto, Ontario.

Just Energy is situated in a high growth industry, the sale of deregulated natural gas and electricity to residential and commercial customers under fixed and variable term contracts across North America. It is also engaged in the sale, lease and distribution of other energy products. As Just Energy expands into available deregulated utility markets and broadens its offerings to which regulation does not apply, there are a growing number of new potential customers for Just Energy’s suite of energy products. Related to its core energy products, Just Energy is also engaged in the sale and lease of energy efficient waterheaters, furnaces and air conditioners and the sale of JustGreen energy products which permit homeowners and commercial customers to contract for green electricity and/or reduce or eliminate the carbon foot print of their natural gas usage.

During the past year, Just Energy saw record 1,431,000 customer additions. Customer growth resulted in gross margin of $565.6 million, up 8% year over year. This was more than the growth in customers as a result of higher variable rate customer margins and elevated consumption during the winter months due to extremely cold temperatures experienced throughout North America. The Company anticipated a 26% growth rate in its Base EBITDA and was tracking ahead of that level until the unprecedented weather/price conditions in the fourth quarter resulted in growth in Base EBITDA of 22%. In either case, the Company’s growth was significant and in line with reasonable expectations. The Company has provided guidance of Base EBITDA growth of 5% to 9% for fiscal 2015 representing a more conservative expectation of growth in the coming year.

Management of Just Energy is focused on improving the Company’s debt to EBITDA ratio over the near term. The sale of our ethanol plant and the planned sale of our Hudson Energy Solar commercial business will result in the elimination of approximately $105 million of debt from our balance sheet. We will continue to examine all aspects of our business in an attempt to identify any non-core assets which could be sold at attractive prices. Our debt to Base EBITDA ratio has fallen from 5.6 times a year ago to 4.7 times as at March 31, 2014. Our target is to reduce the rate to 4 times or less and we hope to do so through a combination of increasing EBITDA and the lowering debt through the sale of non-core assets.

Your Company is very focused on identifying and, where appropriate, building its business in areas like demand response, thermostat bundling and residential solar installations. While Just Energy has always been focused on cashflow to our shareholders, controlled expansion of our non-renewable business should result in lower attrition increasing our growth in our diverse geographic markets.

The accompanying proxy circular and notice of meeting contains a description of the matters to be voted upon at the meeting and provides information on executive compensation and corporate governance at Just Energy.

We hope you will take the time to read the proxy circular in advance of the meeting as it provides background information that will help you exercise your right to vote. Whether or not you attend the meeting in person, we would encourage you to vote as this is one of your rights as a shareholder. Instructions on the ways you can exercise your voting rights are found starting on page 1 of the proxy circular. If your common shares are not registered in your name but are held in the name of a nominee, you should consult the information on page 4 of the proxy circular with respect to how to vote your shares.

If you are able to attend the meeting in person, there will be an opportunity to ask questions and to meet your directors, Just Energy management and your fellow shareholders.
On behalf of our board of directors, we would like to express our gratitude for the support of our shareholders. We would also like to thank our employees for their hard work and support. We look forward to seeing you at the meeting.

Sincerely,

/s/ Rebecca MacDonald Rebecca MacDonald Executive Chair Just Energy Group Inc.

Notice of Annual Meeting

To: Just Energy Common Shareholders

The annual meeting of Just Energy common shareholders will be held at the Toronto Stock Exchange – Broadcast Centre, The Exchange Tower, 2 First Canadian Place, 130 King Street West, Toronto, Ontario, Canada M5X 1J2 on Thursday June 26, 2014, at 3:00 p.m. EST:

1.	to receive the audited consolidated financial statements of Just Energy for the year ended March 31, 2014 and the auditor’s report thereon;

2.	to elect the nominees of Just Energy standing for election as directors on an individual basis;

3.	to appoint Ernst & Young LLP as auditors of Just Energy;

4.	to consider, in an advisory, non-binding capacity, Just Energy’s approach to executive compensation; and

5.	to transact such other business as may properly be brought before the meeting or any adjournment or postponement thereof respecting the items in sections 1 – 4 above.

The matters proposed to be dealt with at the meeting are described in the proxy circular accompanying this notice. The directors have fixed May 23, 2014, as the record date for the determination of the common shareholders entitled to receive notice of and vote at the meeting.

Dated at Toronto, Ontario	JUST ENERGY GROUP INC.
May 28, 2014.
/s/ Jonah Davids
Jonah Davids
Executive Vice President and General Counsel

Where Do I Find It

PROXY CIRCULAR

This proxy circular is provided in connection with the solicitation of proxies by management of Just Energy for use at the annual meeting of its shareholders or at any adjournment or postponement thereof (the “meeting”). In this document “you” and “your” refer to the shareholders of, and “Just Energy”, the “Company” or “we”, “us”, “our”, refer to, Just Energy Group Inc. The information contained in this proxy circular is given as at May 28, 2014, except as indicated otherwise.

IMPORTANT – If you are not able to attend the meeting, please exercise your right to vote by signing the enclosed form of proxy or voting instruction form and, in the case of registered shareholders by returning it to Computershare Trust Company of Canada in the enclosed envelope, or by voting by fax as indicated on the form of proxy, no later than 3:00 p.m. (Toronto time) on June 24, 2014, or, if the meeting is adjourned or postponed, by no later than 3:00 p.m. (Toronto time) on the business day prior to the day fixed for the adjourned or postponed meeting. See the form of proxy. If you are a non-registered shareholder, reference is made to the section entitled “How do I vote if I am a non-registered shareholder?” on page 4 of this circular.

VOTING – QUESTIONS AND ANSWERS

VOTING AND PROXIES

Who can vote?

Shareholders who are registered as at the close of business on May 23, 2014 (the “record date”), will be entitled to vote at the meeting or at any adjournment or postponement thereof, either in person or by proxy.

As of the close of business on May 23, 2014, Just Energy had outstanding 143,982,175 common shares. Each common share carries the right to one vote.

To the knowledge of the directors and senior offices of Just Energy based on the most recent publicly available information, at May 23, 2014 two persons exercised control or direction over shares carrying 10% or more of the voting rights attached to the common shares of Just Energy. Jim Pattison, through Great Pacific Capital Corp. and The Jim Pattison Foundation, beneficially owns, or directly or indirectly controls, a total of 16,771,194 (11.7%) of the common shares and Ron Joyce, through Jetport Inc., beneficially owns, or directly or indirectly controls, 14,866,770 (10.3%) of the common shares in the capital of Just Energy.

Quorum for the Meeting

At the meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 25% of the outstanding common shares. If a quorum is not present at the meeting within one half hour after the time fixed for the holding of the meeting, it shall stand adjourned to such day being not less than 14 days later and to such place and time as may be determined by the chair of the meeting. At such meeting, the shareholders present either personally or by proxy shall form a quorum. In the event of a tie or deadlock vote at the meeting, the chair may not cast a deciding vote.

What will I be voting on?

Shareholders will be voting: (i) to elect directors of Just Energy, (ii) to appoint Ernst & Young LLP as auditors of Just Energy and (iii) in an advisory capacity, on Just Energy’s approach to executive compensation. Our board of directors and our management are recommending that shareholders vote FOR each of items (i), (ii) and (iii) in the Notice of Annual Meeting.

How will these matters be decided at the meeting?

A simple majority of the votes cast, in person or by proxy, will constitute approval for each of these matters.

Why am I not voting to approve the financial statements?

On May 15, 2014 the board of directors of Just Energy approved the consolidated audited financial statements of Just Energy for the year ended March 31, 2014. Under the Canada Business Corporations Act, the legislation which governs

Just Energy, the financial statements are required to be mailed to shareholders but no shareholder vote is required. You will however be entitled to ask questions of financial management at the meeting.

Who is soliciting my proxy?

Management of Just Energy is soliciting your proxy. The solicitation is being made primarily by mail, but our directors, officers or employees may also solicit proxies at a nominal cost to Just Energy.

How can I contact the transfer agent?

You can contact the transfer agent either by mail at Computershare Trust Company of Canada, 100 University Ave., 9th Floor, North Tower, Toronto, Ontario M5J 2Y1 or by fax at 1 866 249-7775.

How do I vote?

If you are eligible to vote and your common shares are registered in your name, you can vote your common shares in person at the meeting or by proxy, as explained below. If your common shares are held in the name of a nominee, please see the instructions below under “How do I vote if I am a non- registered shareholder?”.

What is the difference between a registered shareholder and a beneficial owner of shares?

If your shares are registered on the record date directly in your name with Just Energy’s transfer agent, you are considered with respect to those shares to be a “registered shareholder”. The proxy circular and proxy have been sent directly to you by Computershare Trust Company of Canada.

If your shares are held in a stock brokerage account or by a bank or financial intermediary or other nominee, you are considered the “beneficial owner” of shares held in street name. The proxy circular has been forwarded to you by your broker, bank, financial intermediary or other nominee who is considered, with respect to those shares, the registered shareholder. As the beneficial owner, you have the right to direct your broker, bank, financial intermediary or other nominee how to vote your shares by using the voting instruction card included in the mailing or by following their instructions for voting.

How do I vote if I am a registered shareholder?

1.	VOTING BY PROXY

You are a registered shareholder if your name appears on your share certificate. If this is the case, you may appoint someone else to vote for you as your proxy holder by using the enclosed form of proxy. The persons currently named as proxies in such form of proxy are the executive chair and the president and chief executive officer of Just Energy. However, you have the right to appoint any other person or company (who need not be a shareholder) to attend and act on your behalf at the meeting. That right may be exercised by writing the name of such person or company in the blank space provided in the form of proxy or by completing another proper form of proxy. Make sure that the person you appoint is aware that he or she is appointed and attends the meeting.

(i)	How can I send my form of proxy?

You can either return a duly completed and executed form of proxy to the transfer agent and registrar for Just Energy’s common shares, Computershare Trust Company of Canada, in the envelope provided, or you can vote as indicated above by following the instructions on the form of proxy.

(ii)	What is the deadline for receiving the form of proxy?

The deadline for receiving duly completed forms of proxy or a vote following any one of the other two options as indicated above is 3:00 p.m. EST on June 24, 2014, or if the meeting is adjourned or postponed, by no later than 3:00 p.m. EST on the business day prior to the day fixed for the adjourned or postponed meeting.

(iii)	How will my common shares be voted if I give my proxy?

Your common shares will be voted or withheld from voting in accordance with your instructions indicated on the proxy. If no instructions are indicated, your common shares represented by proxies in favour of the board, executive chair or lead director will be voted FOR the election of management’s nominees as directors, FOR the appointment of Ernst & Young LLP as auditors, FOR Just Energy’s approach to executive compensation, and at the discretion of the proxy holder in respect of amendments to any of the foregoing matters or on such other business as may properly be brought before the meeting. Should any nominee named herein for election as a director become unable to accept nomination for election, it is intended that the person acting under proxy in favour of management will vote for the election in his or her stead of such other person as management of Just Energy may recommend. Management has no reason to believe that any of the nominees for election as directors will be unable to serve if elected to office and management is not aware of any amendment or other business likely to be brought before the meeting.

(iv)	If I change my mind, how can I revoke my proxy?

You may revoke your proxy at any time by an instrument in writing (which includes another form of proxy with a later date) executed by you, or by your attorney (duly authorized in writing), and (i) deposited with the Corporate Secretary of Just Energy at the registered office of Just Energy (First Canadian Place, 100 King Street West, Suite 2630, Toronto, Ontario M5X 1E1) at any time up to and including 3:00 p.m. EST on the last business day preceding the day of the meeting or any adjournment or postponement thereof, or (ii) filed with the chair of the meeting on the day of the meeting or any adjournment or postponement thereof, or in any other matter permitted by law or in the case of vote email or fax, by way of a subsequent vote by email or fax.

2.	VOTING IN PERSON

If you wish to vote in person, you may present yourself to a representative of Computershare Trust Company of Canada at the registration table. Your vote will be taken and counted at the meeting. If you wish to vote in person at the meeting, do not complete or return the form of proxy.

How do I vote if I am a non-registered shareholder?

If your common shares are not registered in your name and are held in the name of a nominee such as a trustee, financial institution or securities broker, you are a “non-registered shareholder”. If, as is usually the case, your common shares are listed in an account statement provided to you by your broker or other nominee or custodian, those common shares will, in all likelihood, not be registered in your name. Such common shares will more likely be registered under the name of your broker, or an agent of that broker or other nominee or custodian. Without specific instructions, Canadian brokers and their agents or nominees are prohibited from voting shares for the broker’s client. If you are a non-registered shareholder, there are two ways, listed below, that you can vote your common shares:

(i)	GIVING YOUR VOTING INSTRUCTIONS

Applicable securities laws require your nominee to seek voting instructions from you in advance of the meeting. Accordingly, you will receive or have already received from your nominee a request for voting instructions for the number of common shares you hold. Every nominee has its own mailing procedures and provides its own signature and return instructions, which should be carefully followed by non-registered shareholders to ensure that their common share are voted at the meeting.

(ii)	VOTING IN PERSON

However, if you wish to vote in person at the meeting, insert your name in the space provided on the request for voting instructions provided by your nominee to appoint yourself as proxy holder and follow the signature and return instructions of your nominee. Non-registered shareholders who appoint themselves as proxy holders should present themselves at the meeting to a representative of Computershare Trust Company of Canada. Do not otherwise complete the request for voting instructions sent to you as you will be voting at the meeting.

GOVERNANCE AND EXECUTIVE COMPENSATION HIGHLIGHTS 2013 – 2014

Just Energy has implemented several new governance and compensation initiatives during the years ended March 31, 2013 and 2014 to improve its governance structure and to address recommendations of, and issues raised by, institutional shareholder groups and our outside independent compensation consultants related to the design of, and other aspects of our approach to, executive compensation.

GOVERNANCE INITIATIVES

Retirement Policy and Board Rejuvenation

The board of Just Energy approved a retirement policy for directors which, in effect, requires directors to step down from the board on the earlier of: (a) 15 years of service from the date they were appointed or elected or starting from Just Energy’s April 2001 initial public offering and (b) attaining age 75.

Brian Smith who had been a director since 2001 resigned on May 16, 2013 based on our new over 75 retirement policy for directors and was appointed a director emeritus for one year.

Brett Perlman who is based in Houston, Texas was elected to the board at the annual and special meeting of shareholders on June 26, 2013 and brings extensive experience with energy markets in general and with our large customer base in Texas in particular.

On December 17, 2013 the size of the board was increased to 10 directors and R. Scott Gahn, who had served as Executive Vice President and Chief Operating Officer of Just Energy until June, 2011 was appointed by the board to fill the vacancy. Scott Gahn was formally an owner and the Chief Executive Officer of an energy retailer operating in Texas acquired by Just Energy in 2007.

On February 26, 2014 the Board of Just Energy accepted Ken Hartwick’s resignation as President, Chief Executive Officer and director of Just Energy and each of its affiliates, effective April 1, 2014 so that the board presently consists of nine directors.

Orientation and Continuing Education

(a)	Director Orientation

The board of Just Energy has a formal policy to ensure that new appointees to the Just Energy board will be required to participate in a comprehensive orientation program to familiarize them with Just Energy’s business, its board policies and committee structure, their role as directors, their fiduciary duties and responsibilities and the contribution directors are expected to make to the deliberations of the board and the committees on which they serve. Each of Messrs Weld, Sladoje and Perlman engaged in an extensive orientation program at the time they were appointed or elected to the Just Energy board. Scott Gahn, appointed to the board in December 2013 was formerly the executive vice president and chief operating officer of Just Energy until June 2011, and was therefore exempted from the director orientation.

(b)	Director Continuing Education

The board of Just Energy has approved a formal program to ensure all directors will have access to continuing education and information (external and internal) on an ongoing basis pertaining to board effectiveness, the best practices associated with successful boards, briefings on future or emerging trends that may be relevant to Just Energy’s business, strategy, succession planning and risk. Mr. Perlman recently obtained certification as a Governance Fellow from the National Association of Corporate Directors in recognition of his commitment to ongoing professional development and training as a corporate director.

(c)	Board Diversity and Renewal

In furtherance of the above governance initiatives, the board recently adopted a policy to encourage greater board diversity and renewal. We consider diversity of gender, ethnicity, age, business experience, functional expertise, personal skills, stakeholder perspectives and geography as factors to consider in identifying new directors. To implement the board’s objective four new independent directors have been appointed to the Just Energy board since early 2013.

EXECUTIVE COMPENSATION AND INITIATIVES

In 2013 and 2014, the board, through its compensation committee, conducted a review of its corporate governance policies and practices against generally accepted principles and standards including guidelines established by Institutional Shareholder Services (“ISS”) and the Canadian Coalition for Good Governance (“CCGG”).

On March 12, 2014, the board, through the compensation committee, retained the services of Hugessen Consulting, executive compensation consultants to advise the board and compensation committee on several compensation and governance matters including the market competitiveness of compensation paid to the Executive Chair and CFO for the year ending March 31, 2014 and target compensation to be paid to the newly appointed two Presidents and Co-CEOs, the Executive Chair and CFO for the year commencing April 1, 2014.

DIRECTOR INDEPENDENCE

The board of directors has determined and declared that the relationship of each of John Brussa and Gordon Giffin as partners at law firms which represent Just Energy in selected matters are not such as to impair their independent judgement as directors and accordingly, except for purposes of the audit committee, they both can be regarded as independent for purposes of the board and all other board committees. Scott Gahn was a former senior executive officer of Just Energy until June, 2011 and accordingly will become an independent director prior to the annual meeting on June 26, 2014 at which time 89% of Just Energy’s directors will be independent as defined by applicable stock exchange and securities legislation.

The governance and executive compensation initiatives, summarized above, are described in greater detail in the circular.

GENERAL BUSINESS TO BE ACTED UPON AT THE MEETING

RECEIPT OF CONSOLIDATED AUDITED FINANCIAL STATEMENTS AND AUDITOR’S REPORT

The consolidated audited financial statements of Just Energy for the financial year ended March 31, 2014 and accompanying auditor’s report will be presented at the meeting. These documents are contained in Just Energy’s 2014 annual report and are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on Just Energy’s website at www.justenergygroup.com. The annual report is being mailed to shareholders with this proxy circular, if requested. Shareholders are not required to vote to approve the consolidated audited financial statements. Shareholders will however have an opportunity at the meeting to ask questions of executive and financial management.

ELECTION OF DIRECTORS OF JUST ENERGY

Just Energy has a board of directors which presently consists of nine members, all of whom are standing for re-election as directors of Just Energy and, if elected, will serve until the next annual meeting of Just Energy or until their successors are duly elected or appointed. Mr. Hartwick, who resigned as a director effective April 1, 2014, is not standing for re-election at the Meeting. The nominees proposed for election as directors were recommended to the board by the nominating and governance committee and are listed below. All of the nominees, are currently directors of Just Energy. All nominees have established their eligibility and willingness to serve as directors. Unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR each of the nominees listed below and in the form of proxy accompanying this circular.

John A. Brussa	R. Scott Gahn	Gordon D. Giffin
Michael J.L. Kirby	Rebecca MacDonald	Brett A. Perlman
Hugh D. Segal	George Sladoje	William F. Weld

If, for any reason at the time of the meeting, any of the above nominees are unable to serve, unless otherwise specified, the persons designated in the form of proxy may vote in their discretion for any substitute nominee or nominees. Except for Rebecca MacDonald (a member of executive management), all other directors are independent under applicable stock exchange and securities legislation.

In addition to the policies, codes of conduct, individual board mandates and other corporate governance rules of Just Energy (listed in the corporate governance structure diagram on page 66), and described in Schedule A, the directors at Just Energy are subject to the following policies:

Independent Majority

As indicated above and as required by applicable legislation and regulation including the NYSE listing standards, 8 of the 9 persons standing for election have, along with the nominating and governance committee, established their independence. All directors serving as members of the compensation committee, the nominating and governance committee, the risk committee and the audit committee (where Michael Kirby is the financial expert), are independent. Because of their association with law firms who represent Just Energy in selected matters, neither of Messrs. Brussa nor Giffin may serve as members of the Audit Committee.

Directors to be Elected on an Individual Basis

As a corporate governance initiative approved in 2010, the nominee directors are being elected on an individual, as opposed to a slate, basis. The board of Just Energy has adopted a policy which requires that any nominee for director who receives a greater number of votes “withheld” than votes “for” his or her election as a director shall submit his or her resignation to the nominating and governance committee for consideration promptly following the meeting. The nominating and governance committee shall consider the resignation and shall recommend to the board of Just Energy whether to accept it. The board will consider the recommendation and determine whether to accept it within 90 days of the meeting and a news release will be issued by Just Energy announcing the board’s determination. A director who tenders his or her resignation will not participate in any meetings to consider whether the resignation shall be accepted.

Board Overloading

The directors of Just Energy have approved a guideline on “Board Overloading”. The guideline provides that as a principle of good corporate governance, directors of Just Energy should not serve on the boards of more than six publicly listed companies. The nominating and governance committee, after a consideration of all the circumstances, may determine annually, prior to the election of directors, to waive the guideline for persons who in exceptional circumstances with unique experience and expertise, should not be constrained from serving on the board. The nominating and governance committee has determined that the guidelines should not apply to John Brussa. See Schedule B.

Retirement Policy

The board of Just Energy has approved, as a corporate governance initiative, as being in the best interests of Just Energy and its shareholders and board renewal, a retirement policy pursuant to which directors must resign on the earlier of: (a) age 75 and (b) the day starting from the later of April 1, 2001 initial public offering and the day of the election or appointment to the board when a director has served on the board of Just Energy for more than 15 years. Special circumstances may exist or arise when it is in Just Energy’s best interests to waive the policy for up to maximum of three years based on a director’s contribution and expertise subject to solid annual performance assessments, positive peer evaluation reviews and shareholder approval. One of Just Energy’s directors based on the new retirement policy resigned in February 2013 and one retired in May, 2013. Mr. Hartwick, who resigned as President and Chief Executive Officer and a director effective April 1, 2014 is not standing for re-election to the board.

Director Orientation and Continuing Education

The board of Just Energy has approved, as a corporate governance initiative, a policy to formalize its approach to a comprehensive orientation plan for new directors and a policy to encourage directors to participate in continuing education. The intent of the policies is to ensure that: (a) new directors, whether appointed to fill a vacancy on the board or to be elected at an annual meeting, be required to participate in a comprehensive orientation program to familiarize them with Just Energy’s business, board policies and committee structure, their fiduciary duties and responsibilities as directors and the contribution they are expected to make to the deliberations of the board and board committees, and (b) a program is in place to ensure all directors will have access to education and information on an ongoing basis, both internal and external, pertaining to matters in (a) above and to board effectiveness, the best practices associated with successful boards, briefings on strategy, succession planning and risk, so as to enable them to carry out their duties and responsibilities as outlined in the Just Energy board mandate and the mandate for individual directors both of which are published on Just Energy’s website www.justenergygroup.com. During the year ended March 31, 2014, the board: (i) held a one day strategy session on succession planning, expansion of the business, capital structure and other business matters, (ii) held a one day meeting of the independent directors in New York on January 28, 2014 to discuss corporate governance matters, succession and executive compensation, (iii) held separate sessions on risk and the management of Just Energy’s commodity book with the chair of the risk committee, (iv) held special meetings on Just Energy’s budget for 2015 on April 2, 2014, (v) held a special meeting on executive compensation on April 2, 2014 and (vi) convened a general board strategy session with senior management on May 15 and 16, 2014 in Chicago. Mr. Perlman recently obtained certification as a Governance Fellow from the National Association of Corporate Directors in recognition of his commitment to ongoing professional development and training as a corporate director.

Board Diversity and Renewal

The board of directors of Just Energy has approved as a corporate governance initiative, a policy on board diversity and renewal on the basis that greater board diversity contributes to better corporate governance. The board of Just Energy believes that diversity should be considered in the context of ethnicity, gender, age, business experience, functional expertise, stakeholder perspectives and geographic background. Just Energy nominee directors reflect all of the above criteria including gender, legal, finance, accounting, business experience, public policy, management, regulatory and an age diversity ranging from 50 to 72. During Just Energy’s financial year ended March 31, 2013 two new independent directors were appointed to the Just Energy board, a third independent director was elected at the annual and special meeting on June 26, 2013 and a fourth new director was appointed to the board on December 17, 2013. Each of them has significant experience in our business sector and reflecting the growth of our business in the United States, one from the North East (Bill Weld), one from the Midwest (George Sladoje) and two from the South (Brett Perlman and Scott Gahn).

Share Ownership

The board has adopted policies that require directors to receive $15,000 of their annual base retainer in director deferred share grants (“DSGs”) or common shares and require directors to own a minimum of three times their annual base retainer of $65,000 ($195,000) in common shares and DSGs within five years of their appointment or election to the board.

All current directors are fully compliant with the ownership policy except for Messrs. Weld, Sladoje, Perlman and Gahn each of whom have at least two or more years to become compliant.

Biographical Summaries of Directors

Biographical summaries including: ages, skill sets, independence, share ownership and the value of Just Energy securities at risk at March 31, 2014 and attendance records for each of the nine nominee directors are set forth below. Additional information is provided in the Chart commencing on page 16. There are no interlocking directorships. One nominee, R. Scott Gahn was appointed to the board on December 17, 2013 to fill the vacancy created by an increase in the size of the board by one director.

JOHN A. BRUSSA Age 57 Calgary, Alberta Director since 2001 Independent	Ownership of shares (includes vested and unvested DSGs) 101,652	March 31, 2014 value at risk @ $8.89 per share $903,686	Board and Committee attendance record Board – 100% Risk – 100% Compensation – 100%	Areas of Expertise taxation energy risk compensation finance
Mr. Brussa has been a director of Just Energy since 2001 and currently serves on two board committees. He is a senior partner with the law firm Burnet, Duckworth & Palmer LLP where he specializes in taxation and energy law with a special expertise relating to businesses in the energy sector. Accordingly, his contribution to the proceedings of the board and its committees is invaluable. As indicated in Schedule B of this proxy circular, Mr. Brussa serves as a director on other public boards and committees, particularly in the oil and natural gas sectors. He serves as a member of the compensation committee on other public company boards and accordingly brings considerable compensation experience as a member of Just Energy’s compensation committee. It is the view of other members of the Just Energy board that his experience and knowledge in these energy sectors and his regular participation at board and committee meetings adds significant value to the board of Just Energy. He has a 90% attendance record for board and committee meetings and serves on the risk and compensation committees.

83% of the votes cast at the 2013 annual meeting were for the approval of Mr. Brussa as a director of Just Energy.

GORDON D. GIFFIN Age 64 Atlanta, Georgia Director since 2006 Independent	Ownership of shares (includes vested and unvested DSGs) 73,328	March 31, 2014 value at risk @ $8.89 per share $651,886	Board and Committee Attendance Record Board – 100% Risk – 80% Compensation – 100%	Areas of Expertise compensation governance finance risk energy transportation
Mr. Giffin is a senior partner in the Washington, D.C. and Atlanta, Georgia based law firm, McKenna Long & Aldridge LLP. He has been a director of Just Energy since 2006 and currently serves on two board committees – the Risk Committee and the Compensation, Human Resources, Environmental, Health and Safety Committee. Mr. Giffin is a member of the Council of Foreign Relations, and is on the Board of Trustees for The Carter Center and on the Board of Counsellors of Kissinger-McLarty Associates. Mr. Giffin served as United States Ambassador to Canada from 1997 to 2001. As indicated in Schedule B of this Information Circular, Mr. Giffin serves on several boards of Canadian public companies and committees thereof in the financial, transportation and natural resource sectors and as such is in a unique position, based on his experience both as a director and lawyer, to contribute to a discussion of the issues required to be addressed by the board of Just Energy and its committees. He regularly attends all board meetings and committee meetings on which he serves, including the board meetings of all of Just Energy’s U.S. operating subsidiaries where he also serves as a director. He has a 96% attendance record for board and committee meetings for the year ending March 31, 2014.

88% of the votes cast at the 2013 annual meeting were for the approval of Mr. Giffin as a director of Just Energy.

R. SCOTT GAHN Age 50 Houston, Texas Director since December, 2013 Not Independent	Ownership of shares (includes vested and unvested DSGs) 5,423	March 31, 2014 value at risk @ $8.89 per share $48,210	Board and Committee Attendance Record Board – 100% Risk – 100% Governance – 100%	Areas of Expertise financial compensation energy management governance marketing
Mr. Gahn, formerly Executive Vice President and Chief Operating Officer of Just Energy until June, 2011 was appointed to the board on December 17, 2013 and as a member of the Risk Committee and the Nominating and Governance Committee. Mr. Gahn is currently the President of Gulf Coast Security Services, Inc., a Houston-based security firm. Mr. Gahn has a long history in the deregulated energy industry having served on the Texas ERCOT board from 2005 to 2008 and having been involved in the sale of deregulated and regulated electricity and natural gas for 27 years. He was one of the founding shareholders and Chief Executive Officer of Just Energy Texas L. P. which was purchased by Just Energy in 2007 and in that capacity was responsible for North American Wholesale energy supply operations and business developments. He has a 100% attendance record for board and committee meetings since his election to the board for the year ending March 31, 2014.

MICHAEL J.L. KIRBY Age 72 Ottawa, Ontario Director since 2001 Independent	Ownership of shares (includes vested and unvested DSGs) 44,305	March 31, 2014 value at risk @ $8.89 per share $393,871	Board and Committee Attendance Record Board – 100% Risk – 100% Audit – 100% Compensation – 100% Executive – 100%	Areas of Expertise financial expert risk governance public policy government relations compensation
Mr. Kirby is Chairman of the Partners for Mental Health a national mental health charity and a corporate director. Mr. Kirby was a Member of the Senate of Canada from 1984 until 2006. He holds a B.Sc. and M.A. in mathematics from Dalhousie University and a Ph.D. in Applied Mathematics from Northwestern University. He has an Honorary Doctor of Laws from Dalhousie University, Simon Fraser University, York University, Carleton University, University of Toronto and the University of Alberta. Mr. Kirby is the financial expert on the audit committee for purposes of the NYSE listing standards.

As indicated in Schedule B of this proxy circular, Mr. Kirby serves as a member of the board and committees of several public Canadian companies in several diverse business sectors which uniquely qualify him to serve as chair of the audit committee and chair of the compensation committee after February 7, 2013 of Just Energy. He is a dedicated and committed director reflected by a 100% attendance record at all Just Energy board and committee meetings for the year ended March 31, 2014. Until 2005, Mr. Kirby was Vice-Chair of the Accounting Standards Oversight Council. Previously, Mr. Kirby was Chair of the Standing Senate Committee on Banking, Trade and Commerce, the Senate Committee which handles all business legislative and regulatory issues, and was Chair of the Standing Senate Committee on Social Affairs, Science and Technology. From 2007 until March, 2012 he was Chairman of the Mental Health Commission of Canada. Mr. Kirby brings to the Just Energy board expertise in finance, risk, accounting and public accountability.

98% of the votes cast at the 2013 annual meeting were for the approval of Mr. Kirby as a director of Just Energy.

REBECCA MACDONALD Age 60 Toronto, Ontario Director since 2001 Not Independent	Ownership of shares (includes vested and unvested PBGs/RSGs) 6,474,658	March 31, 2014 value at risk @ $8.89 per share $57,559,710	Board Attendance Record Board – 100% Executive – 100%	Areas of Expertise energy marketing regulatory investor relations management
Ms. MacDonald was the principal founder of Just Energy and has been a director since 2001. She has been engaged in the deregulation of natural gas for over 22 years. Before forming Just Energy in 1997 she was the president of EMI, another successful energy marketing company. She became an officer of Just Energy in January 2000 and previously served as chief executive officer. For the past seven years she has been Just Energy’s executive chair. She is a past director of the Canadian Arthritis Foundation and is actively involved in a number of other charities. She founded the Rebecca MacDonald Centre for Arthritis Research at Toronto’s Mount Sinai Hospital. She was named Canada’s top woman CEO for 2003, 2004, 2005, 2006 and 2007 by Profit Magazine. She was also named Ontario Entrepreneur of the Year by Ernst and Young in 2003. On April 3, 2009 she received the International Horatio Alger Award – Canada. Ms. MacDonald has a 100% attendance record for board and committee meetings for the year ended March 31, 2014. She was elected to the board of Canadian Pacific Railways Limited in 2012.

97% of the votes cast at the 2013 annual meeting were for the approval of Ms. MacDonald as a director of Just Energy.

GEORGE SLADOJE Age 72 Chicago, Illinois Director since November 6, 2012 Independent	Ownership of shares (includes vested and unvested DSGs) 2,783	March 31, 2014 value at risk @ $8.89 per share $24,741	Board and Committee Attendance Record Board – 100% Audit – 100% Risk – 100% Executive – 100%	Areas of Expertise energy governance public policy regulatory risk management finance
Mr. Sladoje has been a director of Just Energy since November 6, 2012. He currently serves as a member of the audit committee and Chair of the risk committee. Mr. Sladoje was until 2011, CEO of NASDAQ OMX Commodities Clearing Company and former Chair and CEO to 2010 of North American Energy and Clearing Corporation, both centered in Chicago, Ill. Mr. Sladoje serves as Principal, Sladoje Consulting, Chicago where he specializes in providing regulatory and compliance consulting to organizations dealing in electricity, natural gas, equities and options trading and has provided marketing services to grid operators across the United States including Midwest ISO and ERCOT. This expertise, along with his accounting background as a CPA with a big 8 accounting firm, his experience in working with energy regulators and in risk management and governance will uniquely qualify him to serve on the Just Energy board of directors and as a member of the audit committee and after February 7, 2013 chair of the risk committee. He has also served as a director of other companies and has worked with many major national regulators including The Commodity Futures Trading Commission, the SEC, FERC, the public utility commissions of several states. Since his appointment to the Board, he has a 100% attendance record for Board and committee meetings and strategy sessions for the year ended March 31, 2014.

99% of the votes cast at the 2013 annual meeting were for the approval of Mr. Sladoje as a director of Just Energy.

HUGH D. SEGAL Age 63 Kingston, Ontario Director since 2001 Independent	Ownership of shares (includes vested and unvested DSGs) 35,274	March 31, 2014 value at risk @ $8.89 per share $313,586	Board and Committee Attendance Record Board – 100% Risk – 100% Audit – 100% Nominating and Corporate Governance – 100% Compensation – 100% Executive – 100%	Areas of Expertise risk finance marketing governance government relations public policy compensation
Mr. Segal has been a director of Just Energy since 2001. Mr. Segal is a Canadian Senator. He is a director of one other Canadian public company as described in Schedule B of this proxy circular, and is Director of the Canadian Defence and Foreign Affairs Institute in Calgary, a Member of the Atlantic Council and a former President of the Institute for Research on Public Policy. Mr. Segal was the recipient of the Order of Canada in 2003, an Honorary Doctorate from the Royal Military College in 2004 and made an Honorary Captain of the Canadian Navy in 2005. Mr. Segal earned his Bachelor of Arts (history) degree in 1972 from the University of Ottawa and studied international trade economics at the graduate level at the Norman Patterson School of International Affairs at Carleton University. In 2003, after serving as Chief of Staff to the Prime Minister, he was named Senior Fellow at the School of Policy Studies, Queen’s University, and is also an Adjunct Professor of public policy at Queen’s School of Business. Mr. Segal is scheduled to retire from the Senate in June 2014 to become Master of Massey College for the University of Toronto. His experience on several public company boards and committees and his expertise in social, economic, foreign policy and public administration qualify him well to serve as lead director and vice chairman of Just Energy and a member of all four Just Energy board committees. He attended all board, committee and strategy meetings but one, and has a 97% attendance record for the year ended March 31, 2014.

99% of the votes cast at the 2013 annual meeting were for the approval of Mr. Segal as a director of Just Energy.

BRETT A. PERLMAN Age 55 Houston, Texas Director since 2013 Independent	Ownership of shares (includes vested and unvested DSGs) 9,049	March 31, 2014 value at risk @ $8.89 per share $80,446	Board and Committee Attendance Record Board – 100% Audit – 100% Governance – 100%	Areas of Expertise financial governance risk utilities regulatory energy
Mr. Perlman is the President of Vector Consultants, LLC of Houston, Texas, a consulting practice which specializes in business strategy, strategic marketing and mergers and acquisitions in the electric utility industry. He previously served as a Commissioner of the Public Utility Commission of Texas (1999-2003) and led the market design and implementation that resulted in the successful restructuring of the Texas wholesale and retail electric utility market. Previous to his public service, he was a consultant with McKinsey and Company (1993-1999) and has practiced law with major firms in Houston and Washington, D.C. He holds advanced degrees in public policy from Harvard University and in law from the University of Texas and was a Phi Beta Kappa graduate of Northwestern University. He has previously served as a director and as an independent strategic advisor to both public and private equity-based companies. His knowledge of the electric utility sector and his experience in regulatory and public policy issues as well as strategy and governance makes him an invaluable member of the Just Energy Board. Mr. Perlman recently obtained certification as a Governance Fellow from the National Association of Corporate Directors (NACD) in recognition of his commitment to ongoing professional development and training as a Corporate Director. He has a 100% attendance record at all Just Energy board and committee meetings for the year ended March 31, 2014.

99% of the votes cost at the 2013 annual meeting were for the approval of Mr. Perlman as a director.

WILLIAM F. WELD Age 68 Cambridge, Massachusetts Director since 2012 Independent	Ownership of shares (includes vested and unvested DSGs) 4,074	March 31, 2014 value at risk @ $8.89 per share $36,218	Board and Committee Attendance Record Board – 100% Audit – 80% Compensation – 80% Governance – 100%	Areas of Expertise finance public policy governance government relations
Mr. Weld currently practices with the law firm of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., in Washington, DC and New York where he specializes in government strategies, corporate governance and compliance and international business best practices. Mr. Weld has a very distinguished career in government and business. He also served as Senior Advisor to the Chair of Ivanhoe Capital Corporation, a private holding company headquartered in British Columbia. During the 1990’s, Mr. Weld served two terms as Governor of Massachusetts, being elected in 1990 and re-elected in 1994. He served as national co-chair of the Privatization Council and led business and trade missions to many counties in Asia, Europe, Latin America and Africa. He also served as a director of other public companies and is an active member of the United States Council on Foreign Relations. Prior to his election as governor, Mr. Weld was a federal prosecutor for seven years, serving as the Assistant U.S. Attorney General in charge of the Criminal Division of the Justice Department in Washington, D.C. and the U.S. Attorney for Massachusetts during the Reagan administration. He was also a commercial litigator in Boston and Washington. He is a member of the nominations and governance committee, the compensation committee and the audit committee of the board and has a 94% attendance record for the year ended March 31, 2014.

99% of the votes cast at the 2013 annual meeting were for the approval of Mr. Weld as a director of Just Energy.

Director Attendance Record

The Table below indicates the attendance record for all board and committee meetings for each person who was a director of Just Energy during the year ended March 31, 2014 and who is also standing for election at the meeting including the number of board and committee meetings held for such period.

The outside directors also meet separately, in camera, without management present at the end of each board and committee meeting and at the annual strategy session. The independent directors also held a one day strategy session in New York on January 26, 2014 to discuss corporate governance and executive compensation matters and participated in a general strategy session in Chicago on May 15 and 16, 2014.

The director attendance record was 95% for all board and committee meetings for the year ended March 31, 2014.

Name of Director	Number of Executive Committee Meetings attended of which there were 5 (MacDonald (Chair), Hartwick, Segal, Kirby and Sladoje(3)(4)	Number of Board Meetings attended of which there were 10(1)(2)(3)	Number of Audit Committee Meetings attended of which there were 7 (Kirby (Chair), Segal, Perlman, Weld and Sladoje)(1)(3)	Number of Compensation, Human Resources, Environmental Health and Safety Committee Meetings attended of which there were 5 (Giffin, Weld, Kirby (Chair), Segal and Brussa)(1)(3)	Number of Nominating and Corporate Governance Committee Meetings attended of which there were 2 (Segal (Chair), Weld(5) Perlman, Gahn and Sladoje)(1)(3)	Number of Risk Committee Meetings attended of which there were 4 (Kirby, Giffin (Vice Chair), Segal, Sladoje (Chair), Perlman and Brussa)(1)(3)
John A. Brussa	-	8	-	5	-	4
Bill Weld	-	8	5	3	1	-
Gordon D. Giffin	-	10	-	4	-	3
Ken Hartwick(6)	5	9	-	-	-	-
Michael J.L. Kirby	5	10	7	5	-	4
Rebecca MacDonald	5	9	-	-	-	-
George Sladoje	5	10	7	-	2	4
Hugh D. Segal	5	10	7	5	2	4
Scott Gahn(5)	-	3	-	-	-	1
Brett Perlman	-	8	5	-	1	1

Notes:

(1)	Includes meetings attended in person or by telephone conference call.

(2)	Excludes a two day strategy session attended by all directors but includes the board meeting held at the commencement thereof.

(3)
In camera meetings of the board and committees (excluding management directors) were held at the conclusion of all board and committee meetings and a separate strategy session of independent directors, absent management, was held in New York on January 26, 2014.

(4)	Established in December, 2012.

(5)	Appointed to the board, the Governance and Nominating Committee and to the Risk Committee on December 17, 2013.

(6)	Resigned effective April 1, 2014.

Director Nominees

The names, jurisdiction of residence, principal occupations, year in which each became a director of Just Energy and the number of common shares, PBGs, DSGs, RSGs, convertible debentures and other securities of Just Energy beneficially owned or over which control or direction is exercised by the nominees for director, at March 31, 2014, are as follows:

Name, Jurisdiction of Residence and Year First Became a Director	Position with Just Energy	Principal Occupation	Common Shares Beneficially Owned or Over which Control or Direction is Exercised(6)(7)	PBGs/RSGs/DSGs/Options Beneficially Owned(6)(7)(8)
John A. Brussa(2)(4) Alberta, Canada 2001	Director (Independent)	Partner, Burnet, Duckworth & Palmer LLP	82,000 Shares	19,652 DSGs
Scott Gahn Texas, U.S.A. 2013(3)(4)	Director Independent @ June 30, 2014	President, Gulf Coast Security Services, Inc.	5,423 Shares	-
Gordon D. Giffin(2)(4) Georgia, U.S.A. 2006	Director (Independent)	Senior Partner, McKenna, Long & Aldridge LLP	23,574 Shares	49,754 DSGs
Michael J.L. Kirby(1)(2)(4) Ontario, Canada 2001	Director (Independent)	Corporate Director	25,776 Shares	18,529 DSGs
Rebecca MacDonald Ontario, Canada 2001	Executive Chair and Director	Executive Chair of Just Energy	5,846,120 Shares	628,538 PBGs/RSGs
George Sladoje(1)(3)(4) Illinois, U.S.A 2012	Director (Independent)	Principal, Sladoje Consulting	-	2,783 DSGs
Hugh D. Segal(1)(2)(3)(4)(5) Ontario, Canada 2001	Lead Director and Vice Chair of the Board (Independent)	Member of the Senate of Canada and Senior Fellow, School of Policy Studies, Queens University	16,260 Shares	19,014 DSGs
Brett A. Perlman(1)(3) Texas, U.S.A. 2013	Director (Independent)	President, Vector Consultants, LLC.	7,943 Shares	1,106 DSGs
William F. Weld(1)(2)(3) Massachusetts, U.S.A. 2012	Director (Independent)	Partner, Mintz, Levin, Cohen, Ferris, Glovsky and Popeo, NY, Boston and DC.	4,074 Shares	-

Notes:

(1)
Member of the audit committee. Mr. Kirby is the chair and the financial expert. All members are independent and are financially literate. Mr. Perlman was elected to the board on June 26, 2013 and was appointed to the Committee on June 26, 2013.

(2)	Member of the compensation committee. Mr. Kirby became the chair on February 7, 2013.

(3)	Member of the governance and nominating committee. Mr. Segal is the chair.

(4)	Member of the risk committee. Mr. Sladoje became the chair on February 7, 2013. Mr. Giffin is the vice chair. Mr. Gahn was appointed to the Committee on December 17, 2013.

(5)	Appointed lead director by the board of directors on January 17, 2005 and vice chair of the board on May 20, 2010.

(6)	On February 26, 2014 Mr. Hartwick resigned as the President, Chief Executive Officer and as a director of Just Energy and all of its affiliates effective April 1, 2014.

(7)
Director’s Compensation Plan.  For the year ended March 31, 2014, the non-management directors of Just Energy were required to receive $15,000 of their $65,000 annual base retainer in fully paid deferred share grants (“DSGs”) and/or common shares (with one-quarter thereof issuable at the end of each quarter) and are entitled to elect to receive all or a portion of their remaining director’s fees in fully paid DSGs and/or common shares of Just Energy pursuant to the Just Energy DSG Plan. The purpose of the Just Energy DSG Plan is to provide effective incentives for the independent directors to promote the business and success of Just Energy by encouraging the ownership of DSGs and/or common shares. The DSGs and/or common shares are credited to a director’s DSG and/or common share account at the end of each quarter (the “Grant Date”) and are based upon the weighted average trading price of the common shares for the 10 trading days on the TSX preceding the end of each quarter. DSGs may not be exchanged for common shares and common shares may not be issued and released to directors until the earlier of: (i) three years from the Grant Date, (ii) the day such director ceases to be a director of Just Energy and (iii) a change of control, providing that no common shares may be issued in exchange for DSGs after the expiry of 15 years from the Grant Date. As indicated above, the directors are entitled to elect to receive common shares in lieu of or in combination with DSGs.

The price used to determine the number of DSGs and/or common shares granted to directors pursuant to the Just Energy DSG Plan was: $6.42, for the quarter ended June 30, 2013; $6.66, for the quarter ended September 30, 2013; $7.49, for the quarter ended December 31, 2013 and $8.85 for the quarter ended March 31, 2014 based on the weighted average trading price of common shares on the TSX for the 10 trading days preceding each quarter end of Just Energy.

The total number of DSGs and/or common shares issuable or issued pursuant to the Just Energy DSG Plan may not currently exceed 400,000. As at March 31, 2014, the non-management directors owned a total of 110,838 DSGs and 165,050 common shares related to non cash payment of director’s fees. The number of DSGs and/or common shares to which a director is entitled to receive is increased pursuant to a formula in the Just Energy DSG Plan reflecting the amount of the dividends which a director would have received if he held common shares in lieu of DSGs. All PBGs/RSGs held by the management directors are governed by their respective employment agreements, individual PBG/RSG grant agreements and the Just Energy PBG/RSG Plans, are subject to vesting and continued employment on the applicable vesting dates, and are exchangeable into common shares on a one-for-one basis subject to the right of Just Energy to elect on or prior to a vesting date that a PBG holder receive shares, cash or a combination thereof. Neither the DSGs nor the PBGs/RSGs carry the right to vote.

The Just Energy DSG Plan may not be amended without shareholder approval and the consent of the TSX.

(8)
Each director is required by December 31, 2014 to hold a minimum number of common shares (including RSGs and DSGs) equal to at least three times the director’s base retainer of $65,000 (i.e., $195,000). Based on the TSX closing market price for common shares of $8.89 on March 31, 2014, all directors are compliant with the $195,000 threshold other than Messrs. Weld, Sladoje, Perlman and Gahn each of whom has five years from the date of their appointment or election to the board to be compliant. See “Ownership of Securities by Outside Directors”.

(9)	See “Compensation of the Directors and Officers of Just Energy – Share Option Plan” for a description of Just Energy Options. No options are held by any director.

(10)	The DSG Plan is described in detail on page 61 of this circular.

The information as to the common shares, DSGs and RSGs of Just Energy, has been furnished by the respective nominees as of March 31, 2014. For further information on director compensation, see the director compensation table on page 24 and additional information on pages 24 to 28 of this proxy circular.

APPOINTMENT OF AUDITORS OF JUST ENERGY

The board of directors proposes that Ernst & Young LLP (“EY”) be re-appointed as auditors of Just Energy until the next annual meeting at such remuneration as may be approved by the board of directors. EY in Canada is a member firm of Ernst & Young Global, which employs 175,000 people in more than 700 offices in 150 countries. The Canadian firm is headquartered in Toronto, Ontario and has offices in 17 locations across Canada. The U.S. firm is headquartered in New York City and has offices in more than 80 locations across the U.S. They provide a full range of assurance, tax, advisory and transaction services to clients across a range of industries, including many energy companies. In order to be effective, the resolution re-appointing EY as auditors and authorizing the directors to fix their remuneration as such, must receive the affirmative vote of a majority of the votes cast by shareholders in person or by proxy.

For fiscal 2014, fees charged by EY for audit and related services to Just Energy and its subsidiaries were $1,224,000 (2013 – $1,122,800). Additional fees for tax related and other services were $347,000 (2013 – $195,000). Total fees for fiscal 2014 were $1,728,500 (2013 – $1,563,300). No other services were provided to Just Energy and its subsidiaries by EY.

99% of the votes cast at the 2013 annual meeting were cast in favour of the appointment of EY as independent auditors of Just Energy.

The audit committee has considered whether the magnitude and nature of these services is compatible with maintaining the independence of the external auditors and is satisfied that they are. All services provided by EY were approved by the audit committee.

The board of directors of Just Energy recommends a vote “FOR” the resolution approving the appointment of Ernst & Young LLP as independent auditors for Just Energy for the fiscal year ending March 31, 2015 and authorizing the board of directors of Just Energy to fix their remuneration as such.

JUST ENERGY’S APPROACH TO EXECUTIVE COMPENSATION – SAY ON PAY

General Background

In keeping with an announcement made by Just Energy in 2010, the board of directors has acted to provide shareholders with an opportunity to cast in an advisory capacity, a non-binding vote on Just Energy’s approach to executive compensation as discussed and disclosed under the headings “Compensation Objectives and Components – General” and “Compensation Components – Specific Criteria” on pages 29 to 51 of this circular. These sections of the circular describe the role of the compensation committee and the board of directors in overseeing compensation at Just Energy, as well as key activities completed by the compensation committee over the past year including continuing oversight of formal processes to ensure that risk is appropriately considered in Just Energy’s compensation plans. In addition, these sections describe Just Energy’s executive compensation principles, the key design features of compensation plans for the NEOs, and the alignment of Just Energy’s programs to principles for sound compensation practices published by Institutional Shareholder Services in Canada and the Canadian Coalition for Good Governance, both institutional shareholder groups that, with securities regulatory authorities, are playing a key role in compensation reform initiatives for public companies. As the vote is advisory, the resolution is non-binding.

The result of the shareholder vote on compensation at Just Energy’s June 26, 2013 annual meeting was that 96.5% of the votes cast by shareholders voting on the matter approved, in an advisory, non-binding capacity, Just Energy’s approach to executive compensation.

Just Energy’s Say on Pay Policy, included at Schedule D in this circular provides that, if a majority or significant proportion of the common shares represented in person or by proxy at the meeting are voted against the advisory resolution, the lead director and vice chairman of the board will oversee a process to seek to better understand opposing shareholders’ specific concerns. The compensation committee will consider the results of this process and, as it considers appropriate, will review the approach to executive compensation in the context of shareholders’ specific concerns and may take recommendations to the board for implementation by the compensation committee. Just Energy intends to disclose a summary of the process undertaken and an explanation of any changes to executive compensation within six months of the shareholders’ meeting and in any case, not later than in the next circular.

To ensure that the levels of compensation paid to Just Energy’s active NEOs for the year ending March 31, 2014 and that the compensation packages for the two newly appointed Presidents and Co-CEO’s, the CFO and Executive Chair commencing April 1, 2014 are in an acceptable range having regard to the current compensation arrangements for the named executive officers at the companies in the industry peer group selected by Just Energy, Just Energy retained the services of Hugessen Consulting in March, 2014.

The decisions made by the compensation committee and board of Just Energy on executive compensation are the sole responsibility of the Just Energy compensation committee and board and reflect factors and considerations other than the information and recommendations provided by Hugessen.

When determining executive compensation, the compensation committee reviews Just Energy’s performance across a number of financial and non-financial metrics with the assistance of its independent compensation consultant.

In awarding short and long term bonuses for the year ending March 31, 2014, the committee not only considered Just Energy’s results against targets set in the incentive plans, but also assessed Just Energy’s share price, financial, and operating performance against relevant comparators, including Just Energy’s compensation peer group, and the companies in the S&P 500 Utilities Index and in the TSX Capped Utilities Index. While certain metrics in the incentive plans are quantifiable and a range of outcomes are considered at the beginning of the year, the committee recognizes these may change during the course of the year and so does not use a formula to evaluate performance on these metrics. Furthermore, the committee does not assign a fixed weighting to each measure used, but rather applies their informed judgment as to the relative importance of these measures at their year and evaluation.

Compensation Consultants and Executive Compensation

In fiscal 2014, the compensation committee retained Hugessen as its independent executive compensation consultant. Hugessen was originally retained by the committee in March 2011 with the mandate to review the executive compensation plans and its corporate governance practices. Hugessen had no relationship with Just Energy or its board prior to March 2011, and does not provide any services to Just Energy other than advisory services to the committee.

The services provided by Hugessen to the Committee in respect of the year ended March 31, 2014 included: (i) compensation benchmarking for certain senior executive positions; and (ii) an analysis of Just Energy’s performance.

The fees paid to Hugessen for the services it provided to the compensation committee and board in respect of fiscal 2013 and 2014 were approximately $30,000 and $20,000 respectively.

COMPENSATION AND GOVERNANCE COMMITTEES –
LETTER TO SHAREHOLDERS

Dear Shareholder,

Just Energy is committed to transparency in communicating with investors, customers, regulators and the public. This commitment extends to the decisions we make about compensation. Shareholders are entitled to a clear understanding of executive compensation and the considerations that drive our decision-making process each year.

In furtherance of the above principles and in keeping with a decision made last year, Just Energy’s board of directors is providing its shareholders for the fourth time an opportunity to cast an advisory vote on Just Energy’s approach to executive compensation at its June 26, 2014 annual meeting. Details of Just Energy’s “Policy on Engagement with Shareholders on Governance” and its “Say on Pay” proposal are discussed earlier in this proxy circular. Based on the results of the vote and discussions with shareholders and institutional groups which represent them, we will continue to fine-tune our approach to make sure that we continue to motivate the right behaviours by aligning pay decisions with the creation of sustainable, long-term shareholder value and our ability to sustain the current level of dividends. The decision to retain Hugessen Consulting as compensation consultants underscores our desire to obtain expert advice with respect to the above principles.

96.5% of the votes cast at the 2013 annual and special meeting were voted in favour of Just Energy’s approach to executive compensation.

The details of Just Energy’s approach to compensation, including the policies to ensure that risk is appropriately considered, are discussed in the Compensation Discussion and Analysis section of this circular. As you consider your say-on-pay vote this year, we would like to draw your attention to the following highlights:

Performance and Compensation for the Year Ended March 31, 2014

When determining compensation, the compensation committee considers a number of financial and non-financial performance measures that were selected based on their alignment with Just Energy’s strategy of producing long-term, profitable growth by developing and growing a profitable business and delivering value to our customers, shareholders and other stakeholders. The criteria for short and long term bonuses for the year ending March 31, 2014 reflect the recommendations made by our compensation committee including the ability of the committee and board to consider other factors such as: (a) earnings per share, (b) total shareholder returns relative to the TSX index and (c) the year over year change in the TSX market price for Just Energy’s common shares.

Our Approach to Executive Compensation

Just Energy is focused on a pay-for-performance approach to compensation. This philosophy supports the execution of Just Energy’s growth strategy to diversify and expand its suite of energy products and services and our commitment to deliver ongoing and consistent returns to shareholders. Our approach to compensation is set to achieve one ultimate goal: to create sustained value for you. As a result, our executive compensation policies and programs are designed to attract and retain the highest caliber of individuals at a competitive cost to Just Energy, and to ensure that they are motivated to pursue our goal to create long term sustainable shareholder value in terms of growth in the value of our equity and sustainable dividends for our shareholders. At the same time our policies are structured to give the board the ability to reduce or withhold executive bonuses in circumstances where corporate performance is below acceptable levels.

Compensation and Risk

We recognize executive compensation must support an appropriate level of risk. We are responsible for ensuring our compensation policies and practices do not encourage undue risk-taking on the part of our executives. To this end, we have practices in place to mitigate the risks associated with our compensation policies and programs, all of which are discussed in greater detail under the Compensation Discussion and Analysis. They include: (i) significant common share ownership requirements for both directors and executive officers, (ii) trading restrictions, (iii) requirements that NEOs receive a significant percentage of their annual bonuses in securities of Just Energy vesting over three years, (iv) fixed maximums or caps for long term incentive payments for some of the NEOs with an ability to withhold executive short and long term bonus payments for corporate performance below acceptable levels, (v) long term hold requirements for NEO’s to whom long term retention restricted share grants are made available and (vi) requirements that executive management control margins on energy products with respect to which the NEOs have decision making authority. In addition, executive management exercises control over expansion plans with respect to all of Just Energy’s businesses.

Our Compensation Decisions for the Year Ended March 31, 2014

Except as described below, we did not make any significant policy changes to the design or performance target levels for salaries and variable compensation for the year ending March 31, 2014:

•
As a policy, salaries are reviewed annually. Based on corporate performance meeting acceptable levels for the year ended March 31, 2014 base salaries for the executive chair, the executive vice president – consumer sales and chief financial officer for the year ending March 31, 2015 will remain the same. The base salaries for the recently appointed two new Presidents and Co-CEO’s have been increased to $600,000 each.

•
Based on corporate performance at acceptable levels as described above and elsewhere in this circular and other factors, short-term discretionary performance bonuses were paid to the NEOs listed on page 56 as described.

•
Based on corporate performance meeting acceptable levels as described above and elsewhere in this circular and other factors, based on the achievement in part of long term growth criteria, long term incentive bonuses were paid at March 31, 2014 for the year then ended to the NEO’s listed on page 56 as described. There are no pension plans at Just Energy.

Short Term Performance Awards

The short-term performance awards are based on several critical financial operating metrics, including the performance by each NEO of their individual duties and responsibilities under their employment agreements. The financial operating metrics include, customer growth, attrition, bad debts, adjusted or base EBITDA and other factors, all of which components reflect the year over year growth of Just Energy while enabling it to sustain its dividend level and enhancing its ability to return value to shareholders. The committee took into account the efforts of the NEOs associated with the disposition of Terra Grain Fuels Inc. concluded in December 2013, the continuing expansion of the Hudson broker channel business to other sectors of Just Energy’s business including into the United Kingdom, the successful issue of U.S. $150 million of 6.5% 5 year senior debentures concluded in January, 2014, the renegotiation of Just Energy’s credit facility and intercreditor agreement and the expansion of Just Energy’s product offerings including growth in embedded gross margin, the further development of JustGreen products and the development of additional sales channels. Also factored in was: (a) year over year 33.3% increase at March 31, 2014 in the market value of Just Energy’s common shares and (b) the 45.8% increase in total shareholder return for the year ended March 31, 2014. For these reasons, as recommended by executive management, short term discretionary bonuses were paid to the executive chair, the recently appointed two new Presidents and Co- CEOs and the CFO for the year ending March 31, 2014 as described on pages 32 and 56. Short term bonuses were also paid to the EVP – Consumer Sales based on performance metrics.

Long Term Targeted Incentive Payments

Long term targeted incentive payments for the NEOs, described on page 33 of this proxy circular were based on the ability of Just Energy to achieve year over year targets approved by the audit committee and the board – on an annual incremental basis relative to three growth criteria: (i) adjusted or base EBITDA, (ii) embedded gross margin and (iii) funds from operations, which are the drivers for growth, shareholder value and sustainable dividends. See the table on page 56. Long term incentive bonuses, if paid, are paid entirely in RSGs/PBGs vesting over three years subject to continuing employment on each applicable vesting date.

Long Term Retention Restricted Share Grants

The grant of long term retention restricted shares continues to achieve its objective which is to motivate the recently appointed two new Presidents and Co- CEOs both of whom are committed to the long term growth and development of the business. Each of them were granted 200,000 fully paid long term retention restricted share grants. They continue to provide a key additional retention incentive based on the fact that the grants are earned on a deferred five year basis up to 20% on each of March 31, 2015 to March 31, 2019 when, to the extent earned (based on annual total shareholder returns), they vest subject to continued employment on March 31, 2019 after which they must be held as common shares or restricted share grants and may not be disposed of until April, 2022.

We reviewed the compensation paid to executives for the year ending March 31, 2014 to ensure its continued relevance to Just Energy’s objectives. With the changes made by our compensation committee for the year ending March 31, 2015 and described on pages 48 and 49, we remain confident that the positioning of executive compensation to market is appropriate.

The above referenced compensation decisions for the executive chair, the recently appointed two new Presidents and Co- CEOs and the CFO were based on the recommendation of executive management and were unanimously accepted and independently supported by Just Energy’s compensation committee and the board for the year ending March 31, 2014. No changes were made to the employment agreement for the EVP – Consumer Sales.

Conclusion

The responsibility for executive compensation rests with the board of directors, and we confirm that we fully understand the long-term implications of the executive compensation decisions we make and the programs we approve including those based on the recommendations of our compensation consultants. Members of the board will be present at the annual meeting of shareholders to be held on June 26, 2014, to answer any questions you may have about executive compensation.

Our approach to executive compensation supports the execution of Just Energy’s strategy, and we remain committed to developing the compensation policies and programs that will continue to produce the results that deliver value to you, our shareholders. Just Energy’s approach to compensation focuses on long term growth, an appropriate compensation mix, uses formulas and weighting vs. discretion, risk oversight and related design processes.

The undersigned support Just Energy’s executive compensation policies and programs and, support shareholder comprehension and request shareholder support with respect to the Say on Pay vote.

Michael Kirby Chair of the compensation committee and a member of each of the risk, executive and audit committees.	Hugh Segal Lead director, vice chair of the board, chair of the nominating and governance committee and a member of the audit, risk, executive and compensation committees.

May 28, 2014

Say on Pay Resolution

At the meeting, shareholders will be asked to consider and, if deemed advisable, pass the Say on Pay resolution approving Just Energy’s approach to executive compensation in accordance with the policy set forth in Schedule D attached to this circular. In order to be approved, the resolution must receive the affirmative vote of a majority of the votes cast by shareholders represented in person or by proxy at the meeting.

Directors’ Recommendation

The board of directors recommends that shareholders vote FOR the resolution and, unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the following resolution:

“RESOLVED” that, on an advisory basis and not to diminish the role and responsibilities of the board of directors, the shareholders accept the approach to executive compensation disclosed under the heading “Compensation Discussion and Analysis” on pages 28 to 48 of this proxy circular.

COMPENSATION OF THE DIRECTORS AND OFFICERS OF JUST ENERGY

Compensation of Outside Directors

Director Compensation Table

The following table indicates the compensation paid by Just Energy to its outside directors for the years ended March 31, 2012, 2013 and 2014. The two management directors, Rebecca MacDonald and Ken Hartwick, did not receive any fees or benefits for serving as a director.

Name of Director	Year Ended March 31	Fees Earned(1)	Share Based Awards(2)	Option Based Awards(3)	All Other Compensation(4)	Total(6)
John A. Brussa	2014 2013 2012	$76,000 $82,000 $54,500	$15,000 $15,000 $26,250	NIL NIL NIL	NIL NIL NIL	$91,000 $97,000 $80,750
William F. Weld(7)	2014 2013	$86,000 $96,000	$15,000 $15,000	NIL NIL	$21,207(5) $19,873(5)	$122,107 $130,873
Gordon D. Giffin	2014 2013 2012	$80,500 $19,125(2) NIL(2)	$15,000 $82,375 $89,250	NIL NIL NIL	$21,107(5) $19,873(5) $19,860(5)	$116,607 $121,373 $109,110
Michael J.L. Kirby	2014 2013 2012	$127,000 $133,500 $98,750	$15,000 $15,000 $15,000	NIL NIL NIL	NIL NIL NIL	$142,000 $148,500 $113,750
Brett Perlman(7)	2014	$68,250	$11,250	NIL	NIL	$79,500
Hugh D. Segal	2014 2013 2012	$175,000 $180,500 $145,750	$15,000 $15,000 $15,000	NIL NIL NIL	$20,000 NIL NIL	$210,000 $195,500 $160,750
George Sladoje(7)	2014 2013	$119,000 $52,583	$15,000 $3,750	NIL NIL	$16,002(5) NIL	$150,002 $56,333
Scott Gahn(7)	2014	$22,500	$3,750	NIL	NIL	$26,250

Notes:

(1)
Amount reflects the cash portion of the fees earned by each director. The annual base retainer for each outside director is $65,000. In addition, each director who is not a member of management receives a $2,000 attendance fee for each board and committee meeting attended (reduced to $1,000 for regular quarterly meeting participation by telephone conference call), $3,000 for each board strategy session attended and is reimbursed for out- of-pocket expenses for attending directors’ board, committee and strategy session meetings. The chair of the audit committee receives an additional annual fee of $15,000 for serving as chair and the other members of the audit committee receive an annual retainer of $5,000 each. The chair of each of the compensation committee and the governance committee receives an additional annual fee of $5,000. The chair of the risk committee receives an additional $10,000 annual fee. The vice chair of the risk committee receives an additional annual fee of $2,500. The lead director receives an additional annual fee of $50,000 to reflect his role as lead director and also as vice chair of the board. All fees are payable quarterly in arrears. Each member of the executive committee receives a meeting fee of $2,000 (reduced to $1,000 for participation by telephone conference call). The director who serves on the board of Just Energy’s two Hudson U.K. subsidiaries receives an additional annual fee of $10,000 per subsidiary.

(2)
Directors are required to receive a minimum of $15,000 of their annual base retainer in DSGs and/or common shares and may elect to take all or a portion of the balance of their base retainer, attendance, chair (including lead director), and vice chair fees in DSGs and/or common shares, in each case, pursuant to the Just Energy DSG Plan described in detail on page 61 of this circular. At March 31, 2014, the non-management directors owned a total of 110,838 DSGs and 165,050 common shares. The DSGs and/or common shares are credited to a director’s DSG and/or common share account at the end of each quarter. The price used to determine the number of DSGs and common shares granted to directors pursuant to the DSG Plan during the year ended March 31, 2014 was: $6.42 for the quarter ended June 30, 2013; $6.66 for the quarter ended September 30, 2013; $7.49; for the quarter ended December 31, 2013 and $8.85 for the quarter ended March 31, 2014, being the weighted average trading price of common shares on the TSX for the 10 trading days preceding each quarter end of Just Energy.

(3)
All options granted to the outside directors were exercisable for an equivalent number of common shares for a period of five years from the grant date and vest as to one fifth thereof on the first, second, third, fourth and fifth anniversary of the grant date. See “Share Option Plan”. On February 6, 2009, the board of directors adopted as a policy of Just Energy that no further options be granted to directors. All outstanding options previously granted to directors have expired.

(4)	There are no non-equity incentive plans, pension plans or other similar arrangements for non-management directors.

(5)	Each of Messrs. Giffin, Sladoje and Weld receives an additional U.S. $20,000 annual retainer for serving as a director of all of Just Energy’s U.S. operating subsidiaries.

(6)
Just Energy has issued indemnities to each of its directors and officers as permitted under applicable corporate legislation and has purchased a directors’ and officers’ liability insurance policy for the directors and officers of all direct and indirect subsidiaries. The annual insurance coverage under the policy is limited to $70 million (per claim and in the aggregate each policy year) at an annual premium of $750,158 inclusive of tax. Just Energy does not maintain any programs pursuant to which it makes donations to charitable institutions in a director’s name.

(7)
Bill Weld was appointed to the board on April 2, 2012. George Sladoje was appointed to the board on November 6, 2012. Brett Perlman was elected to the board on June 26, 2013. Scott Gahn was appointed to the board on December 17, 2013.

The fees paid to directors and all other arrangements including indemnities, directors and officers insurance and DSGs are approved by the board of Just Energy based on the recommendations of the nominating and governance committee and are as described in the above table and the notes thereto. In addition to the compensation paid to directors, the board has adopted a policy regarding ownership requirements for outside directors which is described below.

Ownership of Securities by Outside Directors

Each outside director is required, as a policy of Just Energy, to own at each quarter end a number of common shares and/or DSGs having a value based on the trading price of the common shares on the TSX at such time equal to $195,000 or three times the director’s annual base retainer of $65,000. Except for recently appointed directors, each director is compliant with the current minimum holding requirement. New directors such as William Weld, George Sladoje, Brett Perlman and Scott Gahn have five years, from the date of their appointment or election to comply with the ownership policy.

The following Table indicates the total value of common shares and DSGs beneficially owned, directly or indirectly, by all non-management directors of Just Energy at March 31, 2014, based on the closing price of common shares on the TSX on March 31, 2014 of $8.89.

Name of Director	Shares #	Total Market Value of Common Shares(1) ($)	DSGs #	Total Market Value of DSGs(1) ($)	Total Market Value of Common Shares and DSGs(1) ($)
John A. Brussa	82,000	728,980	19,652	174,706	903,686
Gordon D. Giffin	23,574	209,753	49,754	442,313	651,886
William F. Weld	4,074	36,218	–	–	36,218
Michael J.L. Kirby	25,776	229,149	18,529	164,723	393,871
Brett Perlman	7,923	70,435	1,106	9,832	80,446
Hugh D. Segal	16,260	144,551	19,014	169,034	313,586
George Sladoje	–	–	2,783	24,741	24,741
Scott Gahn	5,423	48,210	–	–	48,210

Notes:

(1)
The closing price of the common shares on the TSX on March 31, 2014 was $8.89 which closing price is also ascribed to the value of the DSGs as they are fully paid and are exchangeable for common shares on a 1:1 basis.

(2)	Ownership requirements for the directors who are also NEO’s are described in note (7) to the table on page 16 of this circular.

(3)
All directors have until the end of 2015 to meet the $195,000 ownership requirement except for each of Messrs. Weld, Sladoje, Perlman and Gahn who have 5 years from the date of their appointment or election to the board to meet the ownership threshold.

Options and Common Share Based Awards – Outside Directors

The following table indicates information with respect to all options and common share based awards of Just Energy held by the outside directors of Just Energy at March 31, 2014:

					Share-based Awards –
Name of Director	Number of Common Shares underlying unexercised options	Option exercise price per Share $	Option expiration date	Value of unexercised in the money options $	Number of DSGs that have not vested(1) #	Market or pay out value of DSGs that have not vested(2) $
John A. Brussa	NIL	N/A	N/A	N/A	10,604	94,270
Gordon D. Giffin	NIL	N/A	N/A	N/A	14,323	127,331
William F. Weld	NIL	N/A	N/A	N/A	–	N/A
Michael J.L. Kirby	NIL	N/A	N/A	N/A	9,381	83,397
Hugh D. Segal	NIL	N/A	N/A	N/A	9,519	84,624
George Sladoje	NIL	N/A	N/A	N/A	2,783	24,741
Brett Perlman	NIL	N/A	N/A	N/A	1,106	9,832
Scott Gahn	NIL	N/A	N/A	N/A	–	N/A

Notes:

(1)
Reflects DSGs credited to the account of each director in lieu of cash retainer which have not vested. See note (2) on page 24 of this proxy circular. Does not include DRS Advices or common shares credited to a director’s account.

(2)	Market value was determined based upon the closing price of the common shares on the TSX on March 31, 2014 of $8.89.

(3)	Information respecting directors who are also NEOs is included under “Compensation of the Directors and Officers of Just Energy – Incentive Plan Awards – NEOs” on page 24.

Common Share Based Awards, DSG-Based Awards and Non-Equity Incentive Plan Compensation – Outside Directors

The following table indicates information with respect to all incentive plan awards for the outside directors for the year ended March 31, 2014.

Name of Director	Common Share based awards – value vested during the year $	DSG and Common Share based awards – value vested during the year(1) $	Non-equity incentive plan compensation – value earned during the year $
John A. Brussa	NIL	17,691	NIL
Gordon D. Giffin	NIL	68,133	NIL
William F. Weld	NIL	NIL	NIL
Michael J.L. Kirby	NIL	15,762	NIL
Brett Perlman	NIL	NIL	NIL
Hugh D. Segal	NIL	16,011	NIL
Scott Gahn	NIL	NIL	NIL
George Sladoje	NIL	NIL	NIL

Notes:

(1)	Based upon the closing price of common shares on the TSX on March 31, 2014 of $8.89.

(2)	Information respecting directors who are also NEOs is included under “Compensation of the Directors and Officers of Just Energy – Incentive Plan Awards – NEOs”.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee

The compensation, human resources, environmental, health and safety committee (the “compensation committee”) has, with the board of Just Energy, responsibility for executive compensation. The compensation committee has five members. Their biographical summaries are included on pages 10 to 14. The committee consists of five independent directors: Messrs. Kirby (chair), Segal, Brussa, Giffin and Weld. All of the members of the committee have significant executive compensation experience based on compensation committees of public companies where they have served as members. The duties and responsibilities of the committee are described in the committee mandate included at Schedule E which includes the authority to retain compensation consultants. While compensation consultants were retained in each of the years 2012, 2013 and 2014, the compensation decisions with respect to the NEOs are the exclusive responsibility of the compensation committee and the board.

Named Executive Officers at March 31, 2014

While James Lewis and Deb Merril did not become Presidents and Co-CEO’s until April 1, 2014 (the day Ken Hartwick effectively resigned as President and CEO), as they both were transitioning into the roles of Presidents and Co-CEO’s during the last two months of Just Energy’s year ended March 31, 2014 and as each of their opportunities are significantly greater for the year commencing April 1, 2014, the Compensation Committee considered it appropriate, as meaningful disclosure, that they each be included as NEOs and that their executive compensation for the year ending March 31, 2014 and commencing April 1, 2014 be disclosed in this circular. The compensation payable to James Lewis, as one of the three highest paid executives for the year ending March 31, 2014 must be disclosed regardless. While Mark Silver resigned prior to Just Energy’s March 31, 2014 year end (i.e., August 31, 2013), as his total compensation for the year then ended exceeds the annual compensation for three other senior executives, he must be included as an NEO for circular disclosure purposes.

Compensation Objectives and Components – General

Compensation for the chief executive officer (including the two recently appointed Presidents and Co-CEOs), the executive chair and the chief financial officer of Just Energy, and each of the other most highly compensated executive officers (collectively, the “Named Executive Officers” or “NEOs”) (set forth for the most recently completed financial year in the Summary Compensation Table – NEOs on page 56 of this proxy circular), is established by the compensation committee and is principally reflected in each of their respective employment agreements, all of which have been approved by the compensation committee and the board. The compensation committee’s compensation philosophy is guided by its objectives to obtain and retain qualified and experienced executives motivated to achieve Just Energy’s business plans to produce long-term, profitable growth by developing and growing a profitable business and delivering value to customers, shareholders and other stakeholders all as described elsewhere in this proxy circular.

NEO compensation includes one or more of the following components: (i) a base salary; (ii) an annual performance bonus based on achieving operating performance targets or objectives such as: adjusted or base EBITDA, targeted growth levels, distributable cash, dividend levels, margins, renewals, attrition and other performance factors including the performance of their respective duties and responsibilities as set forth in their respective employment agreements; (iii) a long term targeted incentive bonus based upon the achievement by Just Energy of targeted levels of annual incremental growth over budget related to specific growth criteria (as described below); (iv) the use of fully paid RSGs in lieu of cash bonus entitlements to further align the goals and interests of all NEOs with shareholders and which conserve cash and serve as a useful retention tool; (v) for some of the NEOs, the grant of fully paid long term retention RSGs earned and/or vesting on an accelerated basis over a period of time with a three year hold period post vesting as described below under the heading “Long Term Retention RSGs”; (vi) employee benefit plans and (vii) common share ownership requirements.

While options are available to the compensation committee to provide a longer-term incentive for executives to enhance shareholder value, they have not been used as a component of NEO compensation in the past five years and, in the view of the compensation committee, options are not likely to be used for the foreseeable future as a component of NEO compensation. Each NEO’s performance and related salary level, annual short term performance bonuses, long term targeted incentive bonuses and the use of RSGs and minimum common share ownership requirements, are reviewed annually by the compensation committee in conjunction with the executive chair and the president and CEO of Just Energy. All NEO compensation packages are subject to the approval of the compensation committee and the board.

All of the above compensation components and the decisions of the compensation committee about each component have an effect on the compensation committee’s decisions regarding the other components. For example, for the year ended

March 31, 2014, the short and long term targeted performance bonuses for Darren Pritchett, EVP Consumer Sales, are related to the growth of residential customer equivalents and the rental of waterheater and HVAC units. See pages 45 and 46.

All of the compensation components together are intended to meet the compensation committee’s compensation objectives to attract and retain qualified and experienced NEOs who are motivated to achieve Just Energy’s business plans, strategies, goals and growth targets. The above compensation objectives and components are applied to all employees at the vice president level and above – approximately 25 employees other than the NEOs.

Just Energy’s approach to executive compensation and its compensation policies are also designed so as not to create risks that are reasonably likely to have a material adverse effect on the business of Just Energy. To mitigate the risks associated with our compensation arrangements, these policies include significant RSG/PBG and common share ownership requirements for executive officers and directors, trading restrictions, requirements that senior executives are required to receive a significant percentage of their long term bonuses in RSGs/PBGs vesting over three years and fixed maximum or caps on long term incentive payments. Just Energy’s total direct compensation also takes into account compensation paid to a peer group of comparator companies in Just Energy’s business sectors.

A more detailed description of the compensation components for the Just Energy’s NEO’s is as follows:

Compensation Components – Specific Criteria

Base Salary:

The base salary of each executive is intended to remunerate each NEO for discharging job responsibilities as set forth in their respective employment contracts and reflects, in the case of the executive chair and the president and chief executive officer (including the two recently appointed Presidents and Co-CEOs), and the chief financial officer, their performance over time. Each of the NEOs has a detailed job description setting out the individual’s duties and responsibilities. Salary levels and adjustments take into account performance contributions in connection with their specific duties and responsibilities as outlined in their respective employment contracts and position descriptions and the general performance of the business.

The base salary levels are set out in each NEO’s employment contract, the terms of which are described below under the heading “NEO Employment Agreements” and all of which are approved by the compensation committee and the board. While the executive chair and president and CEO (including the recently appointed Presidents and Co-CEOs), are requested to provide to the compensation committee their recommendations on salary increases for each other and the other NEOs, the compensation committee and the board make the final determination on the annual base salary increases for all NEOs. Base salaries for all NEOs are reviewable annually and recognize the NEO’s experience, responsibility, contribution and performance goals and are based on the compensation committee’s subjective assessment of market value. Base salaries also take into account the other components of an NEO’s total compensation package. For the reasons described elsewhere in this circular, the compensation committee determined that it was prudent that base salaries for all but two of the five active NEOs be maintained at their present levels (no increase) for the fiscal year of Just Energy commencing April 1, 2014. For the same reasons, base salaries for virtually all other management employees were also kept within a similar range just marginally above the March 31, 2014 year end levels. In certain instances salary levels have been significantly increased for the year commencing April 1, 2014, where employees made significant contributions during fiscal 2014. See “Amendments to Employment Agreements”. The base salaries for the two recently appointed Presidents and Co-CEOs were also increased significantly commencing April 1, 2014 based on their increased responsibilities.

Short Term Annual Performance Bonus:

An annual performance bonus may be granted by the compensation committee to the NEO’s based on the general performance factors as described above. In making the short term annual performance bonus awards for the year ended March 31, 2014, while the committee also took into account the effort of the NEOs associated with the record number of gross customer additions, amendments to Just Energy’s inter-creditor and credit facility agreements, the expansion of Just Energy’s suite of products including the bundling of ecobee thermostats, other HVAC products, the U.S. $150 million, 6.5%, 5 year unsecured debenture financing completed in January 2014, the sale of TGF in December, 2013, the continuing development of JustGreen products, the development of additional sales channels, and the formulaic criteria recommended by Just Energy’s compensation committee described below for the year ending March 31, 2014.

Short Term Performance Bonus – for YE March 31, 2014

To determine the short term incentive bonus for some of the NEOs for the year ending March 31, 2014, the compensation committee considered the principal growth factors for the year ending March 31, 2014 as set forth in Table A below.

Long Term Performance Bonus – for YE March 31, 2014

Long term performance bonuses for the executive chair and the CFO were based on amendments to the growth criteria and targets for the long term incentive bonus for each of the executive chair and CFO based upon incremental growth over business plan targets as approved by the audit committee, in each case, for the year ended March 31, 2014 as set forth in Table B below;

TABLE A

Short term incentive bonus criteria to be used to calculate the short term incentive bonus for the YE March 31, 2014 as follows:

Criteria (a) (b)	Notes:
A. Key Performance Metrics – 40% (i) Net RCE adds (ii) Waterheater and HVAC Equivalent adds (iii) Additional Added Qualified Momentis IRs (iv) Committed Solar Projects
(a)    The STI bonus is to be based on the achievement of specific targets contained in the YE March 31, 2014 budget which has been approved by the audit committee and the compensation committee and which targets are set forth in schedules to the amended employment agreements for each of the executive chair, CEO and CFO for the one year commencing April 1, 2013. The amount of STI bonus may be based on some targets but not all and will be based on the compensation committee’s judgment as to what is just and equitable having regard to all the circumstances in the context of a customer compliance ratio of under 2% across all of Just Energy’s markets.
The total STI bonus opportunity for each of the executive chair and CFO is 50% – 100% of base salary and for the CEO is 75% – 150% of base salary.

B. Funds from Operations (b)
(b)    To be based on the compensation committees assessment of the achievement of the target set forth identified in each of the NEO’s amended employment agreements for the year commencing April 1, 2013.

C. Other factors – 20% (c)
(c)    Including commitment, leadership, duties and responsibilities, acquisitions, financing, bank facility and relationships, marketing, product diversification, new products, organic growth and succession planning

Some of the above criteria i.e. qualified Momentis IRs and committed solar projects are no longer relevant in view of the disposition of the Momentis business and the designation of the Hudson Solar business as a discontinued operation and accordingly will no longer apply for the YE March 31, 2015.

Long Term Incentive Bonus Component:

Year over Year Growth over Business Plan related to Specific Growth Criteria

TABLE B

Long term incentive bonus criteria to be used to calculate the long term incentive bonus for the YE March 31, 2014 as follows:

Long Term Incentive Bonus Criteria(1)	Weighting %(1)
Funds from Operations(4)(5)	40%
Embedded Gross Margin(3)(5)	60%

Notes:

(1)
Annual Growth Performance Targets.  The annual growth performance targets for each of the above two growth criteria will be derived from the budget approved by the audit committee for the YE March 31, 2014 were included in amending employment agreements for each of Ken Hartwick (former President and CEO, Rebecca MacDonald (executive chair) and Beth Summers (CFO) for the year commencing April 1, 2013. Each criteria is allocated the weight as indicated in determining the long term incentive bonus. The maximum potential total long term incentive bonus payment entitlement for any one year will escalate based on the % achievement of the annual growth performance targets for any one year for Rebecca MacDonald (YE March 31, 2014 only) and Ken Hartwick at $2 million based on achievement of the annual growth performance target at 100%, escalating to $2.5 million at 103%; to $3 million; at 106% to $3.5 million at 109%; and to $4 million at 112% and beyond and if below, at $.5 million and $1 million based on the achievement of an annual growth performance target of 90% and 95% respectively, and for Beth Summers at 2/5ths of Ken Hartwick’s bonus entitlement.

(2)
Calculation of Incentive Bonus.  Each of the above three criteria is allocated the weight indicated in determining the total long term incentive bonus payment payable as to 100% in PBGs at the end of each year, having a 10 year term and vesting over three years subject to continued employment on each applicable vesting date.

(3)
Embedded Gross Margin means a rolling five-year measure of management’s estimate of future contracted energy gross margin as well as the margin associated with the average remaining life of National Home Services’ customer contracts as well as the future margin for non energy products sold by Momentis and projects installed by Hudson solar. The energy marketing embedded margin is the difference between existing customer contract prices and the cost of supply for the remainder of term, with appropriate assumptions for customer attrition and renewals as calculated in Just Energy’s MD&A. It is assumed that expiring contracts will be renewed at target margin and renewal rates. Value based on US/Cdn $ at par.

(4)
Funds from Operations.  Refers to the net cash available for distribution through dividends to shareholders. Funds from Operations is calculated by Just Energy as gross margin adjusted for cash items including administrative expenses, selling and marketing expenses, bad debt expenses, finance costs, corporate taxes, capital taxes and other items. The gross margin used includes a seasonal adjustment for the gas markets in Ontario, Quebec, Manitoba and Michigan in order to include cash received.

(5)
Other Factors.  The achievement of the above annual growth performance targets will be assessed by the compensation committee in the context of the earnings per share and common share price performance of Just Energy relative to the TSX index in order to achieve what the committee believes is just and equitable. Total shareholder return on both an absolute and relative basis will be examined.

Option Grants:

The compensation committee is responsible for awarding options to directors and employees pursuant to Just Energy’s option plan. Option grants provide a longer-term incentive to pursue significant performance for Just Energy/and cash flow growth. At March 31, 2014 none of the NEOs hold options. As at March 31, 2014 Just Energy has 814,166 remaining options available for grant under the option plan. As discussed above, the committee has no plans to grant additional options to the NEOs for the foreseeable future.

RSGs/PBGs:

The compensation committee awards fully paid RSGs and/or PBGs to the NEOs pursuant to their employment agreements and the RSG Plan and the PBG Plan. See “Restricted Share Rights Plan” on page 59 of this circular and “Performance Bonus Incentive Plan on page 62 of this circular. The compensation committee has used and will continue to use fully paid RSGs and PBGs, which normally vest over a three year period subject to continued employment on each applicable vesting date, to provide Just Energy with a mechanism of capitalizing payments which senior executives would otherwise receive in the form of cash as part of their annual discretionary performance bonus (if elected), annual non-discretionary targeted incentive bonuses and other compensation entitlements, thereby encouraging such persons to continue in the long-term service of Just Energy and aligning the interests of all NEOs with shareholders. As RSGs/PBGs are exchangeable into Common Shares on a 1:1 basis, deferred vesting encourages NEO performance over the extended vesting period. All RSGs/PBGs are issued as fully paid based on the simple average closing price of common shares on the TSX for the 10 days preceding the grant date i.e., March 31 of each year.

Retention and Incentive RSGs:

Because of the competitive nature of Just Energy’s business and employee mobility in Just Energy’s business sector, the compensation committee uses RSGs/PBGs to encourage NEO retention and to incentivize NEO’s. To encourage two of Just Energy’s NEO’s to remain in the employment of Just Energy until March 31, 2018 (the former CEO and the CFO), the compensation committee and board granted 600,000 fully paid long term retention RSGs on May 20, 2010 (effective March 31, 2010) as described below.

In addition, a total of approximately 236,000 fully paid RSGs/PBGs were granted to approximately 90 employees (other than the NEOs) in lieu of approximately $2.1 million of cash bonuses for the year ending March 31, 2014 most of which will vest over three years from the grant date subject to continuing employment on each applicable vesting date.

Long Term Retention – Restricted Share Grants:

To encourage NEOs and other senior executives to remain through to the end of their employment contracts and beyond, long term retention RSGs/PBGs are available to be granted. Ken Hartwick and Beth Summers were granted 500,000 and 100,000 fully paid RSGs respectively on March 31, 2010 vesting on an incremental basis over five years as to: 5% of each individual respective total RSG entitlement on March 31, 2011 and 2012; 10% of each individual respective total RSG entitlement on March 31, 2013 and 2014 and 70% of each individual respective total RSG entitlement on March 31, 2015 all subject to continuing employment on each vesting date, providing all 70% of the RSGs which vest on March 31, 2015 may not be exchanged for common shares and disposed of until March 31, 2018. All long term retention RSGs have a 10 year term and entitle the holder to monthly dividends (like all RSGs) as if a RSG were a common share. On February 26, 2014, Ken Hartwick resigned as president, chief executive officer and director of Just Energy at which time his remaining 350,000 unvested LTR RSGs were cancelled and returned to the PBG pool.

On March 31, 2014, 200,000 fully paid LTR RSGs were granted to each of the two recently appointed Presidents and Co-CEO’s to be earned over a period of five years to March 31, 2019.

Employee Benefit Plans:

On October 1, 2004 and effective April 1, 2004, Just Energy established a long-term incentive plan (the “Canadian Plan”) for all permanent full time and part time employees fits subsidiaries (working more than 20 hours per week) of certain of its Canadian subsidiaries. The Canadian Plan consists of two components, a deferred profit sharing plan (“DPSP”) and an employee profit sharing plan (“EPSP”). For participants of the DPSP, Just Energy contributes an amount equal to a maximum of 2% per annum of an employee’s base earnings. For the EPSP, Just Energy contributes an amount up to a maximum of 2% per annum of an employee’s base earnings towards the purchase of shares, on a matching one for one basis. Some of the NEO’s participate in the DPSP and EPSP. See note (10) to the summary compensation table on page 57 of this proxy circular.

On January 1, 2009, Just Energy established a U.S. long-term incentive plan (the “U.S. Plan”) for all permanent full time and part time employees (working in the United States for more than 26 hours per week). The U.S. Plan consists of two components, 401K plan (“401K”) and an employee share purchase plan (“ESPP”). For participants of the 401K, Just Energy contributes an amount equal to a maximum of 3% per annum of an employee’s base earnings on a matching one for one basis. For the ESPP, Just Energy contributes an amount up to a maximum of 4% per annum of an employee’s base earnings towards the purchase of shares, on a matching one for one basis. Employees that wish to participate in both plans are eligible for a maximum matching of up to 5% of an employee’s base earnings.

Risk

The board of Just Energy and its compensation committee consider the implications of the risks associated with its compensation policies and practices. The components of compensation for the NEOs and other senior level employees are structured so as not to encourage or create risks that are reasonably likely to have a material adverse impact on Just Energy’s business. To this end: (i) the targeted performance bonuses for the NEOs which are payable principally in RSGs/PBGs generally vest over one to three years; (ii) most senior executives have common share ownership requirements, (iii) trading restrictions constrain the ability of most executives to dispose of their common shares for extensive “black-out” periods of time during each year, (iv) long term retention RSGs/PBGs are all designed to align the interests of management with those of shareholders and are not such so as to encourage any NEO to take excessive or inappropriate risks, (v) short term incentive bonuses, while based on formulaic criteria are capped as a % of each NEOs base salary, and (vi) long term bonuses for the NEOs are also capped. Executive management control margins on energy contracts which form the basis for compensation for some NEOs (i.e., the EVP – Consumer Sales). In addition executive management exercise control over expansion plans with respect to the businesses carried on by Just Energy. The above constraints, requirements and limitations are monitored by the board’s risk and governance committees.

Neither the NEOs nor directors purchase financial instruments such as equity swaps, collars or units of exchange funds designed to hedge or offset a decrease in the market value of securities of Just Energy granted as compensation or held directly or indirectly by the NEO or director.

Common Share Ownership:

Except for the executive chair who owns approximately 4% of the outstanding common shares of Just Energy, four of the active NEO’s are required to hold securities of Just Energy (RSGs/PBGs and common shares) representing a minimum market value by certain specified dates, further aligning their interests with the interests of Just Energy’s shareholders. The following table indicates the total market value of all common shares and RSGs/PBGs held by the NEOs employed by Just Energy at March 31, 2014, (excluding the awards made on May 28, 2014), based on the closing price of the common shares on the TSX on March 31, 2014 of $8.89.

Name of Holder	Common Shares(a)		PBGs/RSGs(d) (vested and unvested)		Total Value
Rebecca MacDonald	5,846,120	$51,972,007	628,538	$5,587,703	$57,559,710
Beth Summers	19,217	$170,839	227,918	$2,026,191	$2,197,030
James Lewis	166,985	$1,484,497	56,675	$503,841	$1,988,338
Deb Merril	128,292	$1,140,516	53,439	$475,073	$1,615,589
Darren Pritchett	54,698	$486,265	333,587	$2,965,588	$3,451,853

THE FIVE ACTIVE NEOs WHOSE HOLDINGS OF COMMON SHARES AND PBGs/RSGs ARE DESCRIBED ABOVE OWN A TOTAL OF 7,515,469 SHARES AND PBGs/RSGS OF JUST ENERGY HAVING A TOTAL VALUE AT MARCH 31, 2014 OF $66,812,519 AND WHICH OWNERSHIP REFLECTS APPROXIMATELY 5.3% OF ALL ISSUED AND OUTSTANDING SHARES OF JUST ENERGY.

Notes:

(a)	Includes common shares held indirectly over which control and direction is exercised.

(b)	Based on the closing price of common shares on the TSX on March 31, 2014 of $8.89.

(c)
Under their current employment agreements each of Beth Summers, James Lewis, Deb Merril and Darren Pritchett is required, at the end of each financial quarter of Just Energy to own (after a date specified in each of their employment agreements (the “Specified Date”), a number of shares of Just Energy (including fully paid PBGs/RSGs whether or not vested) equal to a multiple of NEO’s base salary for the most recently completed financial year preceding such Specified Date. Based on the fair market value of common shares at the end of each quarter of Just Energy, all of such NEOs are compliant other than James Lewis and Deb Merril who have until March 31, 2019 to be compliant. In the event of a sudden and significant decrease as the fair market value of common shares after such Specified Date, the compensation committee will give the NEO a reasonable period of time to comply with the requirement having regard to all of the circumstances. Ms. Summers was required to own by March 31, 2014 common shares and PBGs/RSGs having a value equal to three times her base salary at March 31, 2014 or $1,395,000 and at the end of each quarter of Just Energy thereafter. Ms. Summers was fully compliant at March 31, 2014 and continues to be compliant. Mr. Lewis is required to own by March 31, 2019 common shares and RSGs having a value equal to five times his base salary at April 1, 2014 or $3,000,000 and at the end of each financial quarter of Just Energy thereafter. Mr. Lewis was not fully compliant at March 31, 2014 and has until March 31, 2019 to be compliant. Ms. Merril is required to own by March 31, 2014 common shares and RSGs having a value equal to five times her base salary at April 1, 2014 or $3,000,000 and at the end of each financial quarter of Just Energy thereafter. Ms. Merril was not compliant at March 31, 2014 and has until March 31, 2019 to be compliant. While Ms. MacDonald has no ownership requirement, as the table indicates she owns a significant number of shares and PBGs/RSGs. Mr. Pritchett is required to own by March 31, 2014 common shares and PBGs/RSGs having a value equal to two times his base salary at March 31, 2014 or $1,000,000. He was and continues to be compliant.

(d)
Includes long term retention PBGs/RSGs granted May 20, 2010 and at May 28, 2014 and PBGs/RSGs granted May 28, 2014, if any (effective March 31, 2014) but excludes the 200,000 LTR RSGs granted to each of James Lewis and Deb Merril on May 28, 2014.

Financial Restatement and Clawback Policy

On February 9, 2012 the board approved a Clawback Policy entitled “Recoupment Upon Restatement or Misstatement of Financial Results” which provides that if, in the opinion of the independent directors of the board, Just Energy’s financial results are restated due in whole or in part to intentional fraud or misconduct by one or more of Just Energy’s executive officers the independent directors have the discretion to use their best efforts to remedy the fraud or misconduct and prevent its recurrence. Just Energy’s independent directors may, based upon the facts and circumstances surrounding the restatement, direct that Just Energy recover all or a portion of any bonus or incentive compensation paid, or cancel all, or part of, the stock-based awards granted, to an executive officer. In addition, the independent directors may also seek to recoup any gains realized with respect to equity-based awards, including stock options granted under Just Energy’s stock option plan, RSGs granted under Just Energy’s 2010 RSG plan, or other incentive payments made or required to be made by Just Energy under any discretionary, non-discretionary, targeted or other compensation plan of Just Energy, regardless of when issued or required to be issued at a future date.

The remedies that may be sought by the independent directors are subject to a number of conditions, including, that: (1) the bonus or incentive compensation to be recouped was based on the achievement of objective financial or other similar criteria or factors as provided for in the executive officer’s employment contract and was calculated based upon the financial results that were restated, (2) the executive officer in question engaged in the intentional misconduct, (3) the bonus or incentive compensation calculated or to be calculated under the restated financial results is less than the amount actually paid or awarded or to be paid or awarded and (4) no remedy, action or proceeding for the recovery of any amount from an executive officer that is provided for in the policy may be commenced after a period of three years from the date such executive’s employment is terminated for whatever reason.

Market Benchmarking and Comparator Groups

To provide the compensation committee a basis for assessing the market competitiveness of compensation for the Company’s senior executives, in 2012 a peer group of comparable organizations was developed for the purpose of pay benchmarking. This industry specific peer group comprises companies that, like Just Energy, are in the business of reselling energy supply though fixed price gas and electricity contracts to residential and commercial customers in deregulated markets, particularly those competing in the same geographic markets as Just Energy. Given the limited number of publicly traded companies that have a business model similar to Just Energy’s, the peer group also includes similarly sized companies that trade and market natural gas and energy. This peer group represents Just Energy’s closest competitors on customers, managerial talents, and investors’ capital and is made up of the following companies:

Exelon Energy	NRG Energy Inc.
EnerCare Inc.	Parkland Fuel Corporation
National Fuel Gas Co.	PPL Corporation
New Jersey Resources Corp.	Superior Plus Corp.
WGL Holdings Inc.

The composition of the industry specific peer group developed by Just Energy management will be reviewed annually by the committee to determine its continued applicability.

NEO Employment Agreements and Disclosure Obligations

General:

The employment agreements for each NEO contain terms and conditions dealing with: (i) financial compensation; (ii) termination rights (see “Termination Events or Circumstances”), (iii) payments, benefits and obligations arising on termination (see “Termination Payments and Benefits”), and (iv) other conditions relating to common share ownership, non-competition and non-solicitation (see “Employment Agreements – Other Terms, Conditions and Obligations”). For Just Energy’s year commencing April 1, 2014, based upon the recommendation and approval of the compensation committee and the board, amending employment agreements were entered into with several senior executives of Just Energy (including three of the five active NEO’s) for the purpose of adjusting salary levels and the criteria for short term performance bonuses and long term targeted incentive payments based on the recommendation of Just Energy’s compensation committee. See “Amendments to Employment Agreements”.

Rebecca MacDonald – Executive Chair

1.	Employment Agreement

Ms. MacDonald entered into a five year employment agreement with Just Energy effective April 1, 2010 as amended April 1, 2011, 2012 and 2013 to serve as executive chair until March 31, 2013. On April 1, 2013 she entered into an amending employment agreement to serve as executive chair until March 31, 2014. On April 1, 2014 she entered into a further amending employment agreement to serve as executive chair at least until March 31, 2015. Ms. MacDonald’s compensation package for the year ending March 31, 2015 is described below and under the heading “Amendments to Employment Agreements” on pages 48 to 51.

2.	Compensation Components

Pursuant to her employment agreement, as amended and approved by the committee and the board, Ms. MacDonald was entitled at March 31, 2014 to:

(a)
Base Salary:  An annual base salary of $650,000 subject to an upward adjustment, if any, based on an annual review by the committee. The committee concluded Ms. MacDonald’s annual base salary should remain at $650,000 until March 31, 2015.

(b)
Annual Performance Bonus:  An annual performance bonus of up to 100% of base salary based on a review by the compensation committee of: (i) criteria and factors considered relevant by the compensation committee including those set forth in her employment agreement (i.e., common share value, board leadership, energy supply, RCE/CCE growth, distributable cash (excluding commissions paid to agents), gross margins, renewals/attrition, balancing and credit issues); (ii) her success in carrying out her duties and responsibilities as set forth in her employment agreement; (iii) her success in carrying out the special functions listed in her position description as executive chair of the board of directors and chair of the executive committee; and (iv) other factors, all as determined by the compensation committee including the formulaic targets developed by Just Energy’s compensation committee to be used in determining her short term incentive bonus for the year ended March 31, 2014 i.e., (x) 40% based on funds from operations and; (y) 40% based on key performance targets (net RCE additions, waterheater equivalents, added Momentis independent representatives, and committed solar projects) and (z) 20% based on a list of other factors described in the table on page 32. Based on the compensation committee’s assessment of the criteria which the compensation committee was directed to take into account and considered relevant (see above) and the formulaic growth criteria described above and in the table on page 32 and other factors, the compensation committee awarded Ms. MacDonald with an annual short term performance bonus of $617,500 or 95% of her base salary, to be payable in immediately vested PBGs when granted.

(c)
Long Term Targeted Incentive Payment:  An annual targeted incentive payment based upon the achievement by Just Energy of year over year incremental growth over business plan (as approved by the audit committee) related to the formulaic targeted growth criteria described in the table on page 33 for the year ended March 31, 2014 payable as to 100% in fully paid PBGs vesting over a three year period, subject to continued employment on each applicable vesting date. Based on the achievement by Just Energy of annual incremental growth as related to the two factors identified in the table on page 33 (embedded gross margin and funds from operations) as determined from Just Energy’s audited consolidated financial statements and management’s discussion and analysis for the year ended March 31, 2014, Ms. MacDonald was granted an incentive payment of $617,500 or 95% of her base salary to be payable as to 100% in PBGs when granted.

Ken Hartwick – President and Chief Executive Officer – until March 31, 2014.

1.	Employment Agreement

Mr. Hartwick entered into a five year employment contract as president and CEO effective April 1, 2010 ending March 31, 2015 as amended on each of April 1, 2011, 2012 and 2013. Mr. Hartwick entered into a Resignation Agreement dated February 26, 2014 pursuant to which he voluntarily resigned effective April 1, 2014 as President, CEO and a director of Just Energy for the compensation and other benefits described below.

2.	Compensation Components

Pursuant to his employment agreement, as amended, approved by the compensation committee and the board, Mr. Hartwick was entitled at March 31, 2014 to:

(a)
Base Salary:  An annual base salary of $950,000 subject to an upward adjustment, if any, based on an annual review by the compensation committee. Mr. Hartwick’s annual base salary ended, along with contributions to his employee benefit plans, at March 31, 2014.

(b)
Annual Performance Bonus:  An annual performance bonus of up to 150% of base salary based on a review by the compensation committee of: (i) criteria and factors considered relevant by the compensation committee including those set forth in his employment agreement (i.e., leadership, energy supply, RCE/CCE growth, distributable cash (excluding commissions paid to agents), gross margins, renewals/attrition, balancing and credit issues); (ii) his success in carrying out his duties and responsibilities as set forth in his employment agreement: (iii) his success in carrying out the special functions listed in his position description as president and as CEO; and (iv) other factors, all as determined by the compensation committee including those described in (a) above and the formulaic targets to be used in determining his short term bonus for the year ended March 31, 2014 i.e., (x) 40% based on funds from operations; (y) 40% based on key performance targets (net RCE additions, waterheater equivalents, added Momentis IRs, and committed solar projects) and (z) 20% based on a list of other factors. See the table on page 32. Based on his voluntary resignation on February 26, 2014 and the compensation committee’s assessment of the above-noted criteria which the compensation committee was directed to take into account and considered relevant (see above) and the formulaic growth factors in Table One on page 32, the compensation committee awarded Mr. Hartwick with an annual short term discretionary performance bonus of $900,000 paid in cash equal to 63% of his maximum bonus opportunity.

(c)
Long Term Targeted Incentive Payment:  An annual targeted incentive payment based upon the achievement by Just Energy of year over year incremental growth over business plan (as approved by the audit committee) related to the two growth criteria described in the table on page 33 for the year ended March 31, 2014 payable as to 100% in fully paid PBGs vesting over a three year period, subject to continued employment on each applicable vesting date. Based on his voluntary resignation on February 26, 2014 Mr. Hartwick forfeited 100% of his long term incentive bonus entitlement.

(d)
RSGs/PBGs:  Mr. Hartwick received no fully paid PBGs for the year ending March 31, 2014. Of the 500,000 LTR PBGs awarded Mr. Hartwick by the compensation committee on March 31, 2010, as part of his resignation compensation, 50,000 thereof (which would, under his employment agreement have vested at March 31, 2014), vested on February 26, 2014. The remaining 350,000 LTR PBGs which would have vested on March 31, 2015 were cancelled and returned to the PBG pool. At February 26, 2014 Mr. Hartwick held 134,464 vested PBGs and 546,734 vested RSGs all of which are exchangeable 1:1 into common shares until April 1, 2016 and pending the exchange thereof, he will continue to receive monthly distributions equal to the monthly dividends payable on Just Energy common shares. On March 28, 2014, Just Energy elected that all vested 134,964 PBGs be exchangeable for Just Energy common shares on April 3, 2014.

(e)
Other Terms of the Resignation Agreement:  In addition to the above, the Resignation Agreement provides that Hartwick: (i) receive 5 weeks accrued vacation pay; (ii) be entitled to receive all securities and cash in his employee benefit plans; (iii) be entitled to a continuation of group benefits until April 1, 2015 and (iv) be entitled to the benefit of his directors indemnity and D&O insurance until April 1, 2016. Hartwick will continue to be subject to his two year non compete non solicit agreement.

Beth Summers – Chief Financial Officer

1.	Employment Agreement and Amendments

Ms. Summers’ employment agreement as CFO of Just Energy was entered into on February 16, 2009 for a period of five years and one and one half months expiring on March 31, 2014 and was amended on July 1, 2009 to reflect the Universal acquisition. Ms. Summers entered into a new five year employment contract as CFO effective April 1, 2010 ending March 31, 2015 as amended on each of April 1, 2011, 2012 and 2013 which latter amendment will continue to apply through March 31, 2015.

2.	Compensation Components

Pursuant to her employment agreement, (as amended), as approved by the compensation committee and the board, Ms. Summers was entitled at March 31, 2014 to:

(a)
Base Salary:  An annual base salary of $465,000 subject to an upward adjustment, if any, based on an annual review by the compensation committee. Ms. Summers’ annual base salary will remain at $465,000 for the year commencing April 1, 2014 in view of the factors described elsewhere in this circular.

(b)
Annual Performance Bonus:  An annual performance bonus of up to 100% of base salary, based on a review by the committee of: (i) criteria and factors considered relevant by the compensation committee including those set forth in her employment agreement and agreed upon between Ms. Summers and the former president and chief executive officer; (ii) her success in carrying out her duties and responsibilities as set forth in her employment agreement; (iii) her success in carrying out the special functions listed in her position description as CFO, (iv) other relevant criteria all as determined by the compensation committee including the formulaic targets used in determining her short term bonus for the year ended March 31, 2014 i.e., (x) 40% based on funds from operations; (y) 40% based on key performance targets (net RCE additions, waterheater equivalents, added Momentis IRs and committed solar projects) and (z) 20% based on a list of other factors. See the table on page 32. Based on the above factors the compensation committee awarded Ms. Summers an annual performance bonus at the completion of Just Energy’s year ended March 31, 2014 of $200,000 payable as to 100% in immediately vested PBGs when granted. Ms. Summers was also awarded and paid a special work related cash bonus of $100,000 in November 2013.

(c)
Long Term Targeted Incentive Payment:  An annual targeted payment based upon the achievement by Just Energy of year over year incremental growth over business plan (as approved by the audit committee) related to the two growth targets (funds from operations and embedded gross margin) described in the table on page 33 for the year ended March 31, 2014 payable as to 100% in fully paid PBGs vesting over a three year period, subject to continued employment on each applicable vesting date. Based on the achievement by Just Energy of annual incremental growth for the two criteria identified in the table on page 33 as determined from Just Energy’s audited consolidated financial statements for the year ended March 31, 2014 Ms. Summers was not awarded a long term incentive bonus for the year ended March 31, 2014.

(d)
RSGs:  Of the 100,000 LTR PBGs awarded Ms. Summers by the compensation committee on March 31, 2010, 10,000 thereof vested on March 31, 2014 having a value of $88,900 based on the March 31, 2014 TSX closing price per common share on that date of $8.89.

Deb Merril – EVP Commercial Division and President Hudson Energy to March 31, 2014 and commencing April 1, 2014 President and Co-Chief Executive Officer of Just Energy

1.	Employment Agreement and Amendments

Ms. Merril’s employment agreement as EVP – Commercial Division Just Energy was entered into on April 1, 2010 for a period of five years ending March 31, 2015 and has been amended several times so that her compensation package is as described below at March 31, 2014.

2.	Compensation Components

Pursuant to her employment agreement, (as amended), as approved by the compensation committee and the board, Ms. Merril was entitled at March 31, 2014 to:

(a)
Base Salary:  An annual base salary of U.S. $350,000 increased to U.S, $500,000 effective November 1, 2013 subject to an upward adjustment, if any, based on an annual review by the compensation committee. Ms. Merril’s annual base salary was increased to U.S. $600,000 for the year commencing April 1, 2014 in view of her increased responsibilities and the factors described elsewhere in this circular.

(b)
Annual Short Term Performance Bonus:  An annual performance bonus of up to 100% of base salary payable in cash, based on a review by the committee of: (i) criteria and factors considered relevant by the compensation committee including those set forth in her employment agreement and agreed upon between Ms. Merril and the former president and chief executive officer; (ii) her success in carrying out her duties and responsibilities as set forth in her employment agreement including growth criteria for the commercial division of Just Energy, the development of the Hudson sales/broker organization and the expansion thereof into other jurisdictions including into the United Kingdom; (iii) her success in carrying out the special functions listed in her position description, (iv) other relevant criteria all as determined by the compensation committee. Based on the above criteria and other factors disclosed elsewhere in this circular the compensation committee awarded Ms. Merril an annual performance bonus at the completion of Just Energy’s year ended March 31, 2014 of U.S. $391,400 (payable in immediately vested RSGs when granted), or 95% of her average base salary of U.S. $412,000 for the year ending March 31, 2014.

(c)
Long Term Incentive Payment:  An annual incentive payment based upon the achievement by Just Energy of year over year incremental growth over business plan (as approved by the audit committee) related to the growth targets for the commercial division including (a) commercial green product gross margin, (b) adjusted EBITDA, (c) commercial volumes and (d) such other factors as the compensation committee in its sole discretion deems appropriate for the year ended March 31, 2014 payable as to 100% in fully paid RSGs with a 10 year term vesting over a three year period, subject to continued employment on each applicable vesting date. Based on the achievement by Just Energy of annual incremental growth for the above criteria as determined from Just Energy’s audited consolidated financial statements for the year ended March 31, 2014 Ms. Merril was awarded a long term incentive bonus for the year ended March 31, 2014 of. U.S. $391,400 (payable in RSGs to vest equally over 3 years when granted subject to continued employment on each vesting date), or 95% of her average base salary of U.S. $412,000 for the year ending March 31, 2014.

(d)	RSGs: Ms. Merril was granted 200,000 fully paid LTR-RSGs for the year starting April 1, 2014. See pages 50 and 51.

Ms. Merril and Mr. Lewis (see below) each entered into a new five year employment agreement as Presidents and Co-CEOs of Just Energy effective April 1, 2014 which is described below under the heading “Amendments to Employment Agreement” on pages 48 to 51.

James Lewis – EVP – Consumer Division and COO – Just Energy to March 31, 2014 and commencing April 1, 2014 President and Co-Chief Executive Officer of Just Energy

1.	Employment Agreement and Amendments

Mr. Lewis’s employment agreement as EVP Consumer Division Just Energy was originally entered into on May 17, 2007 and was amended and restated on June 11, 2011 to expire March 31, 2016 so that his annual compensation package to March 31, 2014 is described below.

2.	Compensation Components

Pursuant to his employment agreement as approved by the compensation committee and the board, Mr. Lewis was entitled at March 31, 2014 to:

(a)
Base Salary:  An annual base salary of U.S. $400,000, increased to U.S. $500,000 effective November 1, 2013 subject to an upward adjustment, if any, based on an annual review by the compensation committee. Mr. Lewis’ annual base salary was increased to U.S. $600,000 for the year commencing April 1, 2014 in view of his increased responsibilities and the factors described elsewhere in this circular.

(b)
Annual Short Term Performance Bonus:  An annual performance bonus of up to 100% of base salary, based on a review by the committee of: (i) criteria and factors considered relevant by the compensation committee including those set forth in his employment agreement and agreed upon between Mr. Lewis and the former president and chief executive officer; (ii) his success in carrying out his duties and responsibilities as set forth in his employment agreement; (iii) his success in carrying out the special functions listed in his position description; (iv) other relevant criteria all as determined by the compensation committee including energy supply, RCE growth, corporate earnings, gross margins, renewals/attrition, balancing, credit issues and tactical execution of the market build out in Canada and the U.S. payable as to 100% in cash. Based on the above factors the compensation committee awarded Mr. Lewis an annual performance bonus at the completion of Just Energy’s year ended March 31, 2014 of U.S. $418,000 (payable in immediately vested RSGs when granted), or 95% of his average base salary of U.S. $440,000 for the year ending March 31, 2014.

(c)
Long Term Incentive Bonus:  An annual incentive bonus of up to U.S. $450,000 based upon the achievement by Just Energy of year over year incremental growth over business plan (as approved by the audit committee) related to the achievement by Just Energy of various levels of adjusted EBITDA as described in the table in his employment agreement for the year ended March 31,2014 payable as to 100% in fully paid RSGs with a 10 year term vesting over a three year period, subject to continued employment on each applicable vesting date. Based on the above factors Mr. Lewis received an annual targeted non-discretionary incentive payment of U.S. $418,000 for the year ended March 31, 2014 to be payable entirely in RSGs as described above when granted, vesting equally over three years subject to continuing employment on each vesting date.

(d)	RSGs: Mr. Lewis was granted 200,000 fully paid LTR-RSGs commencing April 1, 2014. See pages 50 and 51.

Mark Silver – President National Energy Corporation (cob as National Home Services) until August 31, 2013

1.	Royalty Agreement

Mark Silver (“Silver”) was the President of National Energy Corporation (“NEC”) – carrying on business as National Home Services – which was a wholly owned subsidiary of Universal Energy Group Ltd. (“Universal”) when Universal was acquired by Just Energy in July 2009. NEC is now a wholly owned subsidiary of Just Energy. At the time of the acquisition Silver, through Shalcor Management Inc. (“Shalcor”), his 100% owned consulting company, and NEC entered into a royalty agreement with Just Energy dated July 1, 2009 as amended and restated on April 1, 2011 (the “Agreement”) as a means of compensating Silver for his services to NEC on a pay for performance basis. Under the agreements for the year ending March 31, 2012, Silver received no base salary and did not participate in the short and long term bonus plans available to the executive chair, CEO and CFO of Just Energy.

In lieu thereof, for the year ended March 31, 2012 Shalcor was entitled to 15% of the revenue (subject to certain adjustments) from NEC customer waterheater and HVAC rental agreements entered into during the three-year term of the Agreement for years five through fifteen years of each contract subject to certain adjustments for general and administrative expenses and capital expenses (the “Royalty Fee”). The first four years of revenue from each contract was solely for NEC and reflected the recovery of the return of the cost of capital for the water heaters and HVAC units. As NEC received funds from Home Trust Company (“HTC”) under its non recourse financing arrangement, Silver received approximately 15% of  1/5th of the advance received from HTC in the form of RSGs which vested one year following the grant date. In addition, Shalcor was entitled to receive a cash payment equal to 10% of 2/7ths of a seven year purchase by HTC and 10% of 1/2 of a 10 year purchase by HTC. This reflected the portion of funding received in excess of that necessary to recover the cost of capital for waterheaters and HVAC units, since HTC was financing five, seven and ten years of revenues. These amounts will be deducted from the amount to be paid to him commencing in year five. Based on projected total financing from HTC of $140 million over the term of the Agreement, Shalcor received 302,191 RSGs over the term of the Agreements. For the years ended March 31, 2012 and 2013 Silver received under the above described Royalty Agreement: (a) $2,659,872 in cash and RSGs having a grant date value of $1,410,168 for a total compensation package of $4,070,040 for the YE March 31, 2012, and (b) $969,557 in cash and 32,006 RSGs having a grant date value of $400,451 for a total royalty payment of $1,370,008 for the YE March 31, 2013.

2.	Employment and Departure Agreements

Effective April 1, 2012 Silver, as President of NEC and Shalcor entered into an employment agreement with NEC (a wholly owned subsidiary of Just Energy) to replace the Original Agreement referenced above (except as described below), for a period of two years ending March 31, 2014. Under Silver’s new employment agreement, Silver had responsibilities to each of: (a) Just Energy (to assist in the development of Just Energy’s consumer products division) and (b) NEC, (to grow the waterheater and HVAC businesses in Ontario and especially to develop models for growth in jurisdictions beyond Ontario) in Canada and into the United States. On August 31, 2013 NEC, Silver and Just Energy entered into a Departure Agreement pursuant to which Silver, while he resigned as President of NEC and as an officer of Just Energy and its affiliates effective August 31, 2013, continued to receive certain benefits as described below.

3.	Compensation Components

Pursuant to his employment agreement as approved by the compensation committee and the board on November 7, 2012, Silver was entitled commencing April 1, 2013 to:

(a)           Base Salary:  A base salary of $400,000 which ended at August 31, 2013.

(b)
An Annual Discretionary Performance Bonus:  An annual discretionary performance bonus, if any, with respect to his duties in 2(a) above payable by Just Energy in an amount determined by the CEO of Just Energy and approved by the compensation committee payable as to 50% in cash and 50% in RSGs vesting over 3 years from the grant date as to 1/3 on March 31, 2014, 2015 and 2016 determined in the usual manner subject to continuing employment on each vesting date and compliance with the non compete and other work related covenants in his employment agreement. Silver was not awarded an annual performance bonus for the period ended August 31, 2013.

(c)	NEC Unit Based Performance Bonus:

A unit based performance bonus for each of the years ended March 31, 2013 and 2014 based on annual installed waterheaters and HVAC units: (X) in Ontario, and (Y) outside Ontario, based on the achievement of installation targets per the NEC budget as approved by the Just Energy audit committee which, at below 75% of budget is $0 per unit increasing to:

(A)	$20 per unit (Ontario) and $30 per unit (outside Ontario) at 75%-85% of budget;

(B)	$30 per unit (Ontario) and $35 per unit (outside Ontario) at 85%-95% of budget; and

(C)	$35 per unit (Ontario) and $40 per unit (outside Ontario) at 95% of budget and above.

payable 70% cash, 30% RSGS vesting and subject to the conditions as in 3(b) above. To the extent that the NEC unit based compensation in this section 3(c) exceeds $4 million annually, the excess is payable as above at the end of the following year providing any excess amount at March 31, 2014 must be paid by June 30, 2014 subject to the conditions as in 3(b) above.

Based upon Silver’s departure at August 31, 2013, in lieu of his entitlements in 3 (c) (A), (B) and (C) above, Silver was awarded a unit performance bonus of $873,623 for the period April 1, 2013 to August 31, 2013 payable entirely in cash and all unvested 55,048 PBGs/RSGs were automatically vested. In addition, after November 13, 2013 he was paid a unit based performance cash bonus of $339,152 for installations of HVAC, waterheater and ecobee units between September 1, 2013 and November 30, 2013.

4.	Royalty Buy-Out Bonus

To a royalty buy out bonus as consideration for the advancement of the expiry date of the royalties payable under the Agreement (referenced in 1 above, from June 30, 2012 to March 31, 2012 in an amount of $4.5 million payable in cash as to $1.5 million on each of October 1, 2012, April 1, 2013 and April 1, 2014 subject to compliance on each such date with the non competition/non solicit and other work related covenants on each payment date. Mr. Silver received $1.5 million on each of October 1, 2012, April 1, 2013 and on April 1, 2014.

5.	Continuing Royalties

To the payment of continuing royalties to Silver for waterheater and HVAC units installed up to March 31, 2012 under the Original Agreement, as to 100% in cash.

6.	Departure Agreement

In addition to the payments referenced in 3 and 4 above, Silver is entitled to: (a) continue to receive, until exchanged for Just Energy common shares distributions for each vested RSG/PBG equal to the monthly dividend payable on Just Energy’s common shares and (b) continue to receive the usual employee benefits until August 31, 2014 and will continue to be subject to the 3 year non compete non solicit covenants contained in his employment agreement.

Darren Pritchett – Executive Vice President – Consumer Sales

1.	Employment Agreement and Amendments

Mr. Pritchett’s entered into an employment agreement as Executive Vice President – Consumer Sales of Just Energy on October 1, 2011 which was amended April 1, 2012 for a three year term ending March 31, 2015 and which was amended and restated for the five year period commencing April 1, 2013.

2.	Compensation Components

Pursuant to his employment agreement, as amended and restated and as approved by the compensation committee and the board, Mr. Pritchett was entitled at March 31, 2014 to:

(a)
Base Salary:  A base salary of $500,000 subject to an upward adjustment, if any, on an annual review by the compensation committee. Mr. Pritchett’s base salary will remain at $500,000 for the year ending March 31, 2015 in the context of the total potential compensation receivable by Mr. Pritchett for the financial year ended March 31, 2015 under (b), (c) and (d) below.

(b)	Annual Cash Bonus: An annual cash bonus as follows:

(i)	$1.50 per thermostat unit sold provided it remains installed for one year;

(ii)	$1.50 per thermostat unit sold in (i) above and which remains installed at the end of each of year 2 and 3;

(iii)	$5.00 per RCE unit equivalent for each waterheater and HVAC product installed based on telemarketing sales to the thermostat customers in (i) above;

(iv)
$1.00 per RCE annual residual payment on a cumulative basis for each completed year of an energy contract to March 31, 2021 for executed and flowing energy contracts providing Pritchett is continuously employed on each payment date (other than years ending March 31, 2019, 2020 and 2021).

payable in (i) – (iv) above in respect of sales made by independent contractors affiliated with sales offices for which Mr. Pritchett has sales responsibility; and

(v)	a demand/response bonus to start October 1, 2014 on terms to be agreed upon.

The annual cash bonus paid to Pritchett for the year ended March 31, 2014 was $241,685.

(c)
RCE Bonus:  An annual targeted non-discretionary RCE bonus equal to the sum of (a) $5.00 multiplied by the annual growth in the number of confirmed new RCEs for the year ended March 31, 2014 and (b) $2.00 multiplied by the number of confirmed renewed RCE’s for the year ended March 31, 2014. As a result, a bonus of $2,458,967 is payable as follows:

15% thereof (the “DP PBG Amount”) in PBGs (the “DP PBGs”) which to be granted to Employee on a date to be determined (a “Grant Date”) and (ii) 85% thereof or $2,090,122 in cash on the basis 18.75% of the Budgeted PBG Bonus Amount was paid to Employee on the last business day of each of the first three quarters of the year ending March 31, 2014 (each an “Advanced PBG Bonus Amount”) and (y) within 10 days following the determination of the RCE Bonus Amount for the above referenced period ending March 31, 2014.

(d)
RCE – PBG Performance Bonus:  An annual performance bonus for the year ended March 31, 2014, payable in PBGs based on annual RCE growth. Based on the Schedule below, the compensation committee has an obligation to grant Mr. Pritchett an annual performance bonus of 42,500 fully paid PBGs on a date to be determined.

COLUMN A	COLUMN B
# of RCE’s: FYE March 31, 2014, 2015, 2016, 2017, and 2018	# of PBGs to be granted(1)
385,000	10,000
405,000	22,500
425,000	35,000
445,000	42,500
465,000	50,000
485,000	62,500
510,000	75,000
530,000	87,500
550,000	100,000

Note:

(1)
All PBGs shall vest as to 1/3 thereof on the first three anniversaries of a grant date if Employee continues on such date to be an officer of Employer pursuant to the terms of the Agreement at which time Just Energy shall have the right to elect whether vested PBGs shall be exchangeable for Just Energy shares, cash or a combination thereof. RCE-PBGs shall not be granted with respect to PBGs between each of the above levels.

(e)
Cash Bonus Cap and Total Compensation Limit:  The total cash and total compensation (cash and PBGs) payable to Pritchett are capped respectively at $3 million and $4 million per year with clawback and offset provisions should the amounts paid to Pritchett exceed the above limits. The cash limit excludes payments made pursuant to the demand response bonus in section 2(b) (v) above.

User Friendly Shareholder Financial Criteria

In determining short and long term incentive bonuses for several of Just Energy’s NEOs for the year ending March 31, 2014, Just Energy uses financial measures such as adjusted EBITDA, base EBITDA per share and embedded gross margins (and for the year ending March 31, 2014 will also use Funds from Operations) each of which for Just Energy’s business and financial model best reflect and indicate the creation of shareholder value, annual financial performance and the ability of Just Energy to sustain its dividend level. Other commonly used financial measures such as earnings per share and net income are not meaningful or helpful to measure Just Energy’s performance as it is required, under IFRS accounting, to mark its commodity book to market which can result in large year to year fluctuations in income, EBITDA and earnings per share. The non GAAP financial measures are defined below.

Base EBITDA:  EBITDA is adjusted to exclude the mark to market gains (losses) arising from IFRS requirements for derivative financial instruments on future supply positions. This measure reflects operating profitability as mark to market gains (losses) are associated with supply already sold at future fixed prices.

Adjusted EBITDA per share:  Base EBITDA is adjusted to deduct selling and marketing costs sufficient to maintain the existing level of gross margin and deducting maintenance capital expenditures necessary to sustain existing operations using the average number of shares outstanding during the applicable year as calculated in Just Energy’s MD&A. This adjustment results in the exclusion of the marketing of Just Energy carried out and the capital expenditures that it had made to expand to its future productive capacity.

Embedded Gross Margin:  is a rolling five-year measure of management’s estimate of future contracted energy gross margin as well as the margin associated with the remaining life of National Home Services’ customer contracts. The energy marketing embedded margin is the difference between existing customer contract prices and the cost of supply for the remainder of term, with appropriate assumptions for customer attrition and renewals as calculated in Just Energy’s MD&A.

Funds from Operations:  refers to the net cash available for distribution through dividends to shareholders. Funds from Operations is calculated by Just Energy as gross margin adjusted for cash items including administrative expenses, selling and marketing expenses, bad debt expenses, finance costs, corporate taxes, capital taxes and other items. The gross margin used includes a seasonal adjustment for the gas markets in Ontario, Quebec, Manitoba and Michigan in order to include cash received.

Total Shareholder Return:  for any given financial percentage increase (decrease) from April 1 in any given year if Just Energy is equal to the percentage increase (decrease) from April 1 in any given year in the market value of Just Energy’s shares based on the simple average of the closing market price for Just Energy shares on the TSX for the last 10 trading days in March of each year plus the total dividends paid on such shares for the year then ended.

Amendments to Employment Agreements and Amended Short and Long Term Incentive Targets for the year ended March 31, 2015.

James Lewis and Deb Merril were appointed as Presidents and Co-CEOs effective April 1, 2014. Upon their promotion to Co-CEOs, the salary for each of Mr. Lewis and Ms. Merrill was increased to U.S. $600,000, with a target short term performance bonus award equal to 100% of base salary (i. e., up to U.S. $ 600,000 or more if targets exceeded) and with a target long term incentive bonus of 150% of base salary (up to U.S. $ 900,000 or more if targets exceeded). In setting the new compensation for the two newly appointed Presidents and Co-CEOs, the board took into consideration the market rate for the CEO position and the incumbents’ experience and contribution. The committee is satisfied that the compensation for the Presidents and Co-CEOs is within a competitive range and appropriate given Just Energy’s relative size and performance.

Based on the recommendations of the compensation committee and to reflect changes to the principal growth factors for the year ending March 31, 2014, on May 28, 2014, the board of Just Energy approved: (a) minor amendments to the formulaic criteria for the “short term incentive bonus” for each of the executive chair and Presidents and Co-CEOs from those described in the chart on page 32 to those set forth in Table A below; and (b) amendments to the growth criteria and targets for the long term incentive bonus for each of the executive chair and Presidents and Co-CEOs based upon incremental growth over business plan targets as approved by the audit committee, in each case, for the year ended March 31, 2015 described in the chart on page 49 to those set forth in Table B below. In addition each of the Presidents and Co-CEOs were granted 200,000 LTR RSG subject to the terms in Table C below on page 50.

The employment agreement for the executive chair was amended effective April 1, 2014 pursuant to which she will continue as executive chair at least until March 31, 2015 at a base salary of $650,000 with a short and long term bonus opportunity similar to those made available to the two Presidents and Co-CEOs.

No changes have been made to the employment agreements and compensation arrangements for the CFO and the EVP Consumer Sales for the year ending March 31, 2015.

TABLE A

Short Term Performance Bonus(1) Entitlement(5)

	Eligible Bonus as a % of Base Salary(4)
Base EBITDA Performance Target Levels(2)(6)%		STPB(3)(5)
at 80%	20%	$120,000
at 85%	30%	$180,000
at 90%	40%	$240,000
at 95%	70%	$420,000
at 100%	100%	$600,000
at 102.5%	102.5%	$615,000
at 105%	105%	$630,000
above 110%	115%	$690,000

Notes:

(1)	STPB – means the short term performance bonus, if any, payable pursuant to the employment agreements for each of the executive chair and each of the Co-CEOs.

(2)
Base EBITDA – performance target levels are for each Y/E March 31 as derived from the annual budget established by management of Just Energy as approved by the Audit Committee and Board in accordance with GAAP for Just Energy’s business. Prior to the end of each fiscal year of Just Energy, management will advise Just Energy of the Base EBITDA performance target levels as derived from the annual budget in accordance with GAAP approved by the Audit Committee and Board for each year commencing April 1. At the end of each quarter management shall advise the Audit Committee of the Base EBITDA at such quarter end.

(3)
STPB levels and related payments are not cumulative and are payable as to 100% in cash provided Employee may elect to receive all or a portion thereof in immediately vested RSGs/PBGs as calculated pursuant to an employment agreement.

(4)	Base Salary may change from year to year. Base salary for the YE March 31, 2015 is U.S. $600,000 for each of the two Presidents and Co- CEOs and $650,000 for the executive chair.

(5)	The STPB is not guaranteed in its entirety based on the achievement of the above Base EBITDA targets. The Committee may take into account other factors including Total Shareholder Return.

(6)	Base EBITDA for the YE 3/31/15 is projected at $220 million – approved by the Audit Committee and the Board on May 15, 2014.

TABLE B
Long Term Incentive Bonus Amount

The LTIB opportunity for the executive chair and each of the two Presidents and Co-CEOs is 150% of BSA or for the executive chair at $975,000 and at $U.S. $900,000 for each of the two Presidents and Co-CEO’s when Just Energy achieves 100% of budgeted FFO and EGM.

		Annual Growth % Performance Over Targets(1)
Long Term Targeted Incentive Bonus Criteria(2)(7)	Annual Growth Performance Targets(1) YE – 2015	90%	95%	100%	103%	106%	109%	112% and above	Weighting %(1)(3)
Funds from Operations(4)	132M	$118.80M	$125.40M	$132M	$135.96M	$139.92M	$143.88M	$147.84M	60%
Embedded Gross Margin(5)	2.6B	$2.34B	$2.47B	$2.60B	$2.68B	$2.76B	$2.83B	$2.91B	40%

(1)
Annual Growth Performance Targets.  The annual growth performance targets for each of the above two growth criteria were derived from the budget approved by the Audit Committee as amended by the Board on May 15, 2014 for the YE March 31, 2015. Each criteria is allocated the weight as indicated in determining the long term targeted incentive bonus payment.

The maximum potential total long term incentive bonus payment entitlement for any one year will escalate based on the % achievement of the annual growth performance over target as indicated above for any one year for: (a) James Lewis (YE March 31, 2015) and Deb Merril (YE March 31, 2015) at U.S. $900,000 based on achievement of the annual growth performance target at 100% escalating to U.S. $927,000 at 103% and to U.S. $954,000 for 106% and to U.S. $981,000 for 109 and to U.S. $1,008,000 at 112% and beyond and if below 100%, at U.S. $350,000 and U.S. $500,000 at 90% and 95% respectively and (b) for the Executive Chair at $975,000 at target.

(2)
Criteria.  Each of the two criteria are, and will continue in the future, to be readily identifiable in the Just Energy’s year end financial results and in Just Energy’s business plan for the above financial year as approved annually by the Audit Committee and the board of directors. Management shall at the end of each quarter advise the Audit Committee at the end of each quarter of the FFO and EGM at the end of such quarter.

(3)
Calculation of Incentive Bonus.  Each of the above two criteria is allocated the weight indicated in determining the total long term incentive bonus payment. To incentivize executive management, the maximum potential bonus entitlement escalates as actual results exceed business plan. For James Lewis and Deb Merril, to the extent actual results achieve the % achievement of business plan as indicated, maximum bonus potential for all two criteria will be as set forth in note (1) above; – payable as to 100% in RSGs at the end of each year, having a 10 year term and vesting over three years as per each their employment agreements. All RSGs vest equally over three years, subject to continued employment on each applicable vesting date.

(4)
Funds from Operations:  refers to the net cash available for distribution through dividends to shareholders. Funds from Operations is calculated by Just Energy as gross margin adjusted for cash items including administrative expenses, selling and marketing expenses, bad debt expenses, finance costs, corporate taxes, capital taxes and other items. The gross margin used includes a seasonal adjustment for the gas markets in Ontario, Quebec, Manitoba and Michigan in order to include cash received.

(5)
Embedded Gross Margin  means a rolling five-year measure of management’s estimate of future contracted energy gross margin as well as the margin associated with the average remaining life of National Home Services’ customer contracts. The energy marketing embedded margin is the difference between existing customer contract prices and the cost of supply for the remainder of term, with appropriate assumptions for customer attrition and renewals as calculated in Just Energy’s MD&A. It is assumed that expiring contracts will be renewed at target margin and renewal rates.

(6)
Amendments.  The Compensation Committee shall have the right based on discussions with executive management to amend the above business plan performance targets for years after the year ending March 31, 2015 and to settle the business plan performance targets numbers beyond 2015 by amending and adding to this Schedule.

(7)
Disputes.  Should any dispute arise as to the amounts payable pursuant to the Schedule or should the Compensation Committee request or require confirmation of the actual results for any year, such dispute or confirmation shall be conclusively determined and/or provided by Just Energy’s auditors.

(8)
Acquisitions.  Includes growth in each of the criteria relating to any acquisition made, directly or indirectly, by Just Energy or an Affiliate thereof of energy contracts or other assets related to any one or more of the criteria and accordingly will include growth post acquisition relating to new sales as well as the renewal of such acquired energy contracts or other assets acquired pursuant to such acquisition. Embedded Gross Margin and Funds from Operations will, post an acquisition, be counted as regards the acquisition for the fiscal year of Just Energy following the acquisition.

(9)
Sample Calculations:  If FFO was 106%, each of the FFO bonus for the two Presidents and Co-CEO’s would be U.S. $572,400; and (b) if EGM were 111%, each of the EGM bonuses would be U.S. $392,400 for a total 2015 LTIB of U.S. $964,800.

(10)
The achievement of the above metrics  will be assessed by the Compensation Committee in the context of the TSR, earnings per share and common share price performance of Just Energy relative to its peer group index in order to achieve what the Committee believes is a just and equitable LTIB. Total shareholder return on both an absolute and relative basis should be examined.

(11)	Embedded Gross Margin and Funds from Operations will be calculated as per Just Energy’s management discussion and analysis.

TABLE C

TERMS AND CONDITIONS OF LTR RSGs GRANTS TO EACH OF THE TWO PRESIDENTS AND CO-CEOs

The 200,000 fully paid LTR RSGs granted to each of the two Presidents and CEOs pursuant to section 4(h) of their employment agreements with Just Energy dated April 1, 2014 (the “Employment Agreement”) shall be subject to the terms and conditions in this TABLE C.

Number of LTR – RSGs that may be earned at March 31 for each of the years 2015 to 2019, all of which earned LTR-RSGs will vest on March 31, 2019 providing Employee continues to be employed on such date and then may be exchangeable for Shares 1:1.

	# of LTR RSGs that may be earned at March 31(2)
Relative TSR(1) for JE as benchmarked against JE’s peer company index(1)(6)	2015	2016	2017	2018	2019
90th percentile	40,000	40,000	40,000	40,000	40,000
75th percentile	30,000	30,000	30,000	30,000	30,000
65th percentile	20,000	20,000	20,000	20,000	20,000
55th percentile	10,000	10,000	10,000	10,000	10,000
Below 55th percentile	NIL	NIL	NIL	NIL	NIL
Total Earned LTR RSG

(1)
JE’s TSR for any given year will equal the percentage increase (decrease) from April 1 in any given year in the market value of JE’s Shares based on the simple average of the closing market price for JE Shares on the TSX for the last 10 trading days in March of each year (the “Year End Price”) plus the total dividends paid to shareholders for the year then ended.

Example:

Year End Price per Share @ 3/28/13 = $6.67
Dividends per Share for YE 3/31/14 = $0.84
Year End Price per Share @ 3/31/14 = $8.89

JE’s TSR for YE March 31/14 = $2.22 or 33.3% of the Year End Price @ 3/28/13

(2)
# of LTR RSGs earned by Employee is determined by the percentile per the above chart. All LTR RSGs earned will only vest and be exchangeable for Shares on March 31, 2019 if Employee is continuously employed from April 1, 2014 to March 31, 2019. To the extent LTR RSGs are not earned in any one year they will be cancelled and returned to the RSG pool.

Example: If JE’s TSR fell above the 75th percentile of its peer group at March 31, 2015 but below the 90th percentile, Employee would earn 30,000 LTR RSGs which would vest on March 31, 2019 if Employee is continuously employed at that date from April 1, 2014. 10,000 of the LTR RSGs would be cancelled and returned to the RSG pool.

(3)	All LTR RSGs to the extent earned shall immediately and automatically vest without any further action in the event of constructive dismissal pursuant to section 6(b) of the within Agreement.

(4)	All LTR RSGs shall have a term of 10 years from the grant date.

(5)
Notwithstanding the vesting of 100% of earned LTR RSGs on March 31, 2019 and the requirement of Employee to exchange such LTR RSGs for Shares on March 31, 2019, Employee shall, whether or not an employee of JEGI or any Affiliate thereof, post March 31, 2019, not sell, transfer or otherwise dispose of all or any part of such Shares issuable on the exchange thereof, until March 31, 2022 subject to the potential for accelerated vesting referenced in (3) above.

(6)	JE’s TSR is to be benchmarked annually against the peer group of companies index comprised of the companies listed below which is the same group of companies used to benchmark executive compensation.

Exelon Energy	NRG Energy Inc.
EnerCare Inc.	Parkland Fuel Corporation
National Fuel Gas Co.	PPL Corporation
New Jersey Resources Corp.	Superior Plus Corp.
WGL Holdings Inc.

It is acknowledged that the peer group of companies may change from year to year as determined by the Compensation Committee at the commencement of each year.

Employee shall be entitled to receive monthly distributions in the form of cash on all earned LTR RSGs at the end of JE’s financial year when such LTR RSGs were earned to the exchange date equal to the monthly dividend paid on Shares of JE.

TERMINATION, CHANGE OF CONTROL AND OTHER BENEFITS

1.	Termination Events or Circumstances

While the payment and other benefits resulting from a termination vary based on the terms of each NEO’s employment agreement, the obligations and rights, whether exercisable by an NEO or by Just Energy, are generally the same, except as disclosed under the heading “Termination Benefits” in section 2 below and except for Mark Silver and Ken Hartwick who resigned on August 31, 2013 and April 1, 2014, respectively.

Except as disclosed below, the termination provisions in five of the presently active NEO’s employment agreements (for Rebecca MacDonald (executive chair), Beth Summers (chief financial officer), Darren Pritchett (executive vice president – consumer sales), James Lewis (president and Co-CEO), and Deb Merril (president and Co-CEO)) provide that the employment relationship will end in the following events or circumstances:

(a)	Voluntary Resignation. Exercisable by the NEO on 60 days prior written notice to Just Energy;

(b)
Constructive Dismissal or Dismissal without Cause.  Exercisable by the NEO on notice to Just Energy within 60 days of the happening of a constructive dismissal event or circumstance (15 days for Pritchett), which includes: (i) constructive dismissal; (ii) the breach by Just Energy of its obligations under the employment agreement in any material respect; or (iii) the bankruptcy or insolvency of Just Energy;

(c)	Cause. Exercisable forthwith upon notice to the NEO by Just Energy in the event of cause as interpreted by applicable law;

(d)
Disability.  Exercisable by the board of directors of Just Energy on notice to the NEO in the event of the inability of the NEO to perform the essential functions of employee’s duties with reasonable accommodation;

(e)
On Completion of Term.  Exercisable by the NEOs (other than Pritchett), if 30 days prior to the expiry of the term of the employment agreement, Just Energy has not made an offer of employment in the form of an extension employment agreement containing terms and conditions no less favourable to NEO from a commercial standpoint as the terms and conditions of the NEO’s then current employment agreement;

(f)
Change of Control.  Exercisable by the NEO on written notice to Just Energy within 60 days after the expiry of a period of 120 days after the occurrence of the change of control event which is deemed to have occurred under each employment agreement if: (a) any individual, partnership, firm, corporation, association, trust, unincorporated organization or other entity, or any syndicate or group acting or presumed to be acting jointly or in concert, offers to acquire or acquires, directly or indirectly, common shares representing 50% or more of the outstanding common shares; (b) assets of Just Energy representing 50% or more of the net book value of Just Energy, determined as of the date of the audited financial statements of Just Energy then most recently published, are sold, liquidated or distributed; or (c) shareholders approve, or Just Energy consummates, any reorganization, amalgamation, arrangement, merger, business combination, consolidation, issuance of securities, sale of assets, liquidation, dissolution or winding-up, or any combination thereof (a “transaction”), and, as a result thereof, persons who are shareholders immediately prior to such transaction would not, immediately thereafter, directly or indirectly, own securities representing de facto control of the reorganized, amalgamated, continuing, merged, surviving or consolidated entity.

2.	Termination Payments and Benefits

The material termination benefits, entitlements and obligations of each NEO and/or Just Energy with respect to the termination events or circumstances described in section 1 above are as set forth below:

(a)	Voluntary Resignation: Each NEO is entitled:

(i)	to be paid by Just Energy NEO’s pro-rated salary, accrued and unpaid vacation pay and approved and unpaid expenses to NEO’s departure date; and

(ii)
to exercise or exchange, within 90 days of the NEO’s departure date, NEO’s vested RSGs/PBGs, if any, pursuant to the NEO’s RSG agreements and the RSG/PBG Plan, as applicable, unless otherwise provided.

(b)	Constructive Dismissal or Dismissal without Cause: Each NEO is entitled:

(i)	to be paid by Just Energy an amount equal to the amounts described in 2(a)(i) above and to the rights in 2(a)(ii) above;

(ii)	to be paid by Just Energy an amount equal to one year’s base salary, except for Pritchett who is entitled to be paid by Just Energy an amount equal to two and one half times his base salary;

(iii)
at Just Energy’s financial year end following the constructive dismissal event, to be paid by Just Energy an amount in cash equal to NEO’s annual targeted bonus based on specific growth criteria in the NEO’s employment agreement, which amount is pro rated to the end of the financial quarter of Just Energy immediately preceding the constructive dismissal event for the fiscal year of Just Energy during which the constructive dismissal event occurred;

(iv)	to the accelerated and immediate vesting of all unvested RSGs/PBGs (other than LTR-RSGs) and the right within 90 days of the departure date to exercise and/or exchange all vested RSGs; and

(v)	the term of the NEO’s non-competition obligation is reduced from three years to one year from the departure date (two years for Darren Pritchett).

(c)	Cause. Each NEO:

(i)	is entitled to be paid by Just Energy the amounts in 2(a)(i) and to the rights in 2(a)(ii) above; and

(ii)	is not entitled to exchange or exercise any unvested RSGs/PBGs.

(d)	Disability. Each NEO is entitled:

(i)	to be paid by Just Energy the amounts in 2(a)(i) above and to the rights in 2(a)(ii) above;

(ii)
to continue as an employee after the departure date for the purpose solely of qualifying for long term disability, insurance or other similar benefits and a continuation of such benefits for one year from the departure date; and

(iii)
to the continued vesting of all unvested RSGs notwithstanding NEO will not be an employee on each applicable vesting date and to exchange all RSGs for common shares on a 1:1 basis prior to the expiry of the term thereof unless otherwise provided.

(e)
Completion of Term.  In the event a comparable offer of employment: (i) is made to an NEO and the NEO does not accept it at least 30 days prior to the expiry of the term of the then current employment agreement, then the NEO’s employment will terminate and NEO will be entitled to be paid by Just Energy the amounts in 2(a)(i) above and to the rights in 2(a)(ii) above; or (ii) is not made to NEO, in which event, (x) NEO will be entitled to be paid by Just Energy the amounts in 2(a)(i) and to the rights in 2(a)(ii) above and all unvested RSGs/PBGs will continue to vest on the applicable vesting dates and be exercisable and exchangeable into common shares prior to their termination date notwithstanding NEO is no longer an employee of Just Energy, and (y) each NEO shall be entitled to be paid by Just Energy, in cash: (A) a minimum of 50% of such NEO’s discretionary performance bonus opportunity and (B) one years base salary and (z) the non-compete covenant is reduced to one year. Pritchett’s employment terminates on March 31, 2019 at which time he receives no payment but all of his RSGs/PBGs to the extent not vested, shall continue to vest in accordance with their terms regardless that he will not on an applicable vesting date continue to be an employee of Just Energy or an affiliate.

(f)	Change of Control-Double Trigger. Each NEO is entitled:

(i)
in the event of a constructive dismissal within 120 days of the Change of Control event, to the automatic vesting of all unvested RSGs/PBGs (other than, to the extent unvested, the long term retention RSGs/PBGs granted to each of James Lewis, Deb Merril and Beth Summers) and except as regards Darren Pritchett whose RSGs/PBGs will continue to vest as in 2(d)(iii) above; and

(ii)
providing NEO continues employment for 120 days after the change of control event, to terminate the employment agreement and, if such option is exercised, to the rights in 2(a)(i) above and, at Just Energy’s financial year end following the change of control event, to be paid by Just Energy an amount in cash equal to NEO’s annual targeted non-discretionary bonus based on the specific growth criteria in NEO’s employment agreement, which amount is pro rated to the end of the financial quarter of Just Energy immediately preceding the change of control event for the fiscal year of Just Energy during which the change of control event occurred above.

3.	Employment Agreements – Other Terms, Conditions and Obligations

The employment agreements for each of the NEOs contain other terms, conditions and obligations which relate to the financial compensation and the benefits/obligations arising on a termination of the employment relationship as follows:

(a)
Common Share Ownership.  To align the interests of each NEO with those of shareholders, each NEO (other than the executive chair who has significant shareholdings in Just Energy) is required to own securities of Just Energy (RSGs/PBGs and common shares), by specified dates having a market value equal to a multiple of the NEO’s base salary.

(b)
Non-Competition Covenant.  During the course of the employment and for a period of three years after the termination of the employment relationship, each NEO is prohibited from competing directly or indirectly with Just Energy except that the three year non-compete period is abridged from three to one or two years in certain circumstances including constructive dismissal and termination at the end of the term.

(c)
Non-Solicitation Covenant.  During the course of the employment and for a period of three years after the termination of the employment relationship (howsoever caused), NEO may not solicit, contact or approach any supplier, customer or employee of Just Energy for the purpose of soliciting business which is competitive to Just Energy’s business.

4.	Termination Benefits

Pursuant to the employment agreements between Just Energy and each active NEO, Just Energy is required to make certain payments upon the termination of their employment (whether related to voluntary resignation, constructive dismissal or dismissal without cause, cause, disability, change of control and, except for the EVP Consumers Sales, on completion of term). An estimate of the amount of the payments required to be made by Just Energy on constructive dismissal or dismissal without cause or on a change of control assuming the triggering event giving rise to such payments occurred on April 30, 2014 is set out in the table below. The payments required to be made by Just Energy to the NEOs on resignation, termination for cause, disability and on completion of term (assuming a comparable offer of employment is extended to the NEO), are not considered by Just Energy to be material and are described above under “Termination Payments and Benefits”.

Name of NEOs at April 30, 2014	Dismissal without Cause/ Constructive Dismissal(1)	Change of Control(2)
Rebecca MacDonald	$ 650,000	NIL
James Lewis	U.S.$ 600,000	NIL
Deb Merril	U.S.$ 600,000	NIL
Beth Summers	$ 465,000	NIL
Darren Pritchett	$1,250,000	NIL

Notes:

(1)
Amounts exclude the benefits based on the accelerated vesting of all unvested RSGs/PBGs (including all unvested long term retention RSGs/PBGs in the case of constructive dismissal) but would not involve the payment of any additional monies by Just Energy. See section 2(d)(iii) regarding the vesting of Pritchett’s RSGs/PBGs.

(2)	Amounts payable on a change of control assume there has been no constructive dismissal or dismissal without cause within 120 days of the change of control event.

Summary Compensation Table – NEOs

The following table sets forth all compensation received by an NEO from Just Energy and/or its affiliates for the periods indicated. All monies payable to James Lewis and Deb Merril are in $ U.S.

Annual incentive plan awards
				Discretionary performance Bonuses		Performance based targeted bonuses
Name and principal position	Year ended March 31	Base Salary $	Share- based awards(4) $	Cash $	Equity based awards ($)(5)	Cash $	Equity based awards ($)(5)	Pension value(6) $	All other compensation (7)(8)(9)(10) $	Total Compensation $
Rebecca MacDonald, Executive Chair(1)(2)	2014 2013 2012	650,000 650,000 650,000	NIL NIL NIL	NIL NIL 650,000	617,500 NIL NIL	NIL NIL NIL	617,500 NIL 1,700,000	NIL NIL NIL	NIL NIL NIL	1,885,000 650,000 3,000,000
Beth Summers, CFO(1)(2)	2014 2013 2012	465,000 465,000 450,000	88,900(4)(11) NIL NIL	100,000 NIL 400,000	200,000 NIL NIL	NIL NIL NIL	NIL NIL 680,000	NIL NIL NIL	18,600 18,600 18,000(10)	872,500 483,600 1,548,000
James Lewis, President and Co-CEO(1)(2)	2014 2013 2012	440,000 400,000 400,000	NIL NIL NIL	NIL 325,000 315,000	418,000 NIL NIL	NIL NIL NIL	418,000(13) 275,000 262,500	NIL NIL NIL	18,400 16,400(12) 16,400	1,294,400 1,016,400 993,900
Deborah Merril, President and Co-CEO(1)(2)(3)	2014 2013 2012	412,000 350,000 350,000	NIL NIL NIL	NIL 175,000 250,000	391,400 NIL NIL	NIL NIL NIL	391,400 250,000 250,000	NIL NIL NIL	12,000 10,000 10,000	1,206,800 785,000 860,000
Darren Pritchett, EVP – Consumer Sales(1)(2)	2014 2013 2012	500,000 400,000 400,000	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	2,331,806 1,297,823 786,022	744,970 766,108 488,179	NIL NIL NIL	19,900 NIL NIL	3,596,677 2,463,931 1,674,201
Ken Hartwick, former President and CEO(1)(2)	2014 2013 2012	950,000 950,000 850,000	444,500(4)(11) NIL NIL	900,000 NIL 1,190,000	NIL NIL NIL	NIL NIL NIL	NIL NIL 1,700,000	NIL NIL NIL	31,000 38,000 34,000	2,325,500 988,000 3,774,000
Mark Silver, former President, National Energy Corporation(1)(2)	2014 2013 2012	176,900 400,000 NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	1,212,775 1,842,994 2,659,872	NIL 774,781 1,410,168	NIL NIL NIL	1,500,000 1,500,000 NIL	2,889,675 4,517,775 4,070,040

Notes:

(1)
The amount of base salary for each Named Executive Officer disclosed in the above table reflects the amount actually received by each Named Executive Officer for the year ended March 31, 2014. The annual base salary for each Named Executive Officer in the above table for the year ended March 31, 2014 is as follows: Rebecca MacDonald ($650,000); Ken Hartwick ($950,000); Beth Summers ($465,000); James Lewis ($440,000 average); Deb Merril ($412,000 – average); Mark Silver ($400,000) and Darren Pritchett ($500,000).

(2)
Rebecca MacDonald became an officer of Just Energy on April 30, 2001. Prior thereto she held the same or similar positions with Just Energy or its predecessor. Effective April 1, 2006 she became Executive Chair of Just Energy and on March 1, 2008 she assumed the additional position as Co-Chief Executive Officer which she relinquished on June 25, 2008 to remain as Executive Chair. Effective April 1, 2014 she will continue as Executive Chair. Ken Hartwick, became Chief Financial Officer on April 5, 2004, was appointed President of Just Energy on March 9, 2006 and assumed the additional position as Co-Chief Executive Officer on March 1, 2008. He also served as Chief Financial Officer from July 5, 2007 to December 31, 2007 and Interim Chief Financial Officer from February 5, 2009 to February 16, 2009. Mr. Hartwick became Chief Executive Officer and President on June 25, 2008 and resigned February 26, 2014 effective April 1, 2014. Beth Summers, joined Just Energy as Chief Financial Officer on February 16, 2009. Prior to April 1, 2014 James Lewis was the Chief Operating Officer of Just Energy for over 4 years when he became President and Co-CEO of Just Energy. Prior to April 1, 2014 Deb Merril was the EVP Commercial Division of Just Energy for over 4 years when she became President and Co-CEO of Just Energy. Mark Silver joined Just Energy as a consultant to Universal Energy and became President, NEC in July 2009. Effective April 1, 2012 his consulting and royalty arrangements were replaced by a two year employment agreement ending March 31, 2014. He resigned as an officer effective August 31, 2013. Darren Pritchett joined Just Energy as an independent contractor in October 1997 and became EVP Consumer Sales on April 1, 2008. A detailed summary of the employment agreements for each of the Named Executive Officers are set forth above under “NEO Employment Agreements” and “Amendments to Employment Agreements”.

(3)
While not one of the five highest paid executives for the year ending March 31, 2014, as President and Co-CEO effective April 1, 2014, a decision was made to include Deb Merril in the Summary Compensation Table – NEOs.

(4)
This column indicates the fully paid long term retention RSGs (“LTR RSGs”), granted by the board on May 20, 2010 (effective March 31, 2010 as approved by the compensation committee on March 29, 2010) to Ken Hartwick (500,000) and to Beth Summers (100,000), vesting as to 5% thereof on each of March 31, 2011 and 2012 and; 10% on each of March 31, 2013 and 2014 and as to the balance thereof – 70% on March 31, 2015. All LTR RSGs are exchangeable 1:1 into common shares, subject to vesting, providing: (a) the vesting thereof on each applicable vesting date is subject to continued employment, (b) the LTR RSGs vesting on March 31, 2015 (i.e., 70% thereof) must be held as RSGs or common shares until March 31, 2018. The closing TSX market price of the common shares on the grant date (May 20, 2010) was $11.75. The accounting fair value of each of the LTR RSGs on the grant date, determined by IFRS 2 share-based payments, of the International Reporting Standards, is equal to $14.30 per fully paid LTR RSGs. For purposes of determining the accounting expense to be included in the financial statements of Just Energy for the year ended March 31, 2013 in respect of the May 20, 2010 LTR RSGs awards, such accounting fair value would be adjusted for forfeitures (which were nil) and amortized over the vesting (hold) periods. As part of Hartwick’s departure agreement dated February 26, 2014, the remaining 350,000 LTR RSGs were cancelled, and returned to the PBG pool. On that basis the March 31, 2014 accounting expense in respect of the LTR RSGs for the two NEOs included the reversal of the expense relating to the cancelled unvested RSGs. For purposes of preparing financial statements for any subsequent period, annually or quarterly, the compensation expense that will be included in the Just Energy’s financial statements will be based on the vesting period of the LTR RSGs.

(5)
These columns indicate the total of the non-cash portion of the annual incentive plan awards (excluding long term retention RSGs), which each of Ms. MacDonald ($1,235,000), Ms. Summers ($200,000), Messer’s. Hartwick ($NIL), Silver ($NIL), and Lewis ($836,000), Merril ($782,800) and Pritchett ($744,970) were entitled to receive at March 31, 2014 and which will be granted to each of them as equity based awards in the form of fully paid RSGs/PBGs at a date to be determined (the “Grant Date”). Such fully paid RSGs/PBGs will either vest immediately (if granted as part of a short term award) or over a three year period (if granted as part of a long term award), are exchangeable subject to vesting into common shares on a 1:1 basis and as regards the long term awards, vest as to 1/3 thereof on each of the first three anniversary dates of the Grant Date subject to continued employment as a senior officer of Just Energy or any affiliate thereof, in each case, on each applicable vesting date. The RSG Plan is described under “2010 RSG Plan”. The PBG Plan is described under “2013 PBG Plan”.

(6)	None of the NEOs are entitled to receive any pension or defined contribution or any other form of retirement allowance.

(7)
Does not include the monthly distributions paid on RSGs/PBGs including long term retention RSGs (vested and unvested) which equals the amount of dividends paid monthly on common shares of Just Energy and which, for the year ending March 31, 2014 was $527,972 for Rebecca MacDonald; $904,351 for Ken Hartwick; $191,451 for Beth Summers; $49,996 for James Lewis; $47,779 for Deb Merril; $150,040 for Mark Silver; and $292,086 for Darren Pritchett.

(8)
The aggregate value of perquisites and other personal benefits did not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for each of the Named Executive Officers for the year ended March 31, 2014.

(9)
No options were granted to any NEO for the year ended March 31, 2014. See the table entitled “Incentive Plan Awards – NEOs” at page 58 of this proxy circular. Options vest over three or five years from the grant date and expire five or ten years from the grant date. The Option Plan is described under “Option Plan”.

(10)
This amount includes the interests of Messrs. Hartwick ($31,000), Lewis (US$18,400), Ms. Summers ($18,600), Mr. Pritchett ($19,900) and Merril (US$12,000) in Just Energy’s Canadian and/or U.S. Deferred Profit Sharing Plan and the Employee’s Profit Sharing Plan (both of which are described in more detail under “Compensation of the Directors and Officers of Just Energy – Compensation Discussion and Analysis – Compensation Components – Specific Criteria – Employee Benefit Plans”) as at March 31, 2014. Ms. MacDonald and Mr. Silver do not participate in the plans.

(11)
References the fair market value of the long term retention RSGs/PBGs (based on the TSX closing market price of common shares on March 31, 2014 of $8.89), awarded effective March 31, 2010 and some of which vested at March 31, 2014 for each of Messrs. Hartwick (50,000 PBGs: $444,500) and Ms. Summers (10,000 PBGs: $89,900).

Incentive Plan Awards – NEOs

Outstanding Share-based awards and option based awards.

The following table provides information for all awards outstanding at March 31, 2014.

	Option based awards				Common Share based awards
Name	Number of Common Shares underlying unexercised options	Option exercise price $	Option expiration date	Value of unexercised in-the-money options $	Number of Common Shares that have not vested(1) #	Market or payout value of Common Shares based awards that have not vested(2) $
Rebecca MacDonald	NIL	N/A	N/A	N/A	42,257	375,665
Ken Hartwick(1)	NIL	N/A	N/A	N/A	NIL	NIL
Beth Summers	NIL	N/A	N/A	N/A	86,903	772,568
James Lewis	NIL	N/A	N/A	N/A	33,484	297,673
Deborah Merril	NIL	N/A	N/A	N/A	30,722	273,119
Mark Silver	NIL	N/A	N/A	N/A	NIL	NIL
Darren Pritchett	NIL	N/A	N/A	N/A	104,487	928,889

Notes:

(1)	Reflects number of unvested RSGs/PBGs at March 31, 2014.

(2)	Reflects the market value based on the closing price of the common shares on the TSX on March 31, 2014 of $8.89.

Incentive Plan Awards – value vested or earned during the year.

The following table provides information relating to the value vested or earned with respect to incentive plan awards for the year ending March 31, 2014.

Name	Option based awards – Value vested during the year ($)	RSG/PBG based awards – Value vested during the year(1) ($)	Equity incentive plan compensation – Value earned during the year ($)
Rebecca MacDonald	NIL	745,587	1,235,000
Ken Hartwick	NIL	2,399,660	NIL
Beth Summers	NIL	400,761	200,000
James Lewis	NIL	206,168	836,000
Deb Merril	NIL	201,954	782,800
Mark Silver	NIL	773,901	NIL
Darren Pritchett	NIL	503,601	744,970

Note:

(1)
Reflects the market value of the RSGs/PBGs that vested during the year ended March 31, 2014 (including LTR RSGs) based on the closing price of Shares on the TSX on March 31, 2014 of $8.89 including all RSGs/PBGs, if any, granted by the compensation committee on May 15, 2014, and approved by the board on May 28, 2014 effective March 31, 2014.

EQUITY COMPENSATION PLANS

Just Energy has approved four equity compensation plans for the benefit of its directors and employees. It is no longer used to award options to directors or employees. The RSG Plan, described below, was established in June 2004, has been amended several times and is used to issue restricted share grants to employees as a means of capitalizing bonuses otherwise payable in cash and to encourage employee share ownership. The PBG Plan approved by shareholders in 2013 is similar in substance to the RSG Plan and is used for employees other than employees who are residents of the United States. The DSP Plan was approved in April, 2004 and is used to encourage the ownership of equity by Just Energy’s directors.

Option Plan

The officers, full-time employees and service providers of and to Just Energy are eligible to participate in the option plan. On February 6, 2009, the board of directors adopted the policy that no further options would be granted to directors. Moreover, the compensation committee has no present plans to award options to NEOs as part of its compensation arrangements. The purpose of the option plan is to provide eligible participants with financial rewards that will encourage ownership of common shares, enhance Just Energy’s ability to attract, retain and motivate key personnel and service providers and reward recipients for significant performance and cash flow growth of Just Energy. The option plan is administered by the compensation committee. The compensation committee has the power to, among other things: (i) determine those directors, officers, employees and service providers eligible to be granted options; (ii) determine the number of common shares covered by each option; (iii) determine the exercise price for each option; and (iv) determine the time or times when options will be granted and when they are exercisable and expire. The exercise price for any option granted may not be less than the closing market price of the common shares on the TSX on the business day immediately preceding the day upon which the option is granted. Except as otherwise provided in individual option agreements approved by the compensation committee, options granted under the option plan are non-transferable, non-assignable and expire five or ten years from their grant date. At March 31, 2014, options were available for grant under the option plan (less than 1% of the outstanding shares) and 500,000 are outstanding.

Under the option plan and applicable option and employment agreements for the Named Executive Officers, all options will automatically vest immediately: (i) prior to the occurrence of a “Change of Control” of Just Energy as defined under the heading “Employment Agreements – Named Executive Officers”; (ii) upon dismissal without cause or constructive dismissal; and (iii) in certain cases, at the end of the term of an employment agreement if a further employment agreement on no less favourable terms from a commercial standpoint is not made available or offered to certain employees of Just Energy or an affiliate thereof. The maximum number of options currently available for issue under the plan is 814,166. The option plan may not be amended without shareholder approval and the consent of the TSX.

If before the expiry of an option, a participant’s employment is terminated by reason of death, such option may be exercised by the legal representatives of the estate of the participant at any time on or prior to the earlier of (i) the expiry date of such option and (ii) the first anniversary of the date of death of the participant.

2010 Restricted Share Grant Plan

As described under “NEO Employment Agreements” and “Compensation Discussion and Analysis”, in lieu of granting options under the option plan, a specified minimum percentage of some employee short-term discretionary performance bonuses and/or long-term targeted incentive bonuses to which NEOs and certain other employees of, and consultants to, Just Energy are entitled (individually an “RSG Grantee”), are payable in fully paid RSGs which vest at various dates (a “Vesting Date”), ranging from immediately on the grant date (the “Grant Date”) to 10 years from the Grant Date, providing that on applicable Vesting Dates the RSG Grantee continues to be an employee with or consultant to Just Energy or an affiliate thereof. The RSG Plan is an umbrella plan which governs: (a) RSGs previously granted to a RSG Grantee under employment agreements referred to under the heading “NEO Employment Agreements”; (b) the grant of fully paid RSGs to employees of and consultants to Just Energy and its affiliates; and (c) the fully paid long term retention RSGs granted to certain NEOs described under “Long Term Retention – Restricted Share Grants”. Fully paid RSG’s are, subject to vesting and the cash out option described below, exchangeable into fully paid common shares on a cumulative basis for up to 10 years from the Grant Date on the basis of one common share for each fully paid RSG. The number of fully paid RSGs to which an RSG Grantee is entitled is determined on the relevant Grant Date by dividing the specified percentage of the amount of the short-term discretionary bonus or long- term targeted incentive bonus to which such Grantee is entitled and/or elects to receive, and which is payable in fully paid RSGs, by the simple or weighted average of the closing market price of the common shares on the TSX for periods ranging between 10 and 30 days for RSGs granted prior to June 30, 2004, and, unless otherwise provided by the compensation committee and/or the board of directors, 20 days for all other RSGs, in each case, immediately prior to the Grant Date. In some cases, a fixed number of fully paid RSGs are granted to an employee in lieu of a cash bonus without reference to a simple average closing TSX price. Pending the exchange of fully paid RSGs for common shares, the RSG Grantee is entitled to receive monthly cash distributions from Just Energy equal to the monthly dividends such Grantee would otherwise be entitled to receive if the RSGs were common shares, less any applicable withholdings or other tax. All outstanding RSGs, whether or not vested, automatically vest in certain circumstances on the happening of certain events including: death, a change of control combined with constructive dismissal (other than long term retention RSGs), dismissal without cause or constructive dismissal and the inability, in certain circumstances, of Just Energy (or an affiliate thereof) and a NEO to settle upon a further employment arrangement at the end of term. RSGs do not carry the right to vote. The total number of common shares which may be made available to any RSG Grantee under the RSG Plan together with any common shares reserved for issuance under options or warrants for services and employee unit purchase plans or any other unit compensation arrangements to such RSG Grantee may not exceed 5% of the issued and outstanding common shares at the Grant Date.

The RSG Plan is administered by the compensation committee which has broad powers respecting the granting, vesting, term and allocation of RSGs and to interpret the RSG Plan. The aggregate number of RSGs which may be granted under the RSG Plan is currently limited to three million which, when issued and vested, are exchangeable, on a one for one basis, into an equal number of fully paid and non-assessable common shares.

Without the approval of shareholders, the RSG Plan may not be amended: (a) to increase the number of RSGs issuable under the Plan, (b) to expand the scope of an “Eligible Person” or (c) to extend the term of a RSG benefiting an insider of Just Energy. Subject to the terms of an employment agreement and to a resolution of the compensation committee, all rights to exchange a RSG for common shares expire upon a RSG Grantee ceasing to be an Eligible Person provided: (i) in the event of death, a RSG may be exercised by the legal representatives of the estate of the RSG Grantee prior to the earlier of: (A) the expiry of such RSG and (B) the first anniversary of the date of death of such RSG Grantee, (ii) in the event the employment of a RSG Grantee is terminated for reasons other than for cause or death, such RSG may be exchanged at any time prior to the earlier of: (A) the expiry date of such RSG and (B) the day that is three months following the date of termination of employment of the RSG Grantee.

Holders of RSGs who are U.S. residents are required to exchange all RSGs which vest during a calendar year prior to the end of the calendar year in which they vested.

Holders of RSGs below the “Director” employment level and those electing to exchange 500 or less RSGs on a particular quarterly exchange date may elect prior to an exchange date, in lieu of exchanging their RSGs for common shares, to require Just Energy pay them cash equal to the closing market price of shares on the exchange date les any tax withholding obligation.

The RSG Plan was introduced to replace the granting of options to senior executives of Just Energy and its affiliates and to provide a mechanism to ensure that all or a significant portion of the short-term discretionary performance bonuses and/or long-term targeted incentive bonuses payable to senior officers (including the NEOs), are payable in fully paid RSGs in lieu of cash, thereby encouraging the RSG Grantee to continue in the long-term employment of Just Energy, while aligning their interests to those of shareholders. The number of RSGs authorized to issue was increased by two million from three to five million at the June 29, 2010 AGM. As at March 31, 2014, 1,067,060 RSGs were available for issue under the RSG Plan.

The Director’s Compensation Plan

The directors compensation plan (the “DSG Plan”) was approved in April, 2004.The purpose of the Just Energy DSG Plan is to provide effective incentives for the independent directors to promote the business and success of Just Energy by encouraging the ownership of DSGs and/or common shares. The DSGs and/or common shares are credited to a director’s DSG and/or common share account at the end of each quarter (the “Grant Date”) and are based upon the weighted average trading price of the common shares for the 10 trading days on the TSX preceding the end of each quarter. DSGs may not be exchanged for common shares and common shares may not be issued and released to directors until the earlier of: (i) three years from the Grant Date, (ii) the day such director ceases to be a director of Just Energy and (iii) a change of control, providing that no common shares may be issued in exchange for DSGs after the expiry of 15 years from the Grant Date. As indicated above, the directors are entitled to elect to receive common shares in lieu of or in combination with DSGs.

The price used to determine the number of DSGs and/or common shares granted to directors pursuant to the Just Energy DSG Plan is based on the weighted average trading price of common shares on the TSX for the 10 trading days preceding each quarter end of Just Energy.

The total number of DSGs and/or common shares issuable or issued pursuant to the Just Energy DSG Plan may not currently exceed 400,000. For the year ended March 31, 2014, the non-management directors of Just Energy were required to receive $15,000 of their $65,000 annual base retainer in fully paid deferred share grants (“DSGs”) and/or common shares (with one-quarter thereof issuable at the end of each quarter) and are entitled to elect to receive all or a portion of their remaining director’s fees in fully paid DSGs and/or common shares of Just Energy pursuant to the Just Energy DSG Plan. As at March 31, 2014, the non-management directors owned a total of 110,868 DSGs and 165,050 common shares related to non cash payment of director’s fees. The number of DSGs and/or common shares to which a director is entitled to receive is increased pursuant to a formula in the Just Energy DSG Plan reflecting the amount of the dividends which a director would have received if he held common shares in lieu of DSGs. The DSGs do not carry the right to vote.

The Just Energy DSG Plan may not be amended without shareholder approval and the consent of the TSX. The maximum number of DSGs and/or common shares as of March 31, 2014 for issue under the Just Energy DSG Plan was 200,470.

Each director is required by December 31, 2013 to hold a minimum number of common shares (including RSGs and DSGs) equal to at least three times the director’s base retainer of $65,000 (i.e., $195,000). Based on the TSX closing market price for common shares of $8.89 on March 31, 2014, all directors are compliant with the $195,000 threshold other than Messrs., Weld, Sladoje, Perlman and Gahn each of whom has three years from the date of his appointment or election to the board to be compliant. See “Ownership of Securities by Outside Directors”.

2013 Performance Bonus Incentive Plan

The PBG Plan operates in parallel with the RSG Plan referred to above. For employees resident outside of the United States, the RSG Plan is being gradually phased out and has been replaced by the PBG Plan. The RSG Plan, which continues to apply to U.S. resident employees is described above. Pursuant to the PBG Plan and an amendment to the RSG Plan, holders of 5,000 or more unvested RSGs (including long term retention restricted share grants (“LTR RSGs”) granted under the RSG Plan were entitled, prior to July 31, 2013 to elect to transition all of their unvested RSG to PBGs under the PBG Plan and which are now governed thereby except the vesting dates provided for in all transitioned RSGs did not change. RSGs which are vested and which were not be transitioned to the PBG Plan, continue to be governed by the RSG Plan, i.e., as to vesting, term, exchange for Just Energy common shares etc.

The PBG Plan: (a) limits the number of common shares which may be issued under the PBG Plan to 4,000,000 common shares, (b) continues to encourage the retention of key employees and better align the compensation of management and employees of Just Energy with the success of Just Energy and shareholder expectations over the long term, (c) provides Just Energy with greater financial flexibility based on its ability to satisfy the PBGs after a vesting date in its sole discretion with payment in common shares or cash or a combination thereof, (d) with a shorter PBG term, accelerates common share ownership by employees so that employees, whether governed by the RSG Plan or the PBG Plan, are treated equally, and (e) provides certain tax benefits to employees and to Just Energy not available under the RSG Plan. Just Energy’s phasing out the use of the RSG Plan starting March 31, 2013 for employees resident outside of the United States and phase in of the PBG Plan by in effect replacing the use of RSGs under the current RSG Plan with the grant of PBGs to certain employees, payable (subject to vesting over 3 years and continued employment on each vesting date), at Just Energy’s election in Just Energy common shares, cash or a combination thereof.

The principal purposes of the PBG Plan are to: (i) retain and attract qualified employees that Just Energy and its affiliates require; (ii) promote a proprietary interest in Just Energy by such employees and to encourage such persons to remain in the employ or service of Just Energy and its affiliates and put forth maximum efforts for the success of the business of Just Energy and its affiliates; (iii) focus management of Just Energy and its affiliates on operating and financial performance and long-term total shareholder return and profitability; (iv) provide Just Energy with greater financial flexibility to elect to satisfy the payment of the PBGs in cash or common shares or a combination thereof; (v) provide employees and Just Energy with enhanced tax benefits; and (vi) ensure the holders of RSGs and PBGs are treated equally.

Incentive based compensation such as the PBG and RSG Plans are an integral component of compensation for employees. The attraction and retention of qualified employees is a key factor to Just Energy’s long term strategic growth plan. The PBG Plan is intended to maintain Just Energy’s competitiveness within the North American energy marketing industry to facilitate the achievement of its long term goals. In addition, the grant of PBGs related to incentive based compensation rewards employees for meeting certain pre defined operational and financial goals which are in most cases included in their employee employment agreements and which goals have been identified for the purpose of increasing long term total shareholder value and return. The board of directors of Just Energy delegated to the compensation committee authority to administer the PBG Plan.

Under the terms of the PBG Plan, any eligible employee may be granted a number of PBGs, the number of which is determined by the committee based on certain pre-defined operational, financial and growth factors contained in the employment agreements for most employees as approved by the committee and board, for the purpose of increasing long term shareholder value and return. The number of PBGs to be granted to an employee will equal the result obtained by dividing an employee’s annual performance bonus by the simple average of the TSX closing price for Just Energy common shares for the five consecutive trading days preceding a Grant Date – usually Just Energy’s year end i.e., March 31. PBGs may also be awarded to an employee on a fully paid basis. For those employees without employment agreements, in awarding PBGs, the committee may take into account such factors as it shall determine in its sole discretion are appropriate to encourage long term value creation including any one or more of the following factors: (i) compensation data for comparable benchmark positions; (ii) the duties, responsibilities and position of the grantee; (iii) corporate performance measures for the applicable period established by the committee; (iv) the individual contributions of the grantee to the success of Just Energy; and (v) such other factors as the committee shall deem relevant in its sole discretion in connection with accomplishing the purposes of the PGB Plan.

Subject to the terms and conditions of the PBG Plan, PBGs entitle the holder to be paid in three equal installments – as to one third thereof on each of the first, second and third anniversaries of the date of grant of such PBGs (each a “Vesting Date”). On the applicable Vesting Date, Just Energy, at its sole discretion, has the option of settling payment for the PBGs, to which the holder is entitled in the form of either cash or in common shares which may either be acquired by Just Energy on the TSX on which the common shares are listed or be issued from the treasury of Just Energy, or some combination thereof.

The PBG Plan does not contain any provisions for financial assistance to the Grantee by Just Energy in respect of PBGs granted thereunder. To the extent the committee determines to pay all or a portion of the PBGs subsequent to a Vesting Date in Just Energy common shares, one common share will be issued for each PBG. To the extent the committee determines to pay all or a portion of the PGBs subsequent to a Vesting Date in cash, the amount is determined equal to the product of: (i) the number of vested PBGs and (ii) the simple average closing trading price of the common shares on the TSX for the five consecutive trading days immediately preceding such Vesting Date less any withholding taxes. The PBG Plan provides that the maximum number of common shares reserved for issuance from treasury pursuant to the exchange of outstanding PBGs issuable under the PBG Plan shall be 4 million, which is approximately 2% of the common shares outstanding. The aggregate number of PBGs which may be granted to any single employee shall not exceed 5% of the issued and outstanding common shares, calculated on an undiluted basis. In addition, the number of common shares: (a) issuable to insiders at any time, and (b) issued to insiders within any one year period, under all security based compensation arrangements of Just Energy, shall not exceed 9% of the issued and outstanding common shares. The expiry date of all PBGs granted pursuant to the PBG Plan may not extend beyond December 31 of the third year following the year in which the PBGs were granted. In the event of a change of control of Just Energy, the Vesting Date(s) applicable to all outstanding PBGs will be accelerated such that the balance of the payments to be made attaching to such PBGs will be paid immediately prior to the date upon which the change of control is completed.

Holders of PBGs (as for RSGs and DSGs), whether vested or unvested, are entitled to receive an incremental monthly cash bonus or distribution per PBG on a dividend payment date equal to the same amount received by holders of common shares as a dividend on the Just Energy dividend payment date. The additional bonus is calculated based upon the product of: (i) the number of PBGs outstanding (whether or not vested) on the dividend record date of such month, and (ii) the amount of the dividend payable on common shares on the dividend payment date of such month.

The committee may not, without the approval of shareholders of Just Energy, make any amendments to: (a) increase the percentage of common shares reserved for issuance pursuant to PBGs in excess of the 4 million limit; (b)extend the Vesting Date of any PBG issued under the PBG Plan beyond the latest Vesting Date specified in the Grant Agreement (other than as permitted by the terms and conditions of the PBG Plan) or extend the term beyond the original Expiry Date; and (c) change the amendment provisions of the PBG Plan.

Except as restricted by the foregoing, the committee may amend or discontinue the PBG Plan or PBGs granted thereunder at any time without shareholder approval provided that any amendment to the PBG Plan that requires approval of may not be made without approval of the TSX. In addition, no amendment to the PBG Plan or PBGs or Grant Agreement granted or issued pursuant to the PBG Plan may be made without the consent of the Grantee, if it is adversely alters or impairs any PBGs previously granted to such Grantee under the PBG Plan.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides additional information about Just Energy’s equity compensation plans at March 31, 2014:

Plan Category(1)	# of Common Shares Issuable upon the Exercise or Exchange of Outstanding (a)	Weighted – Average Exercise Price of Outstanding: (b)	# of Securities Available for Future Issuance under Plan (Excluding Common Shares in Column (a)) (c)
Option Plan	Options	Options	Shares
	500,000	$7.88	814,166
RSG Plan	RSGs	RSGs	RSGs
	2,745,718	$13.51	1,067,060
DSG Plan	DSGs	DSGs	DSGs
	148,505	$12.92	200,470
PBG Plan	PBGs	PBGs	PBGs
	374,168	$9.47	3,570,784

Note:

(1)	Each of the Option Plan, the RSG Plan, the DSG Plan and the PBG Plan were approved by shareholders and each Plan is described in detail elsewhere in this proxy circular.

Just Energy Performance Graph

The following graph illustrates Just Energy’s cumulative shareholder return, as measured by the closing price of the common shares of Just Energy (Units of the Fund – prior to January 1, 2011) at the end of the financial years March 31, 2009 to March 31, 2014 and the closing price of the common shares at March 31, 2014 assuming an initial investment of $100 and reinvestment of distributions and dividends, compared to the TSX Composite Total Return Index and the TSX Capped Utilities Total Return Index:

Note:
(1)
The total return is calculated by assuming dividends (formerly distributions) are reinvested on the date the dividends were paid and the number of common shares issued pursuant to the special in-kind distributions was set on December 31, 2008.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Since the beginning of the most recently completed financial year of Just Energy, none of the current or former directors, executive officers or employees of Just Energy or any of its subsidiaries, or any of the proposed Directors of Just Energy, nor any of their associates or affiliates, is now or has been indebted to Just Energy, other than for routine indebtedness, nor is or has any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Just Energy. CORPORATE GOVERNANCE The Canadian Securities Administrators issued National Policy 58-201 entitled “Corporate Governance Guidelines” (“NP 58-201”) and National Instrument 58-101 entitled “Disclosure of Corporate Governance Practices” (“NI 58-101”) which apply to reporting issuers after June 30, 2005. Schedule A which is attached to this proxy circular details the corporate governance practices of Just Energy with reference to NP 58-201 and Form 58- 101F1. Schedule B indicates other directorships of reporting issuers and/or their subsidiaries held by those persons nominated as directors of Just Energy and the committees of such entities on which they serve and Schedule C sets forth the Mandate for the board of directors of Just Energy. Just Energy is in substantial compliance with NP 58-201.

Just Energy Corporate Governance Structure

The following diagram outlines Just Energy’s corporate governance structure

Policies

•	Environment, Health and Safety Policy

•	Say on Pay Policy

•	Board Retirement Policy

•	Black-out Policy

•	Board Overloading Policy

•	Clawback Policy

•	Director/Officer Ownership Policy

•	Board Orientation Policy

•	Continuing Education Policy

•	Board Diversity Policy

•	Risk Management Policy & Risk Management and Procedures

•	Dividend Policy

Governance Standards

•	Code of Business & Ethics Policy

•	Confidentiality, Communication and Trading Policy

•	Directors Compensation Policy

•	Whistleblower Policy (procedures for complaints to audit committee)

•	Peer evaluation and directors questionnaire Policy

•	Mandates and Chair Position description for:

•	Audit Committee

•	Risk Committee

•	Compensation Committee

•	Nominating & Governance Committee

•	Internal Audit

•	Disclosure Committee

•	Executive Committee

•	Position Description for the:

•	Lead Director

•	Executive Chair

•	CEO/CFO

•	Chair of each of the Board Committees

•	Privacy Policy

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, there were no material interests, direct or indirect, of directors or executive officers of Just Energy, any security holder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding common shares, or any other Informed Person (as defined in National Instrument 51-102) or any known associate or affiliate of such persons, in any transaction since the commencement of the last completed financial year of Just Energy or in any proposed transaction which has materially affected or would materially affect Just Energy or any of its subsidiaries.

REGULATORY MATTERS AND BANKRUPTCIES AND INSOLVENCIES

Other than as set forth below, no nominee for director of Just Energy is, as at the date of this proxy circular, or has been, within 10 years before the date of this proxy circular, a director or executive officer of any company that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No nominee for director of the Corporation has, within the 10 years before the date of this proxy circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No proposed director has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, nor has any proposed director been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

The Hon. Gordon D. Giffin, a director of Just Energy, was a director of Abitibi Bowater Inc. from October 29, 2007 until his resignation on January 22, 2010. In April 2009, AbitibiBowater Inc. and certain of its U.S. and Canadian subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware for relief under the provisions of Chapter 11 and Chapter 15 of the United States Bankruptcy Code, as amended, and sought creditor protection under the CCAA with the Superior Court of Quebec in Canada.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

The directors and executive officers of Just Energy and their respective associates, as a group, beneficially own, or exercise control or direction over, directly or indirectly, an aggregate of approximately 6,913,568 common shares of Just Energy representing approximately 5% of the outstanding common shares of Just Energy. The directors and officers of Just Energy are also entitled to receive, subject to vesting, an aggregate of 2,762,037 common shares pursuant to the RSG Plan, the option Plan and the DSG Plan.

As provided on pages 31 and 33 of the circular: (a) the directors of Just Energy and their respective associates beneficially owning directly or indirectly common shares of Just Energy are not entitled to vote their shares for the approval of the ordinary resolution approving the amendments to the DSG Plan and (b) insiders of Just Energy and their respective associates beneficially owning directly or indirectly common shares of Just Energy to whom RSGs have or may be issued are not entitled to vote their shares for approval of the ordinary resolution increasing the number of RSGs that may be issued under the RSG Plan.

None of the principal holders of common shares of Just Energy or any director or officer of Just Energy or their respective subsidiaries, or any associate or affiliate of any of the foregoing persons, has or had any material interest, direct or indirect, in any transaction in the last three years or any proposed transaction that materially affected, or is reasonably expected to materially affect, Just Energy or any of their respective affiliates, except as disclosed in this proxy circular or in the documents incorporated herein by reference.

ADDITIONAL INFORMATION

Additional information relating to Just Energy is available on SEDAR at www.sedar.com or on EDGAR@www.sec.gov respectively. Financial information in respect of Just Energy and its affairs is provided in Just Energy’s annual audited comparative financial statements for the year ended March 31, 2014 and the related management’s discussion and analysis. Copies of Just Energy’s financial statements and related management discussion and analysis are available upon request from the Corporate Secretary, Just Energy Group Inc., 100 King Street West, Suite 2630, P.O. Box 355, Toronto, Ontario, M5X 1E1.

Schedule A
STATEMENT OF CORPORATE GOVERNANCE PRACTICES OF
JUST ENERGY(1)

The board of directors continually evaluates the corporate governance policies and procedures of Just Energy. The board annually conducts a self assessment of its performance, an assessment of its members (including peer evaluations), and each committee assesses its members. Since the date of the last proxy circular, the board has reviewed its committee memberships to ensure the audit, the compensation, human resources, environmental, health and safety and the nominating and corporate governance committees are constituted with all independent directors pursuant to the independence standards established under national Instrument 58-101 and within the meaning of section 1.4 of national instrument 52-110 and the New York Stock Exchange (“NYSE”) listing standards. During the 15 months ended May, 2014 the board, in compliance with Just Energy’s by-laws and Articles and statutory regulations and policies accepted the resignation of one director: Mr. Smith who did not stand for re-election at the June 26, 2013 Annual and Special Meeting and appointed two new directors: Messrs. Perlman (elected to the board at the June 26, 2013 meeting of shareholders) and Gahn (appointed to the board on December 17, 2013), both of whom are nominees for election at the annual meeting. Prior to the meeting, each of these two new directors meet the independence test of section 1.2(1) of National Instrument 52-110 and the NYSE listing standards. These appointments maintain the independence of the board at 89%.

Regulatory changes relating to corporate governance are continually monitored by the board and the board will take appropriate action as regulatory changes occur. In furtherance of this principle, the board has adopted three policies on: (i) board retirement, (ii) board diversity and renewal and (iii) director orientation and continuing education. In the following table we describe Just Energy’s corporate governance practices in compliance with corporate governance disclosure requirements mandated under National Instrument 58-101 and the NYSE listing standards.

GOVERNANCE DISCLOSURE REQUIREMENT		COMMENTS
1.	BOARD OF DIRECTORS
(a)	Disclose the identity of the directors who are independent.	The eight board members who are independent pursuant to NI 58-101 are identified in the table in Schedule B on pages B1 and B2 of this circular.
(b)	Disclose the identity of the directors who are not independent, and describe the basis for that determination.	One board member is not independent pursuant to NI 58-101 as a senior officer of Just Energy identified in the table in Schedule B of this circular.
(c)	Disclose whether or not a majority of the directors are independent.	Eight of the nine nominees proposed by management for election to the board and to be voted upon on an individual basis are independent under NI 58-101 and the NYSE listing standards.
(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
All directorships, if any, with other public entities for each of the nine directors proposed by management for election to the board and to be voted upon on an individual basis and their committee representations are set out in the table in Schedule B of this circular.

(e)
Disclose whether or not the independent directors hold regularly scheduled meetings at which members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held during the preceding 12 months. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors of the board and board committees meet without management in attendance at every regularly scheduled meeting, including telephone conference call meetings. Board committees meet with external consultants and professional advisors, without management in attendance. The audit committee also meets in camera with internal audit and separately with representatives of its external auditor. The number of meetings without management in attendance held during fiscal 2014 were, as regards: (i) the audit committee – 7; (ii) the compensation, human resources, environmental health and safety, committee – 5; (iii) the nominating and corporate governance committee – 2; (iv) the risk committee – 4 (v) the executive committee – 5; and (vi) the board of directors – 10. All independent directors have an opportunity, through membership on one or more of the board committees (audit; compensation, human resources, environmental, health and safety; nominating and corporate governance; executive; and risk), to participate in discussions without management and without the non-independent management director in attendance.

(f)	Disclose whether or not the chair of the board is an independent director, disclose the identity of the independent chair, and describe his or her role and responsibilities.
Rebecca MacDonald, the board executive chair is not independent under NI 58-101. Her responsibilities are set out in the board chair position description which is available on Just Energy’s website at www.justenergygroup.com. Mr. Segal, the lead director and vice chair of the board is independent under NI 58-101. His responsibilities are set out in the lead director position description which is available on Just Energy’s website at www.justenergygroup.com. The lead director’s responsibilities include the obligation to ensure that the board discharges its responsibilities effectively and independently, in consultation with the four board committees. The lead director is chair of the nominating and corporate governance committee and is a member of the audit committee, the risk committee, the executive committee and the compensation, human resources, environmental, health and safety committee.

(g)	Disclosure of the attendance record of each director for all board and Committee meetings held since the beginning of the issuer’s most recently completed financial year.
The attendance of each director for all board and board committee meetings held since the beginning of the most recently completed financial year is reported in this proxy circular on page 15. The average attendance rate in 2014 for all board meetings held during the year is over 90%.

2.	BOARD MANDATE
(a)	Disclose the text of the board’s written mandate.	The board’s charter is included in Schedule C to this circular. A mandate for the individual directors is available at Just Energy’s website at www.justenergy.com.

The board has approved a strategic planning process and annually reviews and approves the strategic plan, which takes into account, among other things, the opportunities and risks of the business, the competitive environment, pricing risks, hedging and other strategic issues. All of the above referenced risks and strategic issues are reviewed at each audit committee or risk committee and at each board meeting.

Based on the recommendation of the risk committee, the board of Just Energy has adopted a risk management policy and risk management procedures. The corporate risk officer reports to the risk committee at each meeting with respect to compliance by Just Energy with the above policies which are available on Just Energy’s website at www.justenergygroup.com.

The audit and risk committees identify and report regularly to the board on the Just Energy’s major financial and operating risks and review policies and practices, including the risk management policy, the risk management procedures and hedging to manage the risks.

3.	POSITION DESCRIPTIONS
(a)	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.	The position descriptions for the board chair, the lead director and vice chair of the board and each individual committee chair are available on Just Energy’s website at www.justenergygroup.com
(b)	Disclose whether or not the board and CEO have developed a written position description for the CEO.	The CEO’s position description, which has been approved by Just Energy’s board, is available on Just Energy’s website at www.justenergygroup.com
(c)	Disclose whether or not the audit committee and CEO have developed a written position description for the CFO.	The CFO’s Position Description is available on Just Energy’s website at www.justenergygroup.com.
4.	ORIENTATION AND CONTINUING EDUCATION

(a)	Briefly describe what measures the board takes to orient new members regarding: (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.
Just Energy has established a formal orientation policy and program for new directors. Each new director is provided an opportunity to meet with the executive chair, chief executive officer and the lead director and vice chair of the board and is provided with information about Just Energy including: minutes of all board and committee meetings for the past year, Just Energy’s current disclosure documents, information on the role of the board and each of its committees; corporate and industry information; copies of all policies of Just Energy (i.e., Code of Conduct, Confidentiality, Trading), and, the contribution individual directors are expected to make.

Specific information is provided on operations, the strategic plan, risk and risk management, governance, integrity and corporate values. New directors are provided with copies of Just Energy’s continuous disclosure documents filed for a period of two years prior to their appointment or election. New directors are required to participate in a one and one half day orientation program at Just Energy’s corporate head office. Just Energy has also established a policy on continuing education.

(b)	Briefly describe what measures, if any, the board takes to provide continuing education for its directors.
Presentations are made to the board from time to time to educate and keep them informed of changes within Just Energy and in regulatory and industry requirements and standards. Specific information is provided on risks, commodity pricing, supply and demand and the current business and commercial environment. The nominating and corporate governance committee has the specific responsibility to review information on available educational opportunities and ensures directors are aware of those opportunities. Just Energy will pay for director education. Outside counsel have also reviewed with the directors their fiduciary, statutory and regulatory duties and responsibilities both as members of the board and board committees. Management conducts a specific session for directors on risk management. Each director is expected to participate in continuing education programs to maintain any professional designation that they may have and which would have been considered in their nomination as a director. Each director is expected to participate in programs that would be necessary to maintain a level of expertise in order to perform his or her responsibilities as a director and to provide ongoing guidance and direction to management.

5.	ETHICAL BUSINESS CONDUCT
(a)	Disclose whether or not the board has adopted a written code for its directors, officers and employees. If the board has adopted a written code:	The board has adopted a code of business conduct and ethics policy for its directors, officers and employees. The board has also adopted a whistleblower policy.
(i) disclose how an interested party may obtain a copy of the written code;
The code of business conduct and ethics policy and the whistleblower policy are available on Just Energy’s website at www.justenergy.com have been filed on SEDAR and are available on request to the Corporate Secretary of Just Energy.

(ii) describe how the board monitors compliance with its code; and
The board, through the office of Just Energy’s legal department and the risk management group monitors compliance with the code of business conduct and ethics policy. All directors and employees are required to review the policy annually and confirm compliance. The chair of the audit committee monitors compliance with Just Energy’s whistleblower policy.

(iii) provide a cross reference to any material change reports(s) filed within the preceding 12 months that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The board has not granted any waiver of the code of business conduct and ethics policy in favour of a director or executive officer during the past 12 months and for all of calendar 2014. Accordingly, no material change report has been required or filed.

(b)
Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The executive chair of the board with the lead director and vice chair of the board and the chief executive officer and committee chairs set the agenda for all meetings of the board and each committee thereof. They identify all transactions in respect of which a director or executive officer may have a material interest and consult with outside counsel to ensure that the approval of any such transaction is in compliance with applicable stock exchange, corporate and securities rules and policies. Independent valuations and reports are obtained and any director who may have a material interest in any such transaction is required to disclose his interest and to refrain from voting on the matter.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.
An annual certification is undertaken by all employees, directors and officers as to their knowledge of and compliance with codes and other corporate policies. Supplemental information regarding stock exchange rules, corporate structure and responsibility are provided to members of management who are subject to Just Energy’s black-out policy through to and inclusive of the directors.

6.	NOMINATION OF DIRECTORS
(a)	Describe the process by which the board identifies new candidates for board nomination.
The board has appointed a nominating and corporate governance committee with responsibility with assistance from the Lead Director, for the identification of new candidates for recommendation to the board. The nominating and corporate governance committee annually reviews performance evaluations and conducts a peer evaluation review which includes a skills matrix completed by all directors. The matrix sets out the various skills and areas of expertise determined to be essential to ensure appropriate strategic direction and is used to assist in recruiting persons to join the board.

(b)
Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The nominating and corporate governance committee is comprised of five directors, all of whom have been affirmatively determined by the board to be independent pursuant to NI 58-101, N1 52-110 and the NYSE listing standards. Members of the nominating and corporate governance committee are identified in this proxy circular in the table under “Election of Directors”.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
The nominating and corporate governance committee mandate is available on Just Energy’s website at www.justenergy.com and a report on the activities of the committee is described in section 9 of this Schedule on page A-6 of this circular.

7.	COMPENSATION
(a)	Describe the process by which the board determines the compensation for your company’s directors and officers.
The board has appointed a compensation, human resources, environmental health and safety, committee with responsibility for recommending compensation for the Just Energy’s directors and officers to the board and to monitor compliance by Just Energy and its affiliates with environmental, health and safety laws, rules and regulations pursuant to the EHS policy guidelines approved by the committee and the board. The executive chair and the Presidents and Co-CEO’s and CFO’s compensation are approved by the independent directors of the board based on the recommendation of the compensation, human resources, environmental health and safety committee. The board retained the services of an outside independent compensation firm in 2014 to comment and advise on Just Energy’s approach to compensation and the compensation paid to the named executive officers as compared to a peer group of companies.

The nominating and corporate governance committee reviews periodically the adequacy and structure of director compensation and makes recommendations to the board designed to ensure the directors’ compensation realistically reflects the responsibilities, time commitments and risks of the directors.

To align the interests of directors to those of shareholders, the directors and shareholders approved the directors’ compensation plan in June of 2013 which requires the directors to receive $15,000 of their annual retainer in deferred share grants and/or common shares of Just Energy and enables the directors to elect to receive all or a portion of their remaining compensation in the form of deferred share grants and/or common shares of Just Energy. For information about the compensation paid to directors for the year ending March 31, 2014 see “Directors Compensation Table” on page 24 and the Director’s Compensation Plan on page 61 of this proxy circular.

(b)
Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The compensation, human resources, environmental health and safety committees, is comprised of five directors whose names are identified in the proxy circular in the table under “Election of Directors”, all of whom have been affirmatively determined by the Board to be independent pursuant to NI 58-101 and the NYSE listing standards. The board has determined that the payment of legal fees to firms which serve as general outside counsel to Just Energy or outside counsel on matters relating to material transactions and where one of its directors is a partner has not and should not affect or compromise the ability of the director to act independently and where matters requiring a vote of the full board relate to issues on which Just Energy has received advice from the related law firm, the director partner declares his interest and refrains from voting on the matter. Accordingly, each of Messrs. Giffin and Brussa each of whom has experience and expertise in executive compensation serve as independent members of the committee.

(c)	Disclose the identity of the consultant or advisor retained to assist in determining the compensation for any of the directors or officers
In arriving at the compensation levels paid by Just Energy to its executive officers, a number of factors are taken into account including the expertise and experience of the individual, the length of time the individual has been in the position, the personal performance of the individual measured against a matrix of performance factors, the overall performance of Just Energy measured against the achievement of several corporate targeted criteria (including the attainment of Just Energy of several financial targets including: base EBITDA, funds from operations, embedded gross margins and total shareholder return), and a subjective evaluation considering peer-company market data provided by independent compensation consultants retained by Just Energy in 2012, 2013 and 2014 to advise on various aspects of executive compensation as described in the circular. It is believed that the information available and the factors considered in determining executive compensation is sufficient in helping to determine the appropriate level of executive compensation.

(d)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.
The compensation, human resources, environmental health and safety committee mandate is attached as Schedule E to this proxy circular and a discussion and analysis of the compensation paid to the named executive officers for which the committee has significant responsibility begins on page 28 of this circular.

8.	OTHER BOARD COMMITTEES

(a)	If the board has standing committees other than the Audit, Compensation and Nominating Committees, identify the committees and describe their function.
The board has established an executive committee and a risk committee whose functions are discussed below. There are no other additional standing board committees. The compensation, human resources, environmental, health and safety committee has, in addition to compensation responsibilities, obligations to deal with human resource and personnel matters and as discussed above matters relating to environmental, health and safety. The nominating and corporate governance committee has, in addition to nominating responsibilities, the obligation to establish and review Just Energy’s corporate governance structure including compliance with NI 58-101, NI 52-110 and the NYSE listing standards. The executive committee consists of four directors: the Executive Chair (Chair of the Committee) and the Chair of each of the other four standing committees. The Charter for the committee is available on Just Energy’s website at www.justenergygroup.com The primary function of the Committee is to assist the Board when the full board is not in session. The duties of the Chair of the committee are set forth in the Charter for the committee. The mandate and chair position description for the risk committee is available on Just Energy’s website at www.justenergygroup.com. Generally speaking the functions of the risk committee, which consists of four outside directors (three of whom are independent), is to be satisfied that management of Just Energy and each affiliate has implemented effective systems to identify significant risks of the business and changes to these risks and to review regularly the adequacy of and compliance with the risk management policy and risk procedures to assist the board in fulfilling its oversight responsibilities and to review reports from the internal auditor on these matters.

9.	ASSESSMENTS
(a)
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.

The nominating and corporate governance committee conducts a full evaluation of the effectiveness and performance of the board, all board committees and members thereof and individual directors annually. The evaluation also includes self-evaluations and a peer performance evaluation pursuant to which each director evaluates the performance of each of his or her board colleagues. The evaluation consists of: (i) a director’s questionnaire and (ii) a peer evaluation questionnaire, the results of which are tabulated and analyzed through the lead director and the chair of the nominating and corporate governance committee. Results of the questionnaire are presented to the nominating and corporate governance committee and the board and the results of the peer evaluation are reviewed, as necessary and appropriate, by the lead director with each of the individual directors.

The most recent annual director questionnaire and director peer evaluation showed that the Board, the Board Committees, Board Executive Chair, the Lead Director and Committee Chairs and individual directors were effectively fulfilling their responsibilities.

10.	OTHER
The board has developed a “policy on engagement with shareholders on governance” which requires Just Energy to conduct on an annual basis a “Say on Pay” vote by its shareholders. See Schedule D and page D-1 of this proxy circular.

The board has developed a policy on “Board Overboarding”. See note (4) page B2, Schedule B.

Just Energy’s corporate governance guidelines state that the board is responsible for the stewardship of Just Energy and overseeing the business and affairs of Just Energy. Any responsibility that is not delegated to senior management or a board committee remains with the full board. In addition, the board, in conjunction with senior management, determines the limits of management’s responsibilities and establishes annual corporate objectives which management is responsible for meeting.

Note:

(1)
All of the Corporation’s corporate governance policies, committee mandates, including: its Code of Business Conduct and Ethics Policy, its Policy on Insider Trading, Disclosure and Confidentiality, its Whistleblower Policy, the terms of reference and chair positions for each of its Audit Committee, its Compensation, Human Resources, Environmental Health and Safety Committee, its Nominating and Corporate Governance Committee, the Risk Committee and the Executive Committee, the board of director mandate and the position description for individual directors and position descriptions for its Executive Chair, the Lead Director, Chief Executive Officer and Chief Financial Officer are published on the Corporation’s website at www.justenergygroup.com.

OTHER CORPORATE MATTERS

The New York Stock Exchange Corporate Governance Listing Standards

Just Energy, a “foreign private issuer” in the United States, may rely on home jurisdiction listing standards for compliance with the NYSE corporate listing standards but must comply with the following NYSE rules (i) the rule (section 303A.06) requiring the audit committee to meet the requirements of Securities Exchange Commission (“SEC”) Rule 10A-3 of the Securities Exchange Act 1934, as amended; (ii) the requirement (section 303A.11) for Just Energy to disclose its annual report or on its website any significant differences between its corporate governance practices and the NYSE listing standards; (iii) the requirement (section 303A.12(b)) for Just Energy’s CEO to notify in writing the NYSE after any executive officer becomes aware of any non-compliance with the applicable provisions of NYSE corporate governance listing standards, and, (iv) the requirement (section 303A.12(c) for Just Energy to submit an executed Annual Written Affirmation affirming Just Energy’s compliance with audit committee requirements of SEC Rule 10A-3 of the Exchange Act or, as may be required form time to time, an interim written affirmation to the NYSE in the event of certain changes to the audit committee membership or member’s independence and that Just Energy has provided its statement of significant corporate governance difference as required to be included in its annual report to shareholders or on its website.

As required by the NYSE, a statement of the significant differences between Just Energy’s current corporate governance practices and those currently required for U.S. companies listed on the NYSE is available on Just Energy’s website at www.justenergygroup.com.

Schedule B
OTHER PUBLIC COMPANY DIRECTORSHIPS AND COMMITTEE APPOINTMENTS

The following table indicates whether a director or a nominee director is independent or not pursuant to National Instrument 58-101, National Instrument 52-110 and the NYSE listing standards and lists other public company directorships and committee appointments.

Director	Other Public Company Directorships	Committee Appointments
LIST OF ONE NON-INDEPENDENT DIRECTOR
Rebecca MacDonald	Canadian Pacific Railway Limited	Corporate Governance & Nominating Committee
Management Resources & Compensation Committee

LIST OF EIGHT INDEPENDENT DIRECTORS
John A. Brussa(1)	Argent Energy Trust	Governance, Nomination and Compensation
	Baytex Energy Corp.	Reserves, Compensation, Corporate Governance
	Calmena Energy Services Inc.	Governance and Compensation
	Cardinal Energy Ltd.	Reserves, Chairman – Governance and Compensation
	Crew Energy Inc.	Chairman of the Board, Corporate Governance, Compensation, Reserves
	Enseco Energy Services Corp.	Audit
	Long Run Exploration Ltd.	Compensation
	Pinecrest Energy Inc.	Chairman of the Board, Reserves, Corporate Governance, Compensation & Nomination
	RMP Energy Inc.	Compensation
	Storm Resources Ltd.	Compensation, Nomination, Governance
	Twin Butte Energy Ltd.	No Committees
	TORC Oil & Gas Ltd	Compensation
	Yoho Resources Inc.	Compensation
Scott Gahn(2)	None	None
Gordon D. Giffin(1)	Canadian Imperial Bank of Commerce	Management Resources and Compensation
	Canadian National Railway Company	Environment and Safety
Finance
Human Resources
	Canadian Natural Resources Limited	Audit
Governance and Nominating
	TransAlta Corporation	Governance and Nominating
	Element Financial Corp.	Nominating and Governance
Michael Kirby	Extendicare	Corporate Governance
Human Resources (Chair)
Quality Standards
	Indigo Books & Music Inc.	Audit (Chair)
Corporate Governance (Chair)
Human Resources
	MDC Partners Inc.	Corporate Governance
Audit Committee (Chair)
Human Resources
Brett Perlman(3)	None	None
Hugh D. Segal	Sun Life Financial Inc.	Governance and Conduct Review
Investment Oversight
George Sladoje	None	None
William F. Weld	Straight Path Communications Inc	Nominating and Governance

Notes:

(1)
Mr. John A. Brussa, a director of Just Energy, is a partner of the law firm of Burnet, Duckworth & Palmer LLP, which firm serves as general outside counsel to Just Energy on selective matters and receives fees for legal services rendered to Just Energy and its operating entities.

Gordon Giffin, a director of Just Energy, is a partner of the law firm of McKenna, Long & Aldridge, which firm acts as outside counsel to Just Energy on several corporate and litigation matters which firm receives fees for legal services rendered to Just Energy and its operating subsidiaries in the United States.

(2)	Appointed to the Just Energy board on December 17, 2013.

(3)	Elected to the Just Energy board on June 26, 2013

(4)
The Directors of Just Energy recognize that the participation of a person as a director on a board of a publicly listed entity and as a member of one or more committees requires a significant time commitment to enable a director to carry out the fiduciary, statutory and other obligations imposed upon directors under applicable law, regulation and policy. As a matter of good corporate governance practice the directors of Just Energy accept the principle that as a practical business matter to ensure directors have sufficient time to make meaningful decisions involving independent judgment, it is prudent to provide guidance regarding the total number of public boards of directors on which directors of Just Energy should serve also recognizing that a guideline should not constrain or restrict the ability to attract persons as directors who, in exceptional circumstances, based on their experience and expertise, are in a position to uniquely contribute to the deliberations of the board of Just Energy. Accordingly the directors of Just Energy concluded that the application of any constraint or restriction should be left to the judgment of the full board on the basis the board should always be in a position to grant exemptions from a guideline based on the expertise, experience and other factors deemed appropriate.

On August 12, 2010 the board of Just Energy approved the following guidelines:

1.	As a guideline, persons who are directors of Just Energy, should not, as a principle of good corporate governance, serve on the boards of more than six publicly listed entities.

2.
The board of Just Energy, based on the recommendation of the nominating and corporate governance committee, after consideration of all of the circumstances, may determine, annually, prior to the election of directors, to waive the guideline for any current or prospective director of Just Energy who may not meet the guideline but who, in exceptional circumstances, i.e., unique experience and expertise, should not be constrained or restricted from serving on the Just Energy board.

As indicated on page 10 of the proxy circular, based on his experience and contribution to the deliberations of the board, the nominating and governance committee has waived the application of the guideline for John Brussa.

Schedule C
JUST ENERGY GROUP INC. – BOARD MANDATE
The Board of Directors of Just Energy
Board Mandate
– Supervising the Management of the Business and Affairs of Just Energy –

Our Main Responsibilities

We provide the supervision necessary for:

1.	Disclosure of Reliable and Timely Information to Shareholders – the Shareholders depend on us to get them accurate and relevant information.

2.
Approval of Strategy and Major Policy Decisions of Just Energy – we must understand and approve where Just Energy is going, be kept current on its progress towards those objectives and be part of and approve any major decisions.

3.
Evaluation, Compensation and Succession for Key Management Roles – we must be sure that the key roles have the right people, that they are monitored and evaluated by us and that they are appropriately compensated to encourage Just Energy’s long-term success.

4.
Oversight of the Management of Risks and the Implementation of Internal Controls – we must be satisfied that the assets of Just Energy are protected and that there are sufficient internal checks and balances.

5.
Effective Board Governance – to excel in our duties we need to be functioning properly as a Board – strong members with the right skills and the right information and generally to be responsible for the development of Just Energy approach to corporate governance.

Independence is Key

The Board of Directors understands that we must be independent of the management of Just Energy. To enhance our independence we have implemented the following:

–	A majority of the members of the Board are independent

–	All Committees are composed solely of non-management directors

–	The Board and its Committees can meet independently of management at any time

–	The Board and its Committees can hire their own independent advisors

–	An independent lead Director with a clear mandate provides leadership for the independent directors

–	A policy requires all Directors to hold deferred share grants or shares as part of the Board retainer

–	The provision of high-quality information for Directors – orientation for new directors, meaningful presentations, access to management and sufficient time to review material

We know independence requires more – it requires preparation for meetings, understanding the issues, strength, commitment, integrity and an inquiring mind.

Our Composition

Our number shall be as provided for in accordance with Just Energy’s By-laws from time to time and shall comply with the rules of board composition established by the Nominating and Corporate Governance committee of Just Energy. Each director shall possess the qualities set out in the Position Description for Directors and the Position Descriptions for Directors in their role as Chair of each Board Committee.

We will create Committees from time to time and will delegate certain functions to them. Each of these Committees has a written Mandate. These Mandates are reviewed on a regular basis and are updated and amended as often as needed to respond to the evolving regulatory and market environment in which Just Energy operates.

Independent Functioning of Board and Committees

The Board is responsible for establishing the appropriate procedures to ensure that the Board, Committees and individual Directors can function independently of management to the extent considered necessary or desirable by Directors. The Board can retain independent professionals. Each Committee can retain and terminate independent professionals and each has the sole authority to approve all fees payable to an Independent professional. Any Director can retain an independent professional with the prior approval of the Nominating and Corporate Governance Committee. Each Committee and the Board can conduct all or part of any meeting in the absence of management, and it is the Board’s policy to include such a session on the agenda of each regularly scheduled Board meeting.

Each Committee chair can also require the Corporate Secretary to convene a meeting of the Board or a Committee to be held in the absence of management or to reserve an agenda item at any Board or Committee meeting for business to be conducted in the absence of management. Each Director can request such a meeting or reserved agenda item by contacting a Committee Chair.

Meetings

The Board meets a minimum of four times per year. For regularly scheduled meetings, an agenda for each Board meeting and other documents for consideration are sent by courier to all Directors about one week in advance of each meeting. For special meetings of the Board, best efforts are made to distribute materials to the Directors as far in advance as practicable. A complete Board package, which includes all material for the meeting, is provided to each Director prior to the commencement of each meeting.

Specific Duties and Responsibilities

The Board has the following specific duties and responsibilities, which may be delegated to Committees of the Board, in whole or in part, with ongoing reporting by the Committees to the Board:

Strategic Planning

The Board is responsible for the strategy and fundamental goals of Just Energy for all aspects of its undertaking. This responsibility includes the adoption of a strategic planning process; convening annually a strategic planning meeting involving the Board and executive management, approving strategic plans, which take into account, among other things, the major opportunities and risks of Just Energy; and overseeing the implementation of strategic plans and monitoring performance against such plans. This responsibility also includes reviewing and approving all major strategy and policy recommendations including the financial plan and approving operating budgets, and specific requests for major acquisitions.

Risk Management

The Board is responsible for ensuring that the appropriate policies and procedures are in place to protect the assets and commodity hedging policies of Just Energy and assure its viable future. The Board is also responsible for identifying the principal risks of all aspects of Just Energy’ business and ensuring the implementation of appropriate systems to manage these risks.

Internal Controls and Management Information Systems

The Board is responsible for overseeing and monitoring the integrity of Just Energy’ internal controls and procedures, management information systems and audit procedures, and overseeing the appropriate operation of Energy Savings including compliance with all applicable legal and regulatory requirements through financial and other management information systems, and appropriate inspection, compliance and control systems. The Board is responsible for ensuring that financial reporting and financial control systems are adequate and operating, and approving the quality and sufficiency of information provided to the Directors.

Communications Policy

The Board is responsible for establishing a communications policy for Just Energy and overseeing the maintenance of effective unitholder and stakeholder relations through Just Energy’s communications policy and programs so that accurate and timely material information is disseminated to and feedback is accommodated from shareholders.

Director Orientation and Assessment

The Board is responsible for ensuring there is an appropriate, formal orientation program for new directors and for assessing the effectiveness and contribution of the Board, Committees and all Directors annually. The Board is also responsible to ensure that the Directors have the necessary financial, energy, marketing, regulatory, human resource and compensation expertise.

Evaluation, Compensation and Succession Planning

The Board is responsible for overseeing the effective operation of Just Energy by appointing, assessing performance of, compensating, disciplining and succession planning for all senior Just Energy officers. The Board is responsible for ensuring the senior management team has the appropriate qualities and competencies to meet the expectations set by the Board. The Board is responsible for approving the compensation of the senior management team and the compensation policies of Just Energy, including reviewing the adequacy and form of compensation of directors. The board is responsible for developing a position description for the Board members, the Executive Chair, the Co- Chief Executive Officers, the Chief Financial Officer, the Lead Director, the Vice Chair, the Corporate Secretary and the Chair of each Board Committee which, together with other Board approved policies and practices, should provide for a definition of the limits to management’s responsibilities. The Board is responsible for approving the objectives of Just Energy to be met by the Co- Chief Executive Officers.

General

The Board is responsible for monitoring the effectiveness of Just Energy’s’ corporate governance practices and approving any necessary changes, as required. The Board is responsible for establishing general Just Energy policies and performing other tasks required by law. The Board is also responsible for ensuring compliance with and monitoring all policies approved by the Board including (i) the Code of Business Conduct and Ethics Policy and (ii) the Policy on Insider Trading, Communications and Confidentiality.

(Adopted by the Board on November 17, 2010)

Schedule D
POLICY ON ENGAGEMENT WITH SHAREHOLDERS ON GOVERNANCE
Policy of the board of Directors of Just Energy Group Inc. (“JEGI”)

Engagement With Shareholders on Governance Matters

The Board believes that it is important to have regular and constructive engagement directly with its Shareholders to discuss governance issues of importance to Shareholders and to allow and encourage Shareholders to express their views on governance matters directly to the Board outside of the of the annual meeting. These discussions are intended for the Board to be able to listen to its Shareholders and to explain to them otherwise publicly available material information, and will be subject to JEGI complying with its obligation not to make selective disclosure of a material fact or material change.

In order to allow Shareholders to provide timely and meaningful feedback to the Board, the board will develop practices to increase engagement with all of its Shareholders as is appropriate for its Shareholder base and size. Examples of engagement include meeting with JEGI’s larger Shareholders and organizations representing a number of Shareholders and establishing methods of hearing from smaller Shareholder engagement practices in other jurisdictions as they develop, such as asking specific questions as a part of the proxy process, undertaking investor surveys and using web-based tools that allow Shareholders to provide feedback and/or ask questions of the Board.

Compensation Disclosure To Shareholders By The Board

JEGI is required by s.9.3.1 of National Instrument 51-102 Continuous Disclosure Obligations to provide Shareholders with the information stipulated in Form 51-102F6 on executive compensation.

It is the policy of the Board that the executive compensation information will be in two parts. First, the information required to be disclosed by Form 51-102F6 will, as indicated, be contained in the management information circular of JEGI for its annual meeting as a report to Shareholders from JEGI.

Second, the Compensation, Human Resources, Environmental, Health and Safety Committee of the Board, on behalf of the entire Board of Directors (as compensation is ultimately a core responsibility of the entire Board), will, in its report to Shareholders in the management information circular discuss the key strategic objectives of JEGI and how the executive compensation plan is designed to motivate management to achieve them. While the compensation discussion and analysis disclosure primarily provides information relating to the most recently completed financial year, the Committee’s report will also describe the approach to compensation for subsequent financial year(s), highlighting any changes made to the prior year’s compensation plan and instances where and why discretion was exercised by the Board in the prior year, along with explanations for these decisions.

The Committee’s report, together with the compensation discussion and analysis, is intended to provide Shareholders with the information needed to understand the goals the Board is trying to achieve with its compensation policies and to understand the rationale for the compensation awards and arrangements. The compensation disclosure provided to Shareholders should be complete, clear and understandable and sufficient detail will be given to Shareholders to assist them in forming a reasoned judgment about JEGI’s approach to compensation.

Advisory “Say on Pay” Vote

The Board believes that Shareholders should have the opportunity to fully understand the objectives, philosophy and principles the Board has used in its approach to executive compensation decisions and to have an advisory vote on the Board’s approach to executive compensation.

Purpose of “Say on Pay” Advisory Vote

The purpose of the “Say on Pay” advisory vote is to provide appropriate Director accountability to the Shareholders of JEGI for the Board’s compensation decisions by giving Shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans, and on the plans themselves, for the past, current and future fiscal years.

While Shareholders will provide their collective advisory vote, the Directors of JEGI remain fully responsible for their compensation decisions and are not relieved of these responsibilities by a positive advisory vote by Shareholders.

Form of Resolution

Commencing in 2011 the management information circular distributed in advance of each annual meeting of Shareholders will ask Shareholders to consider an annual non-binding advisory resolution substantially in the following form:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors that the Shareholders accept the approach to executive compensation disclosed in the Corporation’s information circular delivered in advance of the 2011 annual meeting of Shareholders.

Approval of the above resolution will require an affirmative vote of a majority of the votes cast at the annual meeting of Shareholders.

Results of Advisory “Say on Pay” Vote

As this is an advisory vote, the results will not be binding upon the Board. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase their engagement with Shareholders on compensation and related matters.

JEGI will disclose the results of the Shareholder advisory vote as a part of its report on voting results for the meeting.

In the event that a significant number of Shareholders oppose the resolution, the Board will consult with its Shareholders (particularly those who are known to have voted against it) to understand their concerns and will review JEGI’s approach to compensation in the context of those concerns. Shareholders who have voted against the resolution will be encouraged to contact the Board to discuss their specific concerns.

The Board will disclose to Shareholders as soon as is practicable, and no later than in the management proxy circular for its next annual meeting, a summary of the comments received from Shareholders in the engagement process and the changes to the compensation plans made or to be made by the board (or why no changes will be made).

Annual Review of This Policy

The Board recognizes that Shareholder engagement and “Say on Pay” are evolving areas in Canada and globally, and will review this policy annually to ensure that it is effective in achieving its objectives.

This Policy approved by the Board on November 17, 2010.

Note: At the June 26, 2013 annual and special meeting of shareholders, holders of common shares of Just Energy carrying 96.5% of all votes cast, voted in favour of Just Energy’s approach to executive compensation.

Schedule E
JUST ENERGY GROUP INC.
(the “Company”)
COMPENSATION, HUMAN RESOURCES, HEALTH, SAFETY AND
ENVIRONMENTAL COMMITTEE
TERMS OF REFERENCE
(as amended February 9, 2012)

For purposes of the Terms of Reference the terms set forth below shall have the meanings opposite.

“Applicable Law” means: (a) the by-laws, rules and policies of the Toronto Stock Exchange and the New York Stock Exchange (including section 303A.05 of the NYSE Company Manual to the extent applicable to a foreign private issuer); (b) applicable Canadian and provincial securities legislation, rules and policies; (c) the U.S. Securities Act of 1933 and the Securities and Exchange Act of 1934 and all orders, rules and polices passed pursuant thereto; (d) the Sarbanes Oxley Act of 2002 and the Dodd – Frank Wall Street Reform and Consumer Protection Act of 2010 and all directories, orders, policies etc., to the extent applicable to a foreign private issuer; and (e) such other legislation, policies and rules as may from time to time affect the constitution of the Committee and its responsibilities as herein provided;

“Board” means the board of directors of the Company;

“CEO” means the Chief Executive Officer;

“CFO” means the Chief Financial Officer;

“Committee” means the Compensation, Human Resources, Environmental, Health and Safety Committee;

“EC” means the Executive Chair;

“NEOs” means the five highest paid executive officers of the Company and its affiliates.

COMPOSITION

•
The Committee will be comprised of a minimum of three directors, all of whom must be independent Directors under the rules for Director independence under Applicable Law including as set out in section 303A.02 of the NYSE Company Manual.

•
The membership of the Committee will represent a diverse background of experience and skills including members with energy, human resources, financial, management and health, safety and environmental experience.

•	The Board will appoint the members of the Committee annually at the first meeting of the Board after the annual general meeting of shareholders.

•
Committee members will be appointed for a one year term and may be reappointed subject to the discretion of the Board having regard to the desire for continuity and for periodic rotation of Committee members.

•	One of the members who is not an executive officer or full-time employee shall be appointed Committee Chair by the Board.

•
The Committee shall appoint a Secretary (who shall be the Corporate Secretary of the Company) to assist in developing agendas, preparing material for Committee members and carrying out such other administrative tasks as the Committee may delegate.

RESPONSIBILITY

•
The Committee’s primary purpose is to assist the Board in fulfilling its oversight responsibilities with respect to: (i) key compensation and human resources policies; (ii) the compensation of each of the NEOs; (iii) executive management succession and development; (iv) health, safety and environmental matters; and (v) all other matters normally associated with compensation and policies under Applicable Law.

AUTHORITY

•	The Board will establish the mandate and define the authority of the Committee.

•
The Committee may retain persons having special expertise to assist the Committee in fulfilling its responsibilities including compensation consultants or experts qualified under Applicable Law and may determine their mandates and compensation all of which shall be disclosed as required under Applicable Law.

MEETINGS

•
The Committee will meet at least four times a year. Meetings will be scheduled to facilitate the annual review of salaries, the award of bonuses, the approval of share options, restricted share grants, deferred share grants and shares issuable pursuant to the Company’s share option plan, restricted share grant plan and the directors’ compensation plan, if any, and all other aspects relating to compensation and human resource issues and health, safety and environmental issues affecting the Company and its affiliates all of which will be subject to Board approval. Additional meetings will be held as deemed necessary by the Committee Chair.

•	Meetings of the Committee shall be validly constituted if a majority of the members of the Committee are present in person or by telephone conference.

•	To expedite the review of matters, the Committee may meet in combination with the members of the Nominating and Corporate Governance Committee.

REPORTING

•
The minutes of all meetings of the Committee will be taken by the Committee Secretary and be provided to the Board. Oral reports by the Chair on recent matters not yet minuted will be provided to the Board at its next meeting. Minutes of all Committee meetings will be subsequently reviewed and approved by the Committee.

•	Supporting schedules and information reviewed by the Committee will be available for examination by any director upon request to the Secretary of the Committee.

ROLE

•	The role of the Committee is to assist the Board in fulfilling its oversight responsibilities to:

–	ensure that the compensation policy and philosophy supports the Company’s strategic objectives;

–	ensure that incentive programs are designed to motivate the NEOs and senior managers to achieve or exceed corporate objectives and to enhance shareholder value;

–	ensure that appropriate human resource policies are in place;

–
review the response by the Company or its affiliates, as the case may be, to health, safety and environmental issues including compliance with Applicable Law, regulatory requirements and industry standards;

–	monitor executive management succession and development;

–
ensure that the compensation decisions of senior managers are not self-serving and that there is reasonable consistency in the application of the compensation policy. Note: it is not the role of the Committee to examine the details of bonus formulae, or the performance of individuals and related salary increases, except for the NEOs. The Committee may question apparent gross discrepancies and seek clarification as to how the policy has been applied, but it will leave detailed administration of compensation matters for persons other than the NEOs to the senior executive officers.

–
review National Policy 58-201 entitled “Corporate Governance Guidelines” a copy of which is attached hereto as Schedule “A” to ensure that the Committee complies with the principles thereof that address compensation and human resource matters including sections 3.15, 3.16 and 3.17 of Schedule B and ensuring that the Company complies with Form 58-101F1 entitled “Corporate Governance Disclosure” a copy of which is attached hereto as part of Schedule A.

–	review National Policy 51-102 entitled “Continuous Disclosure Obligations” to ensure compliance with Form 51-102F6 ie., “Statement of Executive Compensation” as amended from time to time.

RESPONSIBILITIES

•	The Committee is responsible for:

–
at the beginning of each fiscal year, setting the envelope for aggregate bonuses for the forthcoming year for the NEOs and all senior executive officers including the approval of all executive bonus plans.

–
setting the compensation of the EC, the Chief Executive Officer CEO and CFO and the fees to be paid, shares and deferred share grants to be owned or options or other rights to be granted to Directors and members of Committees of the Board;

–
reviewing the performance of the NEOs annually or more frequently if deemed necessary by the Committee. Setting the senior executive officer’s compensation comprising salary, bonus and any other incentive compensation for the NEOs provided for in their employment agreements. In consultation with the CEO establishing his personal objectives (including corporate objectives) which the CEO is responsible for meeting for the following year;

–
reviewing the performance and approving the compensation, including salaries, bonuses and other incentives, of executive officers of the Company and the heads of each subsidiary or division, on the recommendation of the CEO;

–
annually (i) prepare a report on the EC, CEO and CFO’s compensation from Management or, in the Committee’s discretion, an independent consultant; (ii) evaluate the performance of the EC, CEO and CFO’s considering the Position Descriptions of the EC, CEO and CFO’s, and the EC, CEO’s and CFO’s short-term and long-term corporate goals and objectives and performance measurement indicators; and (iii) recommend annual EC, CEO and CFO compensation, including a long-term incentives component determined considering the Company’s performance and relative shareholder returns, the value of similar incentive awards to EC, CEO and CFO at comparable companies and the awards given to the Company’s past EC, CEOs and CFO. Based on the evaluation, in the Committee’s discretion, make recommendations to the independent directors of the Board for consideration. The independent directors have sole authority to determine annual EC, CEO and CFO compensation. The Committee, in its discretion, may approve a long-term incentive award (with or without ratification from the Board) as may be required to comply with applicable tax laws.

–	annually review temporary successors for the EC, CEO and CFO in case of absence or disability and, in the Committee’s discretion, make recommendations to the Board for consideration.

–
annually review, with the Nominating and Corporate Governance Committee (NCG Committee) and the EC, CEO and CFO the Position Description for the EC, CEO and CFO and, in the Committee’s discretion recommend any changes to the Board for consideration.

–
developing and documenting the compensation policy and philosophy of the Company and any changes thereto for approval by the Board to enable the Company to recruit, retain, and motivate performance-oriented executives so that their interests are aligned with the interests of the Company and the shareholders of the Company;

–	approving fringe benefit programs on the recommendation of the CEO;

–	establishing and administering incentive compensation programs and monitoring their effectiveness;

–
establishing and administering the share option program, the restricted share grant plan and the directors compensation plan and approving amendments thereto, all subject to the approval of the Board of Directors;

–
reviewing the Statement of Executive Compensation required to be prepared under applicable corporate and securities legislation and regulation including the disclosure concerning members of the Committee and settling the reports required to be made by the Committee in any document required to be filed with a regulatory authority and/or distributed to shareholders including the Report of the Compensation Committee.

–	at the request of the CEO, reviewing any other matter affecting the hiring, terms of employment and dismissal of employees, including the terms of employment contracts.

–
reviewing the views and positions of independent organizations (such as the Risk Metrics Group and the Canadian Coalition on Good Governance) representing institutional unitholders in the context of the Company’s compensation objectives and components of executive compensation.

–
reviewing with management whether the policies relating to health, safety and environmental issues including compliance with applicable legislation, regulatory requirements and industry standards are being effectively implemented.

–
reviewing and considering as appropriate, reports and recommendations issued by the Company and its affiliates relating to health, safety and environmental issues, together with management’s response thereto.

–
ensuring that the Company and each affiliate thereof that may be subject to legislation, regulation and/or other requirements relating to health, safety and environmental issues (i.e. such as National Energy Corporation) establishes an internal health, safety and environmental committee with terms of reference approved by the Committee which terms of reference shall include a requirement that: (i) the minutes of all meetings and proceedings of such committees are forwarded to the Chair of the Committee and (ii) all significant health, safety and environmental issues are brought to the attention of the Chair of the Committee.

–	establishing policies for approval by the Board relating to or as required by Applicable Legislation from time to time.

–	ensuring that the Terms of Reference for the Committee are published on the Company’s website.

•
The Lead Director, in consultation with the Chair of the Committee, will periodically review the effectiveness of the Committee, the performance of each Committee member and each of the directors of the Company.

This document should be read in conjunction with the Nominating and Corporate Governance Committee’s Terms of Reference.

(Approved by the Board of Directors on February 9, 2012
to become effective immediately)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Just Energy Group Inc.
(Registrant)
Date:	June 2, 2014	By:	/s/ Jonah T. Davids
			Name:	Jonah T. Davids
			Title:	Senior Vice President, Legal and Regulatory and General Counsel